

Western Digital.

2021

PROXY STATEMENT

Western Digital®

Western Digital creates environments for your data to thrive. As a leader in data infrastructure, we are driving the innovation needed to help customers capture, preserve, access and transform an ever-increasing diversity of data. Everywhere data lives, from advanced data centers to mobile sensors to personal devices, our industry-leading solutions deliver the possibilities of data.

Western Digital's vision is to architect how data enables the world to solve its biggest challenges. We have a passion to innovate and lead the charge in the transformation of data. Creating the right environment where our employees can thrive is key to how we do business. Quality products, exceptional customer service and industry-leading solutions all come from a culture that's inclusive, forward-thinking and bold enough to imagine the possibilities of data.

Our Long-Term Value Creation Strategy

Our strategy supports our mission to be recognized as the world's leading data infrastructure company

We continue to pursue a long-term value-creation strategy underpinned by growth in Big Data applications through our hard disk drive ("HDD") offerings and Fast Data applications through our flash offerings. Western Digital's platform is strategically positioned to play a key role in supporting long-term growth trends.

Our strategy is dependent on continuing to build a culture of growth and innovation to accomplish five major strategic pillars:

				
DRIVE DIFFERENTIATED LEADERSHIP IN FLASH	**DRIVE LEADERSHIP IN HDD**	**LEAD IN STORAGE INNOVATION**	**BUILD ON OUR CUSTOMER VALUE**	**ACCELERATE OPERATIONAL EXCELLENCE**
Drive portfolio strategy to create a unique role for Western Digital as a leader in the flash market Increase long-term engagement and through-cycle agreements with key hyperscalers	Expand our partnership with hyperscale customers through innovative offerings Continue to deliver on our areal density improvement roadmap	Maintain leadership in core storage technologies Lead in energy-assisted technologies to drive long-term growth in capacity HDD Lead in flash 3D node transitions, design parameters and capital efficiency Drive future storage interface standards, architectures and software ecosystems	Expand relationships at our largest customers to enrich our value Establish ourselves as "The Supplier" for storage in retail, e-tail and distribution channels, while developing the WD online store as a preferred channel	Meet quarter-to-quarter cost down target to improve gross margin while improving inventory Establish a robust end-to-end supply chain, and enhance responsiveness and service levels Continue to increase automation in our factories

Culture of Growth and Innovation

LETTER FROM OUR CHAIRMAN AND LEAD INDEPENDENT DIRECTOR

Dear Fellow Stockholders:

On behalf of our entire Board, we thank you for your investment and trust in us to oversee the long-term success and sustainability of Western Digital. Despite the continued challenges presented by the past year, our Board provided critical oversight in helping the company adapt to near-term uncertainties and nurtured a culture that values protecting and growing your investment over the long term. As directors, we played an integral role in overseeing the strategic direction of the company, monitoring execution by Western Digital's management and ensuring that the company's culture continues to support and align with its long-term strategy.

As we approach the 2021 Annual Meeting, we would like to share some of the ways that we are working to provide strong independent oversight and represent your interests.

EXECUTING ON OUR GROWTH AND INNOVATION STRATEGY

An essential role of the Board is to provide effective oversight related to Western Digital's corporate strategy and execution. We understand that we have a fundamental and strategic oversight role to play in building a resilient enterprise, while also laying the foundation for the company's future success as an essential building block of the digital economy. We work closely with senior leadership in developing Western Digital's strategy and positioning us to continue as a leading developer, manufacturer and provider of data storage devices and solutions. As we reflect on fiscal 2021, our results demonstrate continued momentum in our business as we executed on priorities we believe will drive growth.

Western Digital's strengths in technology and cost leadership, expansive product portfolio and broad routes to market are providing a foundation upon which we are solidifying our position as the leading data infrastructure company. These strengths, combined with our increased operational and strategic focus enabled by our new business unit structure, are driving results. As we continue to face a dynamic environment, we are seeing the benefits of the synergistic value in the breadth of Western Digital's portfolio, and our unique ability to deliver both hard drive and flash solutions to our diverse end-markets and customer base.

REFRESHING OUR BOARD WITH NEW PERSPECTIVES

Strong independent leadership and ongoing attention to Board composition are critical in our commitment to a thoughtful governance structure that is aligned with our strategic needs. In seeking to ensure an appropriate mix of tenure and expertise that provides a balance of fresh perspectives and institutional knowledge, we routinely evaluate the composition of the Board and strategically refresh our membership to ensure we have a balanced mix of deep subject-matter expertise across a variety of disciplines to guide the company. The Governance Committee invests a substantial amount of time assessing our Board's composition as part of the annual self-evaluation process, and revisits the topic during the year if the Board sees changes in the company's governance needs.

Since 2020, we have welcomed two independent directors to our Board, each of whom brings extensive experience and fresh perspectives that enrich our Board's dialogue and enhance our ability to continue effectively overseeing the business. Following a robust search process, we welcomed Dr. Thomas (Tom) Caulfield and Miyuki Suzuki as our newest independent directors in July 2021. Tom and Miyuki both bring strong track records of professional success and expertise in a wide range of matters relevant to the company, including semiconductor and global operating experience that complements Western Digital's growth and innovation strategy. Tom and Miyuki are both serving on our Governance Committee.

CONTINUING OUR BOARD-DRIVEN STOCKHOLDER ENGAGEMENT

Year-round engagement with our stockholders remains a key focus for our company and an important part of our Board's governance commitment. During the past year, we continued our robust Board-driven stockholder engagement program, which allowed us to meet with a broad base of stockholders throughout the year. This dialogue helped us to better understand stockholders' views on a variety of relevant issues, including company strategy and performance, board diversity and refreshment, executive compensation and corporate responsibility matters.

Over the past year, we reached out to stockholders representing nearly 60% of shares outstanding. Our engagement team conducted calls with 14 stockholders, composed of investors with a variety of investment styles and geographic locations. These engagements continue to provide us with valuable feedback that allows our Board to better understand our stockholders' priorities and perspectives and to incorporate them into our deliberations and decision making.

FOCUSING ON CORPORATE RESPONSIBILITY AND SUSTAINABILITY

Sound corporate responsibility in all aspects of our business is a focus of our Board and management team, and we have expanded our sustainability vision for what the company can accomplish in the coming years. We believe that being an industry leader is not just about having talented employees or innovative products, but also about doing business the right way, every day. To ensure our commitment to sound corporate responsibility is deeply rooted in all aspects of our business, we maintain Board-level oversight in the areas of corporate responsibility, sustainability and human capital management.

Earlier this year, we published our 2021 Sustainability Update, which aligns with standards set by both the Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI). Highlights from our 2021 Sustainability Update can be found on page 23 of the Proxy Statement. We also invite you to review our 2020 Sustainability Report and 2021 Sustainability Update on our Corporate Sustainability page at www.westerndigital.com.

Additionally, in September 2021, we announced that our greenhouse gas emissions reduction goals, which are consistent with the Paris Agreement, were approved by the Science Based Targets initiative (SBTi). The company's targets are aligned with the ambitious goal to limit global warming to 1.5° C above pre-industrial levels. While our targets were only recently approved by SBTi, we have already accelerated our investments in meaningful emissions reductions.

WE ASK FOR YOUR SUPPORT

We value the trust you place in us through your investment in Western Digital. We appreciate the opportunity to serve Western Digital on your behalf through fiscal 2022 and beyond, and will continue our focus on the sustainable and long-term growth of the company. We look forward to hearing your views at this year's Annual Meeting and in the year to come.

Your vote is very important to us. We strongly encourage you to read both our proxy statement and annual report in their entirety prior to the Annual Meeting on November 16, 2021, and request that you support our voting recommendations.

Sincerely,



MATTHEW E. MASSENGILL
Independent Chairman of the Board



KATHLEEN A. COTE
Lead Independent Director

Message from the Chairman and the Board

We would also like to take this opportunity to thank Kathleen A. Cote, who will be retiring from the Board at our Annual Meeting, for her two decades of service. We benefited greatly from her insights and contributions as Lead Independent Director and a trusted advisor. We share her optimism about Western Digital's future and are honored to continue working with management to deliver on that.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Western Digital Corporation
5601 Great Oaks Parkway, San Jose, California 95119



DATE
November 16, 2021



TIME
Online check-in begins: 7:45 a.m. Pacific Time
Meeting begins: 8:00 a.m. Pacific Time



LOCATION
As in 2020, our annual meeting will be a completely virtual meeting of stockholders that will provide stockholders comparable rights and opportunities to participate as they would at an in-person meeting. To participate, vote or submit questions during the annual meeting via live webcast, please visit: www.virtualshareholdermeeting.com/WDC2021. Please see "Virtual Annual Meeting" on the following page for additional information.



WHO CAN VOTE
Stockholders of record at the close of business on **September 20, 2021** will be entitled to notice of and to vote at our annual meeting and any postponements or adjournments of the meeting.

VOTING SHARES IN ADVANCE OF THE MEETING

Your vote is very important. Please submit your proxy as soon as possible via the Internet, telephone or mail. Submitting your proxy by one of these methods will ensure your vote will be counted regardless of whether you attend the annual meeting.



VIA THE INTERNET
Visit the website listed on your proxy card, notice or voting instruction form



BY PHONE
Call the phone number listed on your proxy card or voting instruction form



BY MAIL
Complete, sign, date and return your proxy card or voting instruction form in the envelope provided

Matters to be voted on

	Proposal	Board Recommendation
1	Election of the nine director nominees named in the attached Proxy Statement to serve until our next annual meeting of stockholders and until their respective successors are duly elected and qualified	VOTE FOR
2	Approval on an advisory basis of the named executive officer compensation disclosed in the attached Proxy Statement	VOTE FOR
3	Approval of our 2021 Long-Term Incentive Plan	VOTE FOR
4	Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2022	VOTE FOR

At the meeting, we will also consider any other business that may properly come before our annual meeting or any postponement or adjournment of the meeting.

By Order of our Board of Directors,

Michael C. Ray
Executive Vice President, Chief Legal Officer and Secretary
October 4, 2021

Important notice regarding the availability of proxy materials for our annual meeting of stockholders to be held on November 16, 2021:
On or about October 4, 2021, proxy materials for the annual meeting, including the attached Proxy Statement and our Annual Report for the fiscal year ended July 2, 2021, are being furnished to stockholders entitled to vote at the annual meeting. The Proxy Statement and 2021 Annual Report are available on our Investor Relations website at investor.wdc.com. You can also view these materials at www.proxyvote.com by using the control number provided on your proxy card or Notice of Internet Availability of Proxy Materials. A list of stockholders as of the record date for the annual meeting may be accessed during the virtual annual meeting at www.virtualshareholdermeeting.com/WDC2021 by using the 16-digit control number on your Notice of Internet Availability of Proxy Materials, or on your proxy card or voting instruction form that accompanied your proxy materials.

Virtual Annual Meeting

Our 2021 annual meeting of stockholders (the "Annual Meeting") will be a completely virtual meeting of stockholders conducted via live audio webcast to enable our stockholders to participate from any location around the world. You will be able to attend the Annual Meeting by visiting www.virtualshareholdermeeting.com/WDC2021.

Attendance and Participation at the Virtual Annual Meeting

- We believe that the virtual annual meeting format will give stockholders the opportunity to exercise the same rights as if they had attended an in-person meeting and believe that these measures will enhance stockholder access and encourage participation and communication with our Board of Directors and management by enabling all stockholders to participate fully, equally and without cost, using an Internet-connected device from any location around the world. In addition, the virtual annual meeting format increases our ability to engage with all stockholders, regardless of size, resources or physical location.

- Attendance at the Annual Meeting is open to the public online at www.virtualshareholdermeeting.com/WDC2021, but only stockholders of record or beneficial owners as of September 20, 2021, the record date, or those holding a valid legal proxy for the Annual Meeting are entitled to vote or ask questions via the online virtual annual meeting platform.

- To participate in the Annual Meeting by voting or asking questions, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

- We will have technicians ready to assist you with any technical difficulties you may have accessing the Annual Meeting. If you encounter any difficulties accessing or logging in to the Annual Meeting, please call the technical support number displayed on the login page of the online virtual annual meeting platform.

Questions at the Virtual Annual Meeting

- During the Annual Meeting, we will answer as many stockholder-submitted questions as time permits, and any questions that we are unable to address during the Annual Meeting will be published and answered on our website following the meeting with the exception of any questions that are irrelevant to the purpose of the Annual Meeting or our business or that contain inappropriate or derogatory references which are not in good taste. If we receive substantially similar questions, we will group such questions together and provide a single response to avoid repetition.

Disclaimers

Cautionary Note Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements, including but not limited to, statements concerning our product and technology portfolio, views with respect to the growth of digital data, our business strategy and strategic priorities, our ability to execute our strategy, our expectations regarding the impact of COVID-19, our director succession plans and plans for our sustainability program, including our science-based targets, policies and reporting in the area of human rights and diversity and inclusion efforts. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including: future responses to and effects of the COVID-19 pandemic; volatility in global economic conditions; impact of business and market conditions; impact of competitive products and pricing; our development and introduction of products based on new technologies and expansion into new data storage markets; risks associated with cost saving initiatives, restructurings, acquisitions, divestitures, mergers, joint ventures and our strategic relationships; difficulties or delays in manufacturing or other supply chain disruptions; hiring and retention of key employees; our substantial level of debt and other financial obligations; changes to our relationships with key customers; disruptions in operations from cyberattacks or other system security risks; actions by competitors; risks associated with compliance with changing legal and regulatory requirements and the outcome of legal proceedings; and other risks and uncertainties listed in our 2021 Annual Report on Form 10-K and our other reports filed with the Securities and Exchange Commission (the "SEC"), to which your attention is directed. You should not place undue reliance on these forward-looking statements, which speak only as of the date hereof, and we undertake no obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Website References

You may also access additional information about Western Digital at www.westerndigital.com. References to our website throughout this Proxy Statement are provided for convenience only and the content on our website does not constitute a part of this Proxy Statement.

TABLE OF CONTENTS

PROXY SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider. We encourage you to read the entire Proxy Statement for more information about these topics prior to voting.

Our Director Nominees

Name and Principal Occupation	Independent	Director Since	Board Committees	Other Current Public Directorships
KIMBERLY E. ALEXY, 51 Principal, Alexy Capital Management	✓	2018	(A) (G) (E)	• Alteryx, Inc. • FireEye, Inc. • Five9, Inc.
DR. THOMAS H. CAULFIELD, 62 CEO, GlobalFoundries Inc.	✓	2021	(G)	None
MARTIN I. COLE, 65 Former Chief Executive, Technology of Accenture plc.	✓	2014	(A) (C)	• The Western Union Company
TUNÇ DOLUCA, 63 Former President and CEO, Maxim Integrated	✓	2018	(C)	• Analog Devices, Inc.
DAVID V. GOECKELER, 59 CEO, Western Digital Corporation		2020	(E)	None
MATTHEW E. MASSENGILL, 60 **INDEPENDENT CHAIRMAN OF THE BOARD** Former President and CEO, Western Digital Corporation	✓	2000	(E)	None
PAULA A. PRICE, 59 Former Executive Vice President and CFO, Macy's, Inc.	✓	2020	(A)	• Accenture plc • Bristol-Myers Squibb Company • DaVita Inc.
STEPHANIE A. STREETER, 64 Former CEO, Libbey Inc.	✓	2018	(C) (G)	• Goodyear Tire & Rubber Company • Kohl's Corporation
MIYUKI SUZUKI, 61 Former President, Asia Pacific, Japan and China, Cisco Systems, Inc.	✓	2021	(G)	None

(A) Audit   (C) Compensation and Talent   (G) Governance   (E) Executive   ◯ Committee Chair

Board Nominee Highlights

BOARD SNAPSHOT

INDEPENDENCE	GENDER	DIVERSITY	AGE	TENURE[1]
				
89% **Independent**	**44%** **Women**	**22%** **Diverse Members**	**60 Years** **Average Age**	**5 Years** **Average Tenure**[1]
8 Independent **1** Non-Independent	**4** Women **5** Men	**2** members are racially/ ethnically diverse or LGBTQ+ community members	**4** ≤60 years **5** 61–69 years	**6** <5 years **2** 5–10 years **1** >10 years

[1] Calculation includes Ms. Price's tenure as a director from July 2014 to February 2019.

WOMEN IN BOARD LEADERSHIP ROLES

Lead Independent Director	Audit Committee Chair	Governance Committee Chair

Corporate Governance Highlights

Our Board of Directors is committed to maintaining the highest standards of corporate governance. We believe our strong corporate governance practices help promote the long-term interests of our stockholders and build public trust in us.

Corporate Governance Developments

Below is a description of some recent key changes to our corporate governance practices:

✓ **Appointment of Two New Independent Directors**

- The appointments of Dr. Caulfield and Ms. Suzuki in July 2021 add diverse perspectives and backgrounds to our Board and demonstrate our ongoing commitment to Board refreshment
- Dr. Caulfield brings to our Board over 30 years of semiconductor experience, including roles in engineering, management and global operations
- Ms. Suzuki brings to our Board over 35 years of leadership experience in technology and telecommunications, with deep expertise in the Asia Pacific region
- Dr. Caulfield and Ms. Suzuki both serve on the Governance Committee

✓ **Amended Corporate Governance Guidelines to Ensure a Diverse Director Candidate Pool**

- Our Board of Directors recently adopted a provision requiring the Governance Committee to include, and instruct any search firm it engages to include, women and members of underrepresented communities in the pool from which the committee selects director nominees
- This provision reflects our Board's continued commitment to diversity in the boardroom

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CORPORATE GOVERNANCE BEST PRACTICES

- ✓ Robust year-round Board-led stockholder engagement program that informs Board decisions
- ✓ Independent Board leadership, including a Lead Independent Director with clearly defined roles and responsibilities
- ✓ Commitment to Board diversity, with our last six independent director appointments including four women, two of whom are from underrepresented communities
- ✓ All directors elected annually by a simple majority of votes cast
- ✓ Eight of nine director nominees are independent
- ✓ Director retirement policy upon reaching age 72
- ✓ Active Board oversight of strategic planning and risk management
- ✓ Board-level oversight of corporate responsibility, sustainability and human capital management
- ✓ Succession planning for directors, our CEO and other key officers
- ✓ Annual Board and committee self-evaluations
- ✓ Individual assessments of directors
- ✓ Code of conduct for directors, officers and employees
- ✓ All non-employee directors are subject to stock ownership requirements
- ✓ All executive officers achieved stock ownership requirements pursuant to our guidelines

Year-Round Stockholder Engagement

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we reached out to stockholders representing nearly 60% of shares outstanding and conducted calls with 14 stockholders, composed of investors with a variety of investment styles and geographic locations.

In our recent summer 2021 stockholder engagement, we discussed a variety of topics, including the composition of our executive leadership team, board composition, experience and diversity, our executive compensation philosophy and program, corporate responsibility and sustainability and equity, inclusion and diversity. Stockholders generally provided positive feedback on the diversity of our Board and our executive compensation program. Investors were also very supportive of our progress in sustainability reporting, particularly with respect to our progress toward alignment with the Task Force on Climate-Related Financial Disclosures and our commitment to set science-based targets. These views were shared with our Board and its committees, where applicable, for their consideration.

Corporate Responsibility and Sustainability

We believe responsible and sustainable business practices support our long-term success as a company. Those practices help keep our communities and our environment vibrant and healthy. But they also lead us to more efficient and resilient business operations. They help us meet our customers' efficiency targets. They reduce risks of misconduct and legal liability. They enhance the reliability of our supply chain. And they improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to sound corporate responsibility is deeply rooted in all aspects of our business.

Our 2020 Sustainability Report and 2021 Sustainability Update are located on our Corporate Sustainability page at www.westerndigital.com. The topics covered were selected based on a robust materiality assessment, which incorporated input from investors, customers and other stakeholders, as well as strategic priorities, and the report aligns with both Sustainability Accounting Standards Board ("SASB") and Global Reporting Initiative ("GRI") standards. The Governance Committee oversees our corporate responsibility and sustainability policies and programs pursuant to its charter. For more information, please refer to the section entitled "Corporate Responsibility and Sustainability" on page 22.

CORPORATE GOVERNANCE MATTERS


PROPOSAL 1

ELECTION OF DIRECTORS

- All directors elected annually by a simple majority of votes cast
- Independent Board leadership, including a Lead Independent Director with clearly defined roles and responsibilities
- Eight of nine director nominees are independent



Our Board of Directors recommends a vote **FOR** each of the nine director nominees named in this Proxy Statement


Our Board of Directors is presenting nine nominees for election as directors at the Annual Meeting. Each of the nominees is currently a member of our Board and, other than Dr. Caulfield and Ms. Suzuki, who joined our Board in July 2021, was elected to our Board at the 2020 annual meeting of stockholders. Each director elected at the Annual Meeting will serve until our 2022 annual meeting of stockholders and until a successor is duly elected and qualified. Each of the nominees has consented to be named in this Proxy Statement and to serve as a director if elected. If any nominee is unable or unwilling for good cause to stand for election or serve as a director if elected, the persons named as proxies may vote for a substitute nominee designated by our existing Board of Directors, or our Board may choose to reduce its size.

In accordance with our retirement policy, Ms. Cote has not been nominated for re-election at the Annual Meeting. Our Board intends to reduce the size of our Board to nine directors immediately following the Annual Meeting. Stockholders may not vote their shares for more than nine director nominees.

Vote Required for Approval

Each director nominee will be elected as a director if the nominee receives the affirmative vote of a majority of the votes cast with respect to his or her election (in other words, the number of shares voted "for" a director must exceed the number of votes cast "against" that director). You may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. Proxies received by our Board of Directors will be voted **FOR** each director nominee unless specified otherwise.

If a nominee who is serving as a director is not elected at the Annual Meeting by the requisite majority of votes cast, Delaware law provides that the director would continue to serve on our Board of Directors as a "holdover director." However, under our By-laws, any incumbent director who fails to be elected must offer to tender his or her resignation to our Board. If the director conditions his or her resignation on acceptance by our Board, the Governance Committee will then make a recommendation to our Board on whether to accept or reject the resignation or whether other action should be taken. Our Board will act on the committee's recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in our Board's or the committee's decision. Any nominee who was not already serving as a director and is not elected at the Annual Meeting by a majority of the votes cast with respect to such director's election would not be elected to our Board.

Nominees for Election

Below is information about the experience and other key qualifications and attributes of each of our Board's nine director nominees.



KIMBERLY E. ALEXY

INDEPENDENT

AGE: **51**

DIRECTOR SINCE: **November 2018**

COMMITTEES: A G E
(Chair)

PROFESSIONAL EXPERIENCE

- Ms. Alexy is a seasoned financial services professional with more than 25 years of experience in capital markets, corporate finance and investments. She founded Alexy Capital Management, a private investment fund, in 2005 and serves as its principal.
- Previously, Ms. Alexy served as a sell-side equity research analyst on Wall Street for nearly a decade, specializing in the technology and corporate finance industries at Prudential Securities, Lehman Brothers and Wachovia Bank.
- Within the last five years, Ms. Alexy served as a director of Microsemi Corporation and CalAmp Corp.
- Ms. Alexy has a CFA designation.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Alteryx, Inc.
- FireEye, Inc.
- Five9, Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Ms. Alexy's deep expertise in finance, securities and corporate governance at several financial institutions and publicly held companies is directly relevant to our business. Her service on numerous public company boards of directors, including having served as a chair of the audit or governance committees of many of those boards, provides our Board with valuable insights and perspectives. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Audit Committee Chair

- Ms. Alexy's financial skills and prior experience as a financial analyst for nearly a decade and her service as a member of several public company audit committees, including serving as chair, qualify her as an audit committee financial expert under SEC rules. In addition, Ms. Alexy contributes her specialized knowledge of cybersecurity issues, which includes a CERT Certificate in Cybersecurity Oversight for corporate directors issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University.

Governance Committee Member

- Ms. Alexy has substantial governance experience serving as a member or chair of the nominating and corporate governance committee at a number of public companies.



DR. THOMAS H. CAULFIELD

INDEPENDENT

AGE: **62**

DIRECTOR SINCE: **July 2021**

COMMITTEES: G

PROFESSIONAL EXPERIENCE

- Dr. Caulfield is the CEO of GlobalFoundries Inc., which provides a broad range of platforms and features with a unique mix of design, development and fabrication services.
- Prior to being named CEO of GlobalFoundries in March 2018, Dr. Caulfield was the senior vice president and general manager of its Fab 8 semiconductor wafer manufacturing facility from May 2014 to March 2018. From 2012 to 2014, Dr. Caulfield served as the president and chief operating officer of Soraa, Inc., a lighting products manufacturer. From 2010 through 2012, he served as CEO of Caitin Inc., a clean technology company. From 2009 through 2010, he served as the chief operating officer of Ausra, Inc., a leading provider of concentrated solar power solutions, and from 2005 through 2009, he served as executive vice president of sales, marketing and customer satisfaction at Novellus Systems, Inc., a semiconductor equipment manufacturer. Prior to that, he held various positions of increasing responsibility at International Business Machines Corporation for 16 years, including as vice president of semiconductor operations.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Dr. Caulfield brings many years of experience in the semiconductor industry, spanning engineering, management and global operational leadership, and brings expertise in business leadership, corporate strategy, manufacturing and marketing experience to our Board. He also brings prior public company board experience. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Governance Committee Member

- Dr. Caulfield has governance experience as a former board member of a public company.



MARTIN I. COLE

INDEPENDENT

AGE: **65**

DIRECTOR SINCE: **December 2014**

COMMITTEES: C A
(Chair)

PROFESSIONAL EXPERIENCE

- Mr. Cole served as the chief executive of the technology group of Accenture plc, a leading global management consulting and professional services company, with responsibility for the full range of Accenture's technology consulting and outsourcing solutions and delivery capabilities, including its global delivery network, from 2012 until he retired in 2014.

- Previously, Mr. Cole served as the chief executive of Accenture's communications, media and technology operating group from 2006 to 2012, the chief executive of its government operating group from 2004 to 2006, the managing partner of its outsourcing and infrastructure delivery group from 2002 to 2004 and in a variety of other capacities at Accenture from 1980.

- Within the last five years, Mr. Cole served as a director of Cloudera, Inc. and as its board chairman. He also served as its interim CEO from August 2019 to January 2020.

- Mr. Cole currently served as a senior adviser to 3i Group plc.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- The Western Union Company

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Mr. Cole brings to our Board extensive senior executive leadership experience across a variety of business sectors and geographies. This demonstrates his ability to provide strategic advice and lead multiple teams across a variety of business sectors, and provides him with wide-ranging insights, including relating to technology solutions, which are an important part of our business. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Compensation and Talent Committee Chair

- Mr. Cole has significant experience establishing and overseeing executive compensation programs as a former executive, CEO and as a board and compensation committee member at other public companies.

Audit Committee Member

- Mr. Cole's financial skills and prior experience as a CEO qualify him as an audit committee financial expert under SEC rules.



TUNÇ DOLUCA

INDEPENDENT

AGE: **63**

DIRECTOR SINCE: **August 2018**

COMMITTEES: C

PROFESSIONAL EXPERIENCE

- Mr. Doluca served as the president and CEO of Maxim Integrated, which designed, developed, manufactured and marketed a broad range of linear and mixed-signal integrated circuits, until August 2021, when it was acquired by Analog Devices, Inc.

- Prior to being named Maxim Integrated's president and CEO in January 2007, Mr. Doluca served as its group president from 2005 to 2007, senior vice president from 2004 to 2005 and vice president from 1994 to 2004. Prior to 1994, Mr. Doluca served in a number of integrated circuit development positions at Maxim Integrated since joining the company in 1984.

- Mr. Doluca is a board member of the Semiconductor Industry Association and served as its chairman from 2017 to 2018.

- Within the last five years, Mr. Doluca served as a director of Maxim Integrated.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Analog Devices, Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Mr. Doluca brings to our Board over 30 years of executive leadership and technical experience in the semiconductor industry, which provides our Board with valuable perspectives directly relevant to our business. As a seasoned CEO and director of a large public technology company, he has expertise in corporate strategy, financial management, operations, marketing and research and development, which are all critical to achieving our strategic objectives. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Compensation and Talent Committee Member

- Mr. Doluca has significant experience establishing and overseeing executive compensation programs as the former CEO of Maxim Integrated.



DAVID V. GOECKELER

CHIEF EXECUTIVE OFFICER

AGE: **59**

DIRECTOR SINCE: **March 2020**

COMMITTEES: **E** (Chair)

PROFESSIONAL EXPERIENCE

- Mr. Goeckeler has served as our CEO since March 2020.
- Prior to that, Mr. Goeckeler served as executive vice president and general manager of the networking and security business of Cisco Systems, Inc., a large, multi-national technology company, from July 2017 to March 2020. From May 2016 to August 2017, Mr. Goeckeler served as senior vice president and general manager for Cisco's networking and security business group, and served as senior vice president and general manager for its security business from 2014 to 2016.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Mr. Goeckeler's 20 years of experience in technical and leadership positions at Cisco, including more than six years in senior management positions there, and his current position as our CEO, contributes indispensable knowledge and expertise to our Board. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Executive Committee Chair

- Mr. Goeckeler serves as our CEO and has held numerous senior executive roles at Cisco, most recently overseeing its networking and security business.



MATTHEW E. MASSENGILL

INDEPENDENT CHAIRMAN OF THE BOARD

AGE: **60**

DIRECTOR SINCE: **January 2000**

COMMITTEES: **E**

PROFESSIONAL EXPERIENCE

- Mr. Massengill served as the President of Western Digital Corporation from 2000 to 2002, CEO from 2000 to 2005 and Chairman of the Board from 2001 to 2007.
- Prior to that, Mr. Massengill served as Western Digital's Chief Operating Officer from 1999 to 2000 and in various executive capacities since joining our company in 1985.
- Within the last five years, Mr. Massengill served as a director of Microsemi Corporation.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Mr. Massengill's many years of service to Western Digital as an executive and Board member provide our Board with extensive and significant experience directly relevant to our business. As our former CEO, he has a deep understanding of our operations, provides valuable knowledge to our Board on the issues we face to achieve our strategic objectives and has extensive international experience. His prior service on numerous other public company boards of directors also provides our Board with important board-level perspective. We believe these experiences, qualifications, attributes and skills qualify him to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Executive Committee Member

- Mr. Massengill has extensive and significant experience as an executive, including as a former CEO, Chief Operating Officer and Board member of our company.



PAULA A. PRICE

INDEPENDENT

AGE: **59**

DIRECTOR SINCE: **June 2020**

COMMITTEES: Ⓐ

PROFESSIONAL EXPERIENCE

- Ms. Price served as an advisor to Macy's, Inc., an omni-channel retailer that operates more than 800 stores, from June 2020 to December 2020, after serving as its executive vice president and CFO, from July 2018 to June 2020. Ms. Price has also served as a visiting executive for Harvard Business School since July 2018.

- Prior to joining Macy's, Ms. Price was a senior lecturer for Harvard Business School in the Accounting and Management Unit from July 2014 to July 2018. From 2009 to 2014, Ms. Price served as executive vice president and CFO at Ahold USA, a retailer that operates more than 700 supermarkets and an online grocery delivery service, where she was responsible for finance and accounting, strategic planning, real estate and information technology. From 2006 to 2008, she was the senior vice president, controller and chief accounting officer at CVS Caremark and from 2002 to 2005, she was the senior vice president and CFO for the institutional trust services division of JPMorgan Chase. Prior to that, she held several other senior management positions in the U.S. and the U.K. in the financial services and consumer products industries at Prudential Insurance Co. of America, Diageo and Kraft Foods.

- Within the last five years, Ms. Price served as a director of Western Digital (from July 2014 to February 2019) and Dollar General Corporation.

- Ms. Price is a certified public accountant.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Accenture plc
- Bristol-Myers Squibb Company
- DaVita Inc.

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Ms. Price's numerous years of experience as a certified public accountant, CFO and chief accounting officer provide our Board with valuable experience and insight into accounting and finance matters. She also brings expertise and knowledge of the complexities of growing and managing a global business. She has extensive experience overseeing and integrating merger and acquisition transactions at the executive level, which is experience highly valued by our Board of Directors. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Audit Committee Member

- Ms. Price's years of experience as a CFO, chief accounting officer and certified public accountant qualify her as an audit committee financial expert under SEC rules.



STEPHANIE A. STREETER

INDEPENDENT

AGE: **64**

DIRECTOR SINCE: **November 2018**

COMMITTEES: Ⓖ Ⓒ
(Chair)

PROFESSIONAL EXPERIENCE

- Ms. Streeter served as the CEO of Libbey Inc., a producer of glass tableware and other tabletop products, from 2011 to 2016, where she developed and implemented a new corporate strategy and reconstructed the company's balance sheet, manufacturing network and cost base.

- Prior to that, Ms. Streeter served as the acting CEO of the U.S. Olympic Committee from 2009 to 2010 and served on its board of directors from 2004 to 2009. Previously, Ms. Streeter held numerous senior management positions at Banta Corporation, a global technology, printing and supply-chain management company, where she served as chairman, president and CEO, and at Avery Dennison Corporation, a global materials science and manufacturing company.

- Within the last five years, Ms. Streeter served as a director of Olin Corporation.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- Goodyear Tire & Rubber Company
- Kohl's Corporation

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Ms. Streeter brings to our Board extensive senior executive leadership experience overseeing companies with manufacturing and operations across the globe. She has served on several public company boards of directors. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Governance Committee Chair

- Ms. Streeter has substantial governance experience as a director of Goodyear, as a director and former member of the governance and nominating committee of Kohl's and as a former director and governance committee member of several public companies.

Compensation and Talent Committee Member

- Ms. Streeter has significant experience establishing and overseeing executive compensation programs as a former CEO and as a board and compensation committee member at other public companies.



MIYUKI SUZUKI

INDEPENDENT

AGE: **61**

DIRECTOR SINCE: **July 2021**

COMMITTEES: **G**

PROFESSIONAL EXPERIENCE

- Ms. Suzuki served as president, Asia Pacific, Japan and China of Cisco Systems, Inc. from January 2018 to February 2021.

- Prior to that, Ms. Suzuki served as president and general manager of Cisco Japan from May 2015 to January 2018. From 2011 to 2015, Ms. Suzuki served as president and CEO of Jetstar Japan, a Japanese airline. From 2007 to 2011, she served as president and vice chairman of KVH (now Colt Technology Services), a telecommunications company. Prior to that, she served as president and CEO of LexisNexis Asia Pacific., a legal research company, from 2004 to 2006. From 2002 to 2004, she served as executive vice president and head of consumer business of Japan Telecom. From 2000 to 2002, she served as CEO of CAZH, an online payments company. From 1997 to 2000, she served as managing director of Brokat AG Asia, a professional services and financial software company. Prior to that, she held various positions of increasing responsibility at Thomson Reuters, a multi-national media company, for 16 years, including serving as managing director, South East Asia.

- Ms. Suzuki has served as a director of MetLife Japan since January 2019 and Jera Co., Inc. since April 2021. She serves on the nominating, compensation and audit committees at MetLife Japan.

OTHER CURRENT PUBLIC COMPANY DIRECTORSHIPS

- None

BOARD SKILLS, QUALIFICATIONS AND EXPERTISE

Ms. Suzuki brings to our Board extensive leadership experience in the technology, telecommunications and airline industries. She has deep global operations experience across the Asia Pacific region. We believe these experiences, qualifications, attributes and skills qualify her to serve as a member of our Board.

COMMITTEE EXPERTISE HIGHLIGHTS

Governance Committee Member
- Ms. Suzuki has substantial governance experience as a director of two Japanese-based companies.

Director Meeting Attendance

During fiscal 2021, our Board of Directors met 24 times. Each of the directors who served during fiscal 2021 attended 75% or more of the aggregate number of Board meetings and meetings of our Board committees on which he or she served during fiscal 2021. Our Board strongly encourages each director to attend our annual meeting of stockholders. All directors standing for election at the 2020 annual meeting of stockholders were in attendance.

STRONG DIRECTOR ENGAGEMENT

Average director attendance at fiscal 2021 Board and committee meetings:

Board	Audit	Compensation and Talent	Governance
96%	**100%**	**100%**	**97%**

Over 97% Board and committee meeting aggregate attendance in fiscal 2021.

Director Skills and Expertise

Our Board of Directors believes our nominees' breadth of experience, diversity and mix of qualifications, attributes, tenure and skills strengthen our Board's independent leadership and effective oversight of management.



INDEPENDENCE	GENDER	DIVERSITY	AGE	TENURE[1]
89% Independent	**44%** Women	**22%** Diverse Members	**60 Years** Average Age	**5 Years** Average Tenure[1]
8 Independent	**4** Women	**2** members are racially/ ethnically diverse or LGBTQ+ community members	**4** ≤60 years	**6** <5 years
1 Non-Independent	**5** Men		**5** 61–69 years	**2** 5–10 years
				1 >10 years

[1] Calculation includes Ms. Price's tenure as a director from July 2014 to February 2019.

WOMEN IN BOARD LEADERSHIP ROLES

Lead Independent Director	Audit Committee Chair	Governance Committee Chair

DIRECTOR NOMINEE SKILLS, EXPERIENCE AND BACKGROUNDS

	Alexy	Caulfield	Cole	Doluca	Goeckeler	Massengill	Price	Streeter	Suzuki
EXECUTIVE EXPERIENCE — Experience in executive-level positions is important to gain a practical understanding of complex organizations, corporate governance, operations, talent development, strategic planning and risk management		✓	✓	✓	✓	✓	✓	✓	✓
SEMICONDUCTOR EXPERIENCE — Experience in the semiconductor industry is important in understanding our technology, products and operations, which is critical for our future growth	◐	●	◐	●	●	●	◐		
DATA INFRASTRUCTURE EXPERIENCE — Experience in data infrastructure, including related software, hardware and data centers, storage, protection and management is important to understanding the issues and opportunities facing our business	◐	◐	●	◐	●	●	◐	◐	●
MANUFACTURING — Experience with sophisticated, large-scale manufacturing increases our Board's understanding of our distribution, supply chain and manufacturing facilities	◐	●	◐	●	●	●	●	●	
OPERATIONS AND INFRASTRUCTURE — Experience with complex, global operations assists our Board in fostering our operational excellence and adapting to evolving market conditions	◐	●	●	◐	●	●	◐	●	●
TECHNOLOGY/INNOVATION — Experience in researching, developing or designing leading-edge technologies is critical for the continued growth and innovation of our business	●	●	●	●	●	●	●	●	◐
GLOBAL EXPERIENCE — Experience with businesses with substantial international operations provides critical business and cultural perspectives to our Board and is important in understanding the strategic opportunities and risks relating to our business	◐	●	●	●	●	●	●	◐	●
SALES/MARKETING — Experience developing and executing on strategies to grow sales and market share assists our Board in advising management as we seek to develop new products and new markets for our products	◐	●	●	●	●	●	◐	●	●
FINANCE AND ACCOUNTING — Experience overseeing accounting and financial reporting is key to our Board's oversight of our financial reporting process and internal controls	●	◐	●	●	●	●	●	●	◐
CYBERSECURITY — Experience understanding and managing information technology and cybersecurity threats is increasingly important to mitigate risks to our business	◐	◐	●	●	●	◐	◐	●	●
RISK MANAGEMENT — Experience in assessing and managing enterprise risks is critical to our Board's role in overseeing our enterprise risk management program	●	●	●	●	●	●	●	●	◐
CORPORATE SUSTAINABILITY AND RESPONSIBILITY — Experience in assessing corporate social responsibility initiatives is critical to our Board's role in overseeing our corporate responsibility and sustainability policies and programs	◐	◐	●	◐	●	●	◐	◐	●
STRATEGY PLANNING EXPERIENCE — Experience setting and executing long-term corporate strategy is critical as we continue to grow our business	●	●	●	◐	●	●	●	●	●
HUMAN CAPITAL MANAGEMENT — Experience in human capital management in large organizations assists our Board in overseeing succession planning, talent development and our executive compensation program	◐	●	●	●	●	●	◐	●	●
MEMBER OF AN UNDERREPRESENTED COMMUNITY — Self-identifies as racially or ethnically diverse, or as a member of the LGBTQ+ community							✓		✓
GENDER — Self-identified gender — Male = M; Female = F; Nonbinary, third gender or other = O	F	M	M	M	M	M	F	F	F

● Indicates "Technical or Managerial Expertise" (expertise derived from direct and hands-on experience or direct managerial experience with the subject matter during his/her career)

◐ Indicates "Working Knowledge" (experience derived through: (i) board or relevant committee membership at our company or another public company; (ii) executive leadership or board membership of a public company in the relevant industry; or (iii) consulting, investment banking, private equity investing or legal experience)

OUR BOARD IS HIGHLY ENGAGED AND WELL QUALIFIED, AND ALL DIRECTOR NOMINEES POSSESS THE SKILLS AND EXPERIENCES NECESSARY TO OVERSEE OUR EVOLVING AND GROWING BUSINESS.

Director Independence

Our Board of Directors has reviewed and discussed information provided by the directors and our company with regard to each director's business and personal activities, as well as those of the director's immediate family members, as they may relate to our company or our management. The purpose of this review is to determine whether there are any transactions or relationships that would be inconsistent with a determination that a director is independent under the listing standards of the Nasdaq Stock Market. Based on its review, our Board has affirmatively determined that, except for serving as a member of our Board, none of our current non-employee directors (Messrs. Caulfield, Cole, Doluca or Massengill, or Mses. Alexy, Cote, Price, Streeter or Suzuki) has any relationship that, in the opinion of our Board, would interfere with such director's exercise of independent judgment in carrying out his or her responsibilities as a director, and that each such director qualifies as "independent" as defined by the listing standards of the Nasdaq Stock Market. Mr. Goeckeler is currently a full-time, executive-level employee of our company and, therefore, is not "independent" as defined by the listing standards of the Nasdaq Stock Market.

Director Nominations and Board Refreshment

Key Director Criteria

The Governance Committee has adopted a policy regarding critical factors to be considered in selecting director nominees, which include: the nominee's personal and professional ethics, integrity and values; the nominee's intellect, judgment, foresight, skills, experience (including understanding of marketing, finance, our technology and other elements relevant to the success of a company such as ours) and achievements, all of which are viewed in the context of the overall composition of our Board of Directors; the absence of any conflict of interest (whether due to a business or personal relationship) or legal impediment to, or restriction on, the nominee serving as a director; having a majority of independent directors on our Board; and representation of the long-term interests of our stockholders as a whole and a diversity of backgrounds and expertise, which are most needed and beneficial to our Board and our company. The Governance Committee is committed to Board diversity and takes into account the personal characteristics, experience and skills of current and prospective directors, including gender, race, ethnicity and membership in another underrepresented community, to ensure that a broad range of perspectives is represented on our Board to effectively perform its governance role and oversee the execution of our strategy.

As further detailed below, the Governance Committee annually evaluates the size and composition of our Board of Directors and assesses whether the composition appropriately aligns with our evolving business and strategic needs. The focus of this exercise is on ensuring that our Board is composed of directors who possess a wide variety of relevant skills, expertise and backgrounds (including gender, race, ethnicity or other characteristics), bring diverse viewpoints and perspectives and effectively represent the long-term interests of stockholders. Through this process, our Board, upon the recommendation of the Governance Committee, develops a list of qualifications, skills and attributes sought in director candidates. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board.

Adoption of Diverse Director Candidate Pool Provision

Although it has long been the practice of the Governance Committee to include diverse candidates in the director search process, our Board of Directors recently formalized this process by adopting a provision in our Corporate Governance Guidelines requiring the committee to include, and instruct any search firm it engages to include, women and members of underrepresented communities in the pool from which the committee selects director nominees. The diverse director candidate pool provision reflects our Board's continued commitment to diversity in the boardroom. Of the last six independent directors to join our Board, four were women, including two from underrepresented communities.

Director Nomination Process

Thoughtful process to develop criteria sought in directors, guided by the Governance Committee



Potential nominees identified, including women and members of underrepresented communities

Board nominates directors for election by stockholders

Governance Committee reviews available information on prospective nominees, regardless of recommending party

 **ASSESS**

Our Board of Directors, led by the Governance Committee, evaluates the size and composition of our Board at least annually, considering evolving skills, perspective and experience needed on our Board to perform its governance and oversight role as the business transforms and the underlying risks change over time. Among other factors, the committee considers our strategy and needs, as well as our directors' skills, expertise, experiences, tenure, age and backgrounds, including gender, race, ethnicity and membership in another underrepresented community. After assessing these factors, our Board develops criteria for potential candidates to be additive and complementary to the overall composition of our Board. Specific director criteria evolve over time to reflect our strategic and business needs and the changing composition of our Board. Please see the section entitled "Board Processes and Policies—Board Evaluation" below for additional information on our Board's self-assessment process.

 **IDENTIFY**

The Governance Committee is authorized to use any methods it deems appropriate for identifying candidates for membership on our Board of Directors, including considering recommendations from incumbent directors, management or stockholders and engaging the services of an outside search firm to identify suitable potential director candidates. The committee will include, and instruct any search firm it engages to include, women and members of underrepresented communities in the pool of director candidates.

 **EVALUATE**

The Governance Committee has established a process for evaluating director candidates that it follows regardless of who recommends a candidate for consideration. Through this process, the committee considers a candidate's skills and experience and other available information regarding each candidate. For incumbent director candidates, this process includes consideration of the results of the annual Board and committee evaluations. See the section entitled "Board Processes and Policies—Board Evaluation" below. Following the evaluation, the committee recommends nominees to our Board.

 **NOMINATE**

Our Board of Directors considers the Governance Committee's recommended nominees, analyzes their independence and qualifications and selects nominees to be presented to our stockholders for election to our Board.

Stockholder Recommendations and Nominations of Director Candidates

The Governance Committee may receive recommendations for director candidates from our stockholders. Additionally, our stockholders may nominate director candidates for inclusion in our proxy materials pursuant to the proxy access right set forth in our By-laws or may nominate directors for election at future annual meetings of our stockholders pursuant to the advance notice provisions set forth in our By-laws, in each case as described further below.

Stockholder Recommendations of Director Candidates

A stockholder may recommend a director candidate to the Governance Committee by delivering a written notice to our Secretary at our principal executive offices and including the following in the notice: the name and address of the stockholder as they appear on our books or other proof of share ownership; the class and number of shares of our common stock beneficially owned by the stockholder as of the date the stockholder gives written notice; a description of all arrangements or understandings between the stockholder and the director candidate and any other person(s) pursuant to which the recommendation or nomination is to be made by the stockholder; the name, age, business address and residence address of the director candidate and a description of the director candidate's business experience for at least the previous five years; the principal occupation or employment of the director candidate; the class and number of shares of our common stock beneficially owned by the director candidate; the consent of the director candidate to serve as a member of our Board of Directors if appointed or elected; and any other information required to be disclosed with respect to a director nominee in solicitations for proxies for the election of directors pursuant to applicable rules of the SEC.

The committee may require additional information as it deems reasonably required to determine the eligibility of the director candidate to serve as a member of our Board of Directors. Stockholders recommending candidates for consideration by our Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than June 1 of the year of that meeting.

The committee will evaluate director candidates recommended by stockholders for election to our Board in the same manner and using the same criteria as it uses for any other director candidate. If the committee determines that a stockholder-recommended candidate is suitable for membership on our Board of Directors, it will include the candidate in the pool of candidates to be considered for nomination upon the occurrence of the next vacancy on our Board or in connection with the next annual meeting of stockholders.

Proxy Access

Our By-laws provide for proxy access, a means for our stockholders to include stockholder-nominated director candidates in our proxy materials for annual meetings of stockholders. A stockholder, or group of not more than 20 stockholders (collectively, an "eligible stockholder"), meeting specified eligibility requirements is generally permitted to nominate the greater of: (i) two director nominees; and (ii) 20% of the number of directors on our Board. In order to be eligible to use the proxy access process, an eligible stockholder must, among other requirements, have owned 3% or more of our outstanding common stock continuously for at least three years and deliver written notice of the nomination to our Secretary in the manner described in Section 2.14 of our By-laws and within the time periods set forth in this Proxy Statement in the section entitled "Additional Information—General Information About the Annual Meeting—Submission of Stockholder Proposals and Director Nominations." Use of the proxy access process to submit stockholder nominees is subject to additional eligibility, procedural and disclosure requirements set forth in Section 2.14 of our By-laws.

Other Director Nominations

Stockholders who wish to nominate a person for election as a director in connection with an annual meeting of stockholders (as opposed to making a recommendation to the Governance Committee as described above) and who do not intend for the nomination to be included in our proxy materials pursuant to the proxy access process described above must comply with the advance notice requirement set forth in our By-laws. Pursuant to this advance notice requirement, a stockholder must deliver written notice of the nomination to our Secretary in the manner described in Section 2.11 of our By-laws and within the time periods set forth in this Proxy Statement in the section entitled "Additional Information—General Information About the Annual Meeting—Submission of Stockholder Proposals and Director Nominations."

Board Refreshment

Our Board of Directors believes that periodic Board refreshment can provide new experiences and fresh perspectives to our Board and is most effective if it is sufficiently balanced to maintain continuity among Board members that will allow for the sharing of historical perspectives and experiences relevant to our company. Our Board seeks to achieve this balance through its director succession planning process and director retirement policy described below. Our Board also utilizes the annual Board and individual director assessment process discussed below under "Board Processes and Policies—

Board Evaluation" to help inform its assessment of our Board's composition and Board refreshment needs. In keeping with our commitment to Board refreshment, we have currently engaged an executive search firm to assist us in identifying and evaluating potential independent director nominees to join our Board.

Succession Planning

Our Board of Directors is focused on ensuring that it has members with diverse skills, expertise, experience, tenure, age and backgrounds, including gender, race and ethnicity, because a broad range of perspectives is critical to effective corporate governance and overseeing the execution of our strategy. The Governance Committee has developed a long-range succession plan to identify and recruit new directors, and our Board has appointed four new directors in the past two years. The committee also plans for the orderly succession of the Chairs of our Board's committees.

In accordance with our retirement policy described below, Ms. Cote, who serves as our Lead Independent Director, has not been nominated for re-election at the Annual Meeting. In anticipation of Ms. Cote's retirement, the Governance Committee undertook a thoughtful process to identify a successor to serve as our Lead Independent Director. As part of the process, the committee developed selection criteria and each independent director provided input on candidates. In August 2021, the independent directors appointed Ms. Streeter to serve as our Lead Independent Director upon Ms. Cote's retirement in November 2021. Ms. Streeter's leadership roles on our special CEO search committee, in successful director searches and as our Governance Committee Chair, as well as her relationship with our CEO and other members of our Board and leadership roles on other public company boards, qualify her to serve as our Lead Independent Director.

Appointment of Dr. Thomas H. Caulfield and Miyuki Suzuki

In July 2021, our Board appointed Dr. Caulfield and Ms. Suzuki as directors. Dr. Caulfield is a demonstrated leader with over 30 years of semiconductor industry experience. He brings to our Board his extensive semiconductor knowledge, from an engineering, manufacturing, management and global operations perspective. Dr. Caulfield was recommended to the Governance Committee by an outside search firm. Ms. Suzuki is an accomplished business executive with over 35 years of leadership experience in the technology, telecommunications and airline industries. Ms. Suzuki brings to our Board her deep global expertise that spans the Asia Pacific region. Ms. Suzuki was referred to the Governance Committee by our CEO. Dr. Caulfield and Ms. Suzuki serve on the Governance Committee.

With these changes, our Board of Directors has sought to refresh its composition while maintaining institutional knowledge with directors of varying lengths of tenure and has implemented forward-looking plans for committee succession. The Governance Committee is committed to continuing to identify and recruit highly qualified director candidates with diverse experiences, perspectives and backgrounds to join our Board.

Retirement Policy

To help facilitate the periodic refreshment of our Board of Directors, our Corporate Governance Guidelines provide that no director shall be nominated for re-election after the director has reached the age of 72, unless our Board determines in a particular instance that longer tenure is in the best interests of our company and our stockholders.

Board's Role and Responsibilities

Stockholder Engagement

Our Board of Directors and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance, executive compensation, governance, environmental, social, human capital management and other matters.

- **Board-Driven Engagement.** In addition to the Governance Committee's oversight of the stockholder engagement process and the periodic review and assessment of stockholder input, our directors also engage directly with our stockholders by periodically participating in stockholder outreach.

- **Year-Round Engagement and Board Reporting.** Our executive management members and directors, together with our investor relations and legal teams, conduct outreach to stockholders throughout the year to obtain their input on key matters and keep our management and Board informed about the issues that our stockholders tell us matter most to them.

- **Transparency and Informed Compensation Decisions and Governance Enhancements.** The Compensation and Talent and Governance Committees routinely review our executive compensation design and governance practices and policies, respectively, with an eye towards continual improvement and enhancements. Stockholder input is regularly shared with our Board, its committees and management, facilitating a dialogue that provides stockholders with transparency into our executive compensation design and governance practices and considerations, and informs our company's enhancement of those practices.

YEAR-ROUND STOCKHOLDER ENGAGEMENT

As a continuation of our robust Board-driven stockholder engagement program, over the past year, we reached out to stockholders representing nearly 60% of shares outstanding. Our engagement team conducted calls with 14 stockholders, composed of investors with a variety of investment styles and geographic locations. The other stockholders we contacted confirmed that a discussion was not needed at that time or did not respond. Our Chair of the Compensation and Talent Committee, an independent director, led several of these stockholder calls.

SUMMER 2021 STOCKHOLDER ENGAGEMENT AND FEEDBACK

While our discussions with investors covered a variety of topics, there were some key areas of focus in our conversations:

- Executive leadership team composition
- Board composition, experience and diversity
- Executive compensation philosophy and program design, including an overview of how investor feedback influenced various program enhancements
- Corporate responsibility and sustainability, particularly with respect to climate change and climate resiliency
- Equity, inclusion and diversity at Western Digital, including recent developments and enhanced disclosure in our 2021 Sustainability Update

Stockholders generally provided positive feedback on the diversity of our Board and our executive compensation program. Investors were also very supportive of our progress in sustainability reporting, particularly with respect to our progress toward alignment with the Task Force on Climate-Related Financial Disclosures and our commitment to set science-based targets. These views were shared with our Board and its committees, where applicable, for their consideration.

Corporate Responsibility and Sustainability

We believe responsible and sustainable business practices support our long-term success as a company. Those practices help keep our communities and our environment vibrant and healthy. But they also lead us to more efficient and resilient business operations. They help us meet our customers' efficiency targets. They reduce risks of misconduct and legal liability. They enhance the reliability of our supply chain. And they improve the health, well-being, engagement and productivity of our employees. We believe that being an industry leader is not just about having talented employees or innovative products. It is also about doing business the right way, every day. That is why our commitment to sound corporate responsibility is deeply rooted in all aspects of our business.

Oversight by Our Board of Directors

Sound corporate responsibility in all aspects of our business is a focus of our Board of Directors. The Governance Committee is responsible for assisting our Board in overseeing our corporate responsibility and sustainability policies and programs. The committee provides Board-level input on our social, environmental and human rights policies and programs. In addition, the Compensation and Talent Committee periodically reviews our human capital management policies, programs and initiatives, including those focusing on culture, diversity and inclusion. The Governance Committee receives updates from our sustainability group and management two to three times each year and discusses implementation of new sustainability initiatives.

2021 Sustainability Update

As a reflection of the increasing importance of sustainability to our business, we are transitioning our annual sustainability reporting to align with our financial reporting. Our 2020 Sustainability Report covered calendar year 2019, which included the first half of fiscal 2020, and our 2021 Sustainability Update covers the second half of fiscal 2020. Beginning with our report for fiscal 2021, we plan to publish our reports and the underlying data after the close of our fiscal year. The 2020 Sustainability Report and the 2021 Sustainability Update can be found on our Corporate Sustainability page at www.westerndigital.com.

Our 2021 Sustainability Update topics were selected based on a materiality assessment completed in 2020, which incorporated input from investors, customers and other stakeholders, as well as strategic priorities. The update aligns with both SASB and GRI standards. Below are notable highlights from our program:

 **Human Rights and Labor**

Respecting human rights is a foundational aspect of how we do business. We work diligently to foster a working environment where Western Digital employees and employees of our suppliers can be treated with respect and dignity and are provided with fair and safe working conditions.

- Completed a global human rights impact assessment
- Expanded our disclosure of human rights and labor management practices in our Modern Slavery Compliance Statement
- Enhanced human rights-related training to our supply chain

 **Energy and Emissions**

We aim to do our part in helping build an environmentally sustainable future by reducing our energy consumption, investing in conservation projects and managing our impacts on the environment.

- Set science-based targets, which were recently approved by the Science Based Targets initiative
- Achieved a year-over-year 3.8% reduction in energy use and a 25% reduction in energy intensity
- Completed a climate-scenario analysis aligned with TCFD recommendations
- Completed a robust Scope 3 emissions data analysis to support emissions reduction targets

 **Lifecycle Impacts**

We care for our world at every step, everywhere we operate. Because our products are used widely throughout the world, we are committed to delivering products designed and manufactured with long-term sustainability in mind.

- Enabled the diversion of over four metric tons of waste from landfills since the launch of our product takeback program in April 2020
- Completed several ISO-conformant lifecycle assessments to evaluate the impacts of our products
- Kicked off new initiatives to reduce packaging and increase use of recycled packaging materials

 **Diversity and Inclusion**

Our people are Western Digital's most valuable resource. We believe we can achieve the best business outcomes by empowering our diverse and talented employees to make an impact, together.

- Committed to expanding our pay equity analysis to include 75% of our workforce
- Recognized for the third consecutive year by Women's Choice Award as a Best Company for Millennials, and received a perfect score from Human Rights Campaign in their Corporate Equality Index
- Promoted a Global Anti-Harassment and Discrimination Policy with associated training worldwide
- Expanded live training on unconscious bias

 **Health and Safety/COVID-19**

As a company that has positioned itself to be the world's leading data infrastructure company, we remain committed to providing essential infrastructure to support our world community during this worldwide pandemic. We do so with the health and safety of our employees as our first priority.

- Phased return-to-site plan based on local guidance and global best practice
- Encouraged employees to get vaccinated, including through vaccine drives in India, Thailand, Malaysia and the Philippines
- Provide paid leave for employees impacted by COVID-19

 **Integrity**

As a global company operating across a wide range of geographies, Western Digital is committed to doing business fairly and legally. We set a consistent tone across our organization to form our global culture of integrity.

- Recognized by Ethisphere Institute for the third consecutive year as one of the World's Most Ethical Companies
- 100% of operations assessed for risks related to corruption since 2016
- Zero reportable breaches of personal data in 2020 or to date in 2021

Unified Culture

Our employees drive our success and shape our future. To continue leading the data storage infrastructure industry, we rely on highly skilled individuals to drive our culture of innovation. We work diligently to foster a working environment where all of our employees, regardless of where in the world they are located or what roles they have, can be treated fairly and with respect and dignity, and are provided with safe working conditions. We strive to create an environment where employees feel connected and committed to our mission and vision: to be recognized as the world's leading data infrastructure company, architecting how data enables the world to solve its biggest challenges.

In fiscal 2021, we implemented a continuous employee listening platform to collect feedback to better understand and improve the employee experience and identify opportunities to strengthen our employee engagement. We had a 92% employee participation rate and identified key strengths including that employees have a sense of belonging at Western Digital, they feel their work is meaningful and are excited about our future.

To promote our culture of inclusion and integrity, we designated approximately 100 culture advocates representing our employees around the world and 20 culture champions selected by members of our executive leadership team to represent our culture attributes at the leadership level. With the support of our culture advocates and champions, our business leaders and employees have been embracing the attributes and bringing them to life.

One of our culture attributes focuses on giving back to the communities that support our employees and operations. Our Global Giving and Doing program is committed to maintaining Western Digital's reputation as a good corporate citizen. Our charitable donations and volunteerism track the issues that mean the most to us, including equality, environmental preservation, hunger relief and STEM education.

As part of our Culture Journey and focus on people strategy, we also regularly review our talent attraction strategy, including our employer brand and competition for talent. Our goal is to continue our positive track record of attracting and retaining talent.

Equity, Inclusion and Diversity

Western Digital is committed to creating a culture of belonging for all of our employees—all genders, races, ages and any other underrepresented groups, such as racially or ethnically diverse groups or LGBTQ+ community members—across all levels of our organization, starting with our Board of Directors. We believe that the fusion of various ideas results in greater innovation and better business outcomes and we know we are at our absolute best when we leverage the diversity of our employees around the world.

Embracing this philosophy, we continued executing on our global equity, inclusion and diversity strategy and have made additional progress in a number of key areas. For example, we launched our Advancing Women in Leadership program to help women enhance their leadership skills and rise to the top ranks of leadership within the organization. We delivered unconscious bias training in the U.S. equipping leaders to lead inclusively and help all employees identify unconscious bias. We enhanced our parental leave program in the U.S. to provide additional support for new parents and we expanded our Employee Assistance Program for fiscal 2022 to cover all employees globally and align our focus on wellbeing. We continued enhancing our business resource groups, which work with our Equity, Inclusion and Diversity team and business leaders to raise awareness of equity and diversity issues and advocate for equality in general. In the U.S., we conduct pay equity reviews annually to assess the fairness of pay to women and underrepresented ethnic groups. In 2020, we expanded our pay equity review process to include Israel and Malaysia. With the addition of Thailand and India in 2021, our review process covered approximately 48,000 employees, or 75% of our workforce.

We have a dedicated Equity, Inclusion and Diversity team that helps identify global equity, diversity and inclusion initiatives, ensures we carry out our initiatives and monitors progress in our inclusion efforts. The team partners closely with our CEO and Chief People Officer, who report progress to our Board of Directors on a regular basis. Additionally, the Compensation and Talent Committee oversees human capital issues and policies, including those focusing on equity, inclusion and diversity.

Risk Oversight and Compensation Risk Assessment

Board's Role in Risk Oversight

Our Board of Directors' role in risk oversight involves both our full Board and its committees. Individual committees are charged with ensuring that reasonable information and reporting systems exist to identify potential risks to our company encountered through their respective committee work and with exercising appropriate oversight of those risks. Potential risks are raised to the Audit Committee and full Board for inclusion in our enterprise risk management ("ERM") process. Our Board believes that the processes it has established for overseeing risk would be effective under a variety of leadership frameworks, and therefore such processes do not materially affect its choice of leadership structure as described in the section entitled "Board Structure—Board Leadership Structure" below.



BOARD OF DIRECTORS

Our Board meets periodically with our chief audit executive to review our overall ERM program and policies. Throughout the year, our Board receives updates on specific risks and mitigating measures in the course of its review of our strategy and business plan, and through reports to our Board by its respective committees and senior members of management.

AUDIT COMMITTEE

- Oversees our ERM process and policies and chief audit executive
- Oversees the following risk topics:
  - Financial reporting, accounting, internal controls and fraud
  - Legal and regulatory compliance
  - Cybersecurity (receives quarterly updates from our Chief Information Security Officer)
  - Tax and transfer pricing matters
  - General business risks

COMPENSATION AND TALENT COMMITTEE

Oversees the following risk topics:
- Compensation programs, policies and practices
- Equity and other incentive plans
- Recruiting, engagement and retention
- Human capital management, including equity, inclusion and diversity

GOVERNANCE COMMITTEE

Oversees the following risk topics:
- Board and committee composition, including Board leadership structure
- Director succession planning
- Corporate governance policies and practices
- Corporate responsibility and sustainability policies and programs

MANAGEMENT

Each of our major business unit and functional area heads, with the assistance from their staff, work with our internal audit and ERM function to identify risks that could affect achievement of business goals and strategy and develop risk mitigation measures, contingency plans and a consolidated risk profile. The risk profile is then reviewed and discussed with our CEO and CFO before presentation to the Audit Committee. On a regular basis, senior management reviews the risk profile and action plan progress and provides updates to the Audit Committee, which are also made available to our Board and used by our internal audit function in developing its internal audit plan.

Compensation Risk Assessment

Consistent with SEC disclosure requirements, we reviewed our fiscal 2021 compensation policies and practices to determine whether they encourage excessive risk taking. We concluded that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our company.

Chief Executive Officer Evaluation and Succession Planning

Evaluation

The Compensation and Talent Committee reviews and approves our CEO's goals and objectives. Our Compensation and Talent Committee Chair leads the evaluation of our CEO's performance in light of those goals and objectives by seeking input from each non-employee director, which is then discussed with our Board. Following the evaluation of our CEO's performance, the Compensation and Talent Committee determines and approves our CEO's compensation.

Ongoing Succession Planning

Our Board of Directors oversees CEO and key management personnel succession planning. Our Board periodically reviews potential internal candidates, including the qualifications, experience and development priorities for these individuals. Directors engage with potential CEO and key management personnel successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Furthermore, our Board periodically reviews the overall composition of our key management personnel's qualifications, tenure and experience.

Emergency Succession

Our Board of Directors has also adopted an emergency CEO succession plan. The plan will become effective in the event our CEO becomes unable to perform his or her duties in order to minimize potential disruption or loss of continuity to our business and operations. Our emergency CEO succession plan is reviewed annually by the Governance Committee and our Board.

Board Structure

Board Leadership Structure

Our Board of Directors does not have a policy with respect to whether the roles of Chairman of the Board and CEO should be separate and, if they are to be separate, whether our Chairman of the Board should be selected from our directors who are not our employees (referred to in this Proxy Statement as our "non-employee directors") or should be an employee. We currently separate the roles of CEO and Chairman of the Board, with Mr. Massengill currently serving as Chairman of the Board. Our Board believes this is the appropriate leadership for our company at this time because it permits Mr. Goeckeler, as our CEO, to focus on setting our strategic direction, day-to-day leadership and our performance, while permitting our Chairman of the Board to focus on providing guidance to our CEO and setting the agenda for Board meetings. Our Board also believes that the separation of our CEO and Chairman of the Board roles assists our Board in providing robust discussion and evaluation of strategic goals and objectives.

Our Corporate Governance Guidelines provide that our Board will appoint a Lead Independent Director if our Chairman of the Board is not an independent director under the Nasdaq Stock Market listing standards or if our Board otherwise deems it appropriate. Although our Board has determined that Mr. Massengill is independent under the Nasdaq Stock Market listing standards, because he is a former executive Chairman of the Board, President and CEO of our company, our Board determined it was appropriate to appoint Ms. Cote as our Lead Independent Director. Upon Ms. Cote's retirement in November 2021, Ms. Streeter will become our Lead Independent Director. See page 21 for a discussion of Ms. Streeter's qualifications and our succession planning process.

Our Board of Directors acknowledges that no single leadership model is right for all companies at all times. As such, our Board periodically reviews its leadership structure and may, depending on the circumstances, choose a different leadership structure in the future.

Lead Independent Director

The duties of our Lead Independent Director include:

- Acting as a liaison between our independent directors and management
- Assisting our Chairman of the Board in establishing the agenda for Board meetings
- Coordinating the agenda for, and chairing, the executive sessions of our independent directors
- Presiding at any Board meeting at which our Chairman is not present
- Reviewing and approving goals for and evaluating the performance of our CEO with our Chairman of the Board and Compensation and Talent Committee Chair
- Overseeing our stockholder engagement efforts and being available for engagement with stockholders as appropriate
- Performing such other duties as may be specified by our Board of Directors from time to time

Our independent directors also meet regularly in executive sessions without management to review, among other things, our strategy, financial performance, management effectiveness and succession planning.

Committees

Our Board of Directors has standing Audit, Compensation and Talent, Governance and Executive Committees. Each of the standing committees operates pursuant to a written charter that is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board has affirmatively determined that all members of the Audit, Compensation and Talent and Governance Committees are independent as defined under the listing standards of the Nasdaq Stock Market and applicable SEC rules.

AUDIT COMMITTEE

COMMITTEE MEMBERS

 

Kimberly E. Alexy *(Chair)*   Martin I. Cole



Paula A. Price

Meetings Held in Fiscal 2021: **10**

Committee Report page **77**

KEY RESPONSIBILITIES

- Directly responsible for appointing, compensating and overseeing independent accountants, with input from management
- Pre-approves all audit and non-audit services
- Reviews annual and quarterly financial statements
- Reviews adequacy of accounting and financial personnel resources
- Oversees and appoints our chief audit executive and reviews our internal audit plan and internal controls
- Reviews and discusses with management risk assessment and enterprise risk management policies, including risks related to financial reporting, accounting, internal controls, fraud, legal and regulatory compliance and cybersecurity
- Oversees ethics and compliance program

Our Board has affirmatively determined that all members are "audit committee financial experts" as defined by rules of the SEC.

COMPENSATION AND TALENT COMMITTEE

COMMITTEE MEMBERS

 

Martin I. Cole *(Chair)*   Kathleen A. Cote

 

Tunç Doluca   Stephanie A. Streeter

Meetings Held in Fiscal 2021: **8**

Committee Report page **37**

KEY RESPONSIBILITIES

- Evaluates and approves executive officer compensation
- Reviews our human capital management programs and initiatives
- Reviews and makes recommendations on non-employee director compensation
- Reviews and approves corporate goals and objectives for our CEO's compensation and evaluates our CEO's performance in light of those goals and objectives
- Oversees incentive and equity-based compensation plans
- Reviews and recommends changes to benefit plans requiring Board approval
- Reviews and approves any compensation recovery (clawback) policy or stock ownership guidelines applicable to executive officers

GOVERNANCE COMMITTEE

COMMITTEE MEMBERS



Stephanie A. Streeter *(Chair)*



Kimberly E. Alexy



Dr. Thomas H. Caulfield



Kathleen A. Cote



Miyuki Suzuki

Meetings Held in Fiscal 2021: **21**

KEY RESPONSIBILITIES

- Develops and recommends a set of corporate governance principles
- Evaluates and recommends the size and composition of our Board and committees and functions of committees
- Develops and recommends Board membership criteria
- Identifies, evaluates and recommends director candidates
- Reviews corporate governance issues and practices
- Manages annual Board and committee evaluation process
- Oversees evaluation of our CEO by our Board and the Compensation and Talent Committee
- Develops and oversees our CEO succession planning process
- Assists our Board in overseeing corporate responsibility and sustainability policies and programs
- Reviews and oversees responses regarding stockholder proposals relating to corporate governance, corporate responsibility or sustainability matters

EXECUTIVE COMMITTEE

COMMITTEE MEMBERS



David V. Goeckeler *(Chair)*



Kimberly E. Alexy



Matthew E. Massengill

Meetings Held in Fiscal 2021: **None**

KEY RESPONSIBILITIES

- Has powers of our Board in management of our business affairs in between meetings of our Board, subject to applicable law or the rules and regulations of the SEC or the Nasdaq Stock Market and specific directions given by our Board

Equity Awards Committee

Our Board of Directors has also established an Equity Awards Committee as a Board committee with limited delegated authority to approve and establish the terms of restricted stock unit ("RSU") and performance stock unit ("PSU") awards granted to eligible participants. Mr. Goeckeler is currently the sole director serving on the committee.

Board Processes and Policies

Corporate Governance Guidelines and Code of Business Ethics

Our Board of Directors has adopted Corporate Governance Guidelines, which provide the framework for governance of our company and represent our Board's current views with respect to selected corporate governance issues considered to be of significance to stockholders, including:

- The role and responsibilities of our Lead Independent Director
- Director nomination procedures and qualifications
- Director independence
- Policies related to board refreshment and limitations on other board service
- Director orientation and continuing education
- Annual performance evaluations of our Board and committees
- Succession planning and management development

Our Board of Directors has also adopted a Code of Business Ethics that applies to all of our directors, employees and officers, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The current versions of the Corporate Governance Guidelines and the Code of Business Ethics are available on our website under "Leadership & Governance" at investor.wdc.com. To the extent required by applicable rules and regulations of the SEC or the Nasdaq Stock Market, we intend to promptly disclose future amendments to certain provisions of the Code of Business Ethics, or waivers of such provisions granted to executive officers and directors, on our website under "Leadership & Governance" at investor.wdc.com.

Communication with Management

We have devoted significant effort in recent years to enhancing communication between our Board and management and have adopted the following practices to promote clear, timely and regular communication between directors and management.

- **Business Updates.** Between Board meetings, management provides our Board with updates on our business performance.
- **Meeting Agendas and Presentations.** Our Chairman of the Board and committee Chairs regularly communicate with management to discuss the development of meeting agendas and presentations.
- **Developing Matters.** Between Board meetings, directors receive prompt updates from management on developing matters affecting our company and our business.
- **Reference Materials.** Directors also regularly receive quarterly strategy updates, securities analysts' reports, investor communications, company publications, news articles and other reference materials.

Director Orientation and Education

All incoming directors participate in an extensive director orientation program, which includes engagement with members of the executive team and senior management to review matters relevant to our business, including technology, finance, internal audit and enterprise risk, corporate governance policies and practices, our Global Code of Conduct and legal matters. We also implemented a mentorship program to pair new directors with longer tenured directors to facilitate a smooth transition onto our Board of Directors. We believe our director orientation program provides new directors with a strong foundation to understand our business. When directors accept new or additional responsibilities on our Board or on committees, they are provided additional orientation and educational opportunities on relevant topics.

Because our Board believes that ongoing director education is vital to the ability of directors to fulfill their roles, directors are encouraged to participate in external continuing director education programs, and we reimburse directors for their expenses associated with this participation. We also invite speakers to present at least annually during Board meetings on director education topics, such as emerging corporate governance matters, the geopolitical environment and cybersecurity.

Board Evaluation

Our Board of Directors believes that it is important to assess the performance of our Board, its committees and individual directors and to solicit and act upon the feedback received. Accordingly, the Governance Committee oversees an annual performance evaluation process.

BOARD AND COMMITTEE EVALUATIONS

Comprehensive evaluation questionnaires

Each director completes a written questionnaire covering various topics, including:

- Effectiveness of Board materials and meetings, including scheduling, discussion and participation
- Board involvement in strategy, particularly in response to significant events
- Board composition, including size and the mix of skills and experience on our Board
- Communication and relationships with management
- Management and Board succession planning
- Committee performance
- Overall Board effectiveness

Discussions with each director

An outside firm compiles and analyzes the results of each written evaluation, which our Governance Committee Chair discusses with each director to solicit further feedback on issues raised.

Results discussed with each committee and the full Board

The full Board and each respective committee discuss the performance evaluation results, and, if determined appropriate, act on the feedback received.

INDIVIDUAL DIRECTOR ASSESSMENTS

As part of the annual performance evaluation process, each director also completes a written self-evaluation covering various topics, including:

- Meeting attendance, preparation and participation
- Understanding of our business and strategy
- Relationships with management and other directors

Our Chairman of the Board discusses individual self-evaluation responses with each director.

EVALUATION RESULTS

Utilized by our Board of Directors in making decisions on:

- Board structure
- Board and committee responsibilities
- Agendas and meeting schedules
- Changes in the performance or functioning of our Board
- Continued service of individual directors on our Board

In response to director feedback, we:

- Developed an annual Board agenda to provide directors with greater visibility into all Board and committee functions throughout the year
- Undertook a review of the allocation of risk oversight by our Board and its committees

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Communicating with Directors

Our Board of Directors provides a process for stockholders to send communications to our Board or to individual directors or groups of directors. In addition, interested parties may communicate with our Chairman of the Board or Lead Independent Director (who presides over executive sessions of our independent directors) or with our independent directors as a group. Our Board recommends that stockholders and other interested parties initiate any communications with our Board (or individual directors or groups of directors) in writing. **These communications should be sent by mail to our Secretary (please see page 83 for contact information).** This centralized process will assist our Board in reviewing and responding to stockholder and interested party communications in an appropriate manner. The name of any specific intended Board recipient or recipients should be clearly noted in the communication (including whether the communication is intended only for our non-executive Chairman of the Board, Lead Independent Director or for the non-management directors as a group). Our Board of Directors has instructed our Secretary to forward such correspondence only to the intended recipients; however, our Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and not to forward any items deemed to be of a purely commercial or frivolous nature (such as spam) or otherwise obviously inappropriate for the intended recipient's consideration. In such cases, our Secretary may forward some of the correspondence elsewhere within our company for review and possible response.

Transactions with Related Persons

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written Related Person Transactions Policy. The purpose of this policy is to describe the procedures used to identify, review, approve and disclose, if necessary, any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: (i) we were, are or will be a participant; (ii) the aggregate amount involved exceeds or is expected to exceed $120,000 in any fiscal year; and (iii) a related person has or will have a direct or indirect material interest. For purposes of the policy, a related person is: (i) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director; (ii) any person who is known to be the beneficial owner of more than 5% of our common stock; or (iii) any immediate family member of any of the foregoing persons.

Under the policy, once a related person transaction has been identified, the Audit Committee must review the transaction for approval or ratification. In determining whether to approve or ratify a related person transaction, the committee is to consider all relevant facts and circumstances of the related person transaction available to the committee. The committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders, as the committee determines in good faith. No member of the committee will participate in any consideration of a related party transaction with respect to which that member or any member of his or her immediate family is a related person.

Certain Transactions with Related Persons

We have not participated in any transaction with a related person since the beginning of fiscal 2021.

Director Compensation

Executive Summary

We believe that it is important to attract and retain exceptional and experienced directors who understand our business, and to offer compensation opportunities that further align the interests of our directors with those of our stockholders. Our Board of Directors works with the independent compensation consultant to the Compensation and Talent Committee to regularly assess the competitiveness and reasonableness of our directors' compensation. To that end, we established a compensation program for fiscal 2021 for each of our non-employee directors that consisted of a combination of annual cash retainers and RSUs.

We also permit directors to participate in our Deferred Compensation Plan. Any director who is employed by us is not entitled to additional compensation under our director compensation program for serving as a director.

The Compensation and Talent Committee, with the assistance of the independent compensation consultant, regularly reviews our non-employee director compensation and market trends in director compensation (including non-employee director compensation practices at a group of peer companies) and evaluates the competitiveness and reasonableness of the compensation program in light of general trends and practices. The committee makes recommendations based on such review to our Board, which determines whether any changes should be made to our non-employee director compensation program. No changes were made to our non-employee director compensation program from fiscal 2018 through fiscal 2021.

Fiscal 2021 Director Compensation Program

The following section describes the elements and other features of our director compensation program for fiscal 2021 for non-employee directors.

Non-Employee Director Cash Retainer Fees

Cash retainer fees are paid to our non-employee directors based on Board and committee service from annual meeting to annual meeting and are paid in a lump sum immediately following the annual meeting marking the start of the year. The following table sets forth the schedule of annual cash retainer and committee membership fees for non-employee directors for fiscal 2021.

Type of Fee	Current Annual Fee ($)
Annual Cash Retainer	75,000
Additional Non-Executive Chairman of the Board Cash Retainer	100,000
Additional Committee Member Cash Retainers	
Audit Committee	15,000
Compensation and Talent Committee	12,500
Governance Committee	10,000
Additional Committee Chair Cash Retainers	
Audit Committee	25,000
Compensation and Talent Committee	22,500
Governance Committee	12,500

A non-employee director serving as Chair of a Board committee receives both the Additional Committee Chair Cash Retainer and the Additional Committee Member Cash Retainer for that committee. Directors who are appointed to our Board, a Board committee, or to one of our Chair positions noted above during the year are paid a pro rata amount of the annual retainer fees for that position based on service to be rendered for the remaining part of the year after appointment.

Non-employee directors do not receive a separate fee for each Board or committee meeting they attend. We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred to attend each Board or committee meeting.

Non-Employee Director Equity Awards

Under our Non-Employee Director Restricted Stock Unit Grant Program, each of our non-employee directors automatically received for fiscal 2021 an award of RSUs equal in value to $240,000 (or, in the case of our non-employee director serving as Chairman of the Board, $290,000, or, in the case of our Lead Independent Director, $270,000). Non-employee directors receive the awards immediately following the annual meeting of stockholders if he or she has been re-elected as a director at that meeting. In the case of a non-employee director who is newly elected or appointed after the date of the annual meeting, we grant a prorated award of RSUs for the year in which he or she is elected or appointed.

The RSUs granted in fiscal 2021 vest 100% upon the earlier of: (i) November 18, 2021 (the first anniversary of the grant date); and (ii) immediately prior to the first annual meeting of stockholders held after the grant date.

Deferred Compensation Plan for Non-Employee Directors

We permit each non-employee director to defer payment of up to 80% of his or her annual cash compensation in accordance with our Deferred Compensation Plan. We also permit non-employee directors to defer payment of any RSUs awarded under our Non-Employee Director Restricted Stock Unit Grant Program beyond the vesting date of the award. RSUs and other amounts deferred in cash by a director are generally credited and payable in the same manner as amounts deferred by our executive officers and other participants in our Deferred Compensation Plan as further described in the "Fiscal 2021 Non-Qualified Deferred Compensation Table."

Director Compensation Table for Fiscal 2021

The table below summarizes the compensation for fiscal 2021 for each of our non-employee directors serving on our Board in fiscal 2021. Mr. Goeckeler was a named executive officer for fiscal 2021 and did not receive any additional compensation for his services as a director during fiscal 2021. Information regarding his compensation for fiscal 2021 is presented in the "Fiscal 2019–2021 Summary Compensation Table" and the related explanatory tables. Dr. Caulfield and Ms. Suzuki joined our Board in July 2021 and did not receive any compensation in fiscal 2021.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Kimberly E. Alexy	125,000	239,984	364,984
Martin I. Cole	125,000	239,984	364,984
Kathleen A. Cote	97,500	269,981	367,481
Tunç Doluca	87,500	239,984	327,484
Matthew E. Massengill	175,000	289,994	464,994
Paula A. Price	90,000	239,984	329,984
Stephanie A. Streeter	112,500	239,984	352,484

[1]   The amounts shown reflect the aggregate grant date fair value of equity awards granted in fiscal 2021 computed in accordance with Accounting Standards Codification 718 ("ASC 718") using the closing price of our common stock on the grant date. On the date of our 2020 annual meeting of stockholders (November 18, 2020), each non-employee director at that time was automatically granted 5,648 RSUs (6,825 RSUs for our Chairman of the Board and 6,354 RSUs for our Lead Independent Director).

The following table presents the aggregate number of shares of our common stock covered by stock awards (and corresponding dividend equivalents that may be settled in stock) held by each of our non-employee directors on July 2, 2021:

Name	Aggregate Number of Unvested Restricted Stock Units	Aggregate Number of Deferred Stock Units
Kimberly E. Alexy	5,648	—
Martin I. Cole	5,648	—
Kathleen A. Cote	6,354	29,188
Tunç Doluca	5,648	—
Matthew E. Massengill	6,825	—
Paula A. Price	5,648	—
Stephanie A. Streeter	5,648	—

Director Stock Ownership Guidelines

Under our director stock ownership guidelines, directors are generally prohibited from selling any shares of our common stock unless they own "qualifying shares" with a market value of at least $375,000, which include common stock, RSUs, deferred stock units and common stock beneficially owned by the director by virtue of being held in a trust, by a spouse or by the director's minor children. Shares the director has a right to acquire through the exercise of stock options (whether or not vested) do not count towards the stock ownership requirement.

EXECUTIVE OFFICERS

Listed below are our executive officers, followed by a brief account of their business experience. Executive officers are normally appointed annually by our Board of Directors at a meeting immediately following the annual meeting of stockholders. There are no family relationships among these officers nor any arrangements or understandings between any officer and any other person pursuant to which an officer was selected.



DAVID V. GOECKELER 59, CHIEF EXECUTIVE OFFICER

- Mr. Goeckeler has served as our CEO since March 2020. Biographical information regarding Mr. Goeckeler is set forth in the section entitled "Corporate Governance Matters—Proposal 1: Election of Directors."



ROBERT K. EULAU 59, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

- Mr. Eulau joined our company in April 2019 and has served as our Executive Vice President and CFO since May 2019.

- Prior to that, Mr. Eulau served as CEO and director of Sanmina Corporation, an electronics manufacturing services provider, from October 2017 to August 2018, and as its executive vice president and CFO from September 2009 to October 2017. From March 2006 to June 2008, Mr. Eulau served as executive vice president, chief operating officer and CFO of Alien Technology Corporation, a developer of radio frequency identification products, and as senior vice president and CFO of Rambus Inc., a technology licensing company, from May 2001 to March 2006. Mr. Eulau previously served over 15 years with Hewlett Packard Company in various leadership roles, including vice president and CFO of its business customer organization and vice president and CFO of its computing products business.



SRINIVASAN SIVARAM 61, PRESIDENT, TECHNOLOGY AND STRATEGY

- Dr. Sivaram has served as our President, Technology and Strategy, since August 2019, having previously served as our Executive Vice President, Silicon Technology and Manufacturing, from November 2017 to August 2019 and our Executive Vice President, Memory Technology, from May 2016 to November 2017.

- Prior to that, Dr. Sivaram served as SanDisk's executive vice president, memory technology, from February 2015 until our acquisition of SanDisk in May 2016, senior vice president, memory technology, from June 2013 to February 2015 and vice president, technology, from January 2006 to March 2007. Dr. Sivaram previously served as chief operating officer for Matrix Semiconductor, Inc. from November 1999 until it was acquired by SanDisk in January 2006. From July 1986 to October 1999, Dr. Sivaram held various engineering and management positions at Intel Corporation. Dr. Sivaram also served as CEO of Twin Creeks Technologies, Inc. from January 2008 to December 2012.



ROBERT W. SODERBERY 55, EXECUTIVE VICE PRESIDENT AND GENERAL MANAGER, FLASH BUSINESS

- Mr. Soderbery has served as our Executive Vice President and General Manager, Flash Business, since September 2020.

- Prior to that, Mr. Soderbery served as president and board member of UpLift, Inc., a travel finance company, from May 2017 to September 2020. He has also served as an advisor to Rockwell Automation, Inc. since May 2017 and as managing member of Acclimate Ventures LLC, a consulting, advisory and investment firm, since October 2016. Mr. Soderbery previously served as senior vice president and general manager, enterprise products, and in other senior leadership roles at Cisco Systems from October 2009 to October 2016. Prior to that, he served as senior vice president, storage and availability management group, and in other leadership roles at Symantec Corporation.



MICHAEL C. RAY 54, EXECUTIVE VICE PRESIDENT, CHIEF LEGAL OFFICER AND SECRETARY

- Mr. Ray has served as our Executive Vice President, Chief Legal Officer and Secretary since November 2015, having previously served as our Senior Vice President, General Counsel and Secretary from April 2011 to November 2015, our Vice President, General Counsel and Secretary from October 2010 to April 2011, and in a number of positions in our legal department, ranging from Senior Counsel to Vice President, Legal Services, from September 2000 to October 2010.

- Prior to that, Mr. Ray served as corporate counsel for Wynn's International, Inc. from September 1998 to September 2000. Mr. Ray previously served as a judicial clerk to the U.S. District Court, Central District of California, and practiced law at O'Melveny & Myers LLP.

EXECUTIVE COMPENSATION

PROPOSAL 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Compensation and Talent Committee and our Board of Directors have designed an executive compensation program that provides:

- Strong linkage between management and stockholders' interests
- Excellent pay for performance alignment and rewards for long-term value creation
- Robust oversight by our Board and the Compensation and Talent Committee



Our Board of Directors recommends a vote **FOR** this Proposal 2 to approve on an advisory basis the named executive officer compensation

Proposal Details

You have the opportunity to cast a non-binding, advisory "Say on Pay" vote every year as required by Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Please read the section entitled "Executive Compensation—Compensation Discussion and Analysis" (and the various compensation tables and narratives accompanying those tables included under "Executive Compensation Tables and Narratives") for information necessary to inform your vote on this Proposal 2.

Board Recommendation and Vote Required for Approval

Board Recommendation

Our Board of Directors recommends that you vote **FOR** approval, on a non-binding advisory basis, of our executive compensation program for our named executive officers as disclosed in this Proxy Statement:

RESOLVED, that the compensation paid to the named executive officers, as disclosed in this Proxy Statement pursuant to the SEC's executive compensation disclosure rules (which disclosure includes the Compensation Discussion and Analysis, the compensation tables and the narrative discussion that accompanies the compensation tables), is hereby approved.

The next advisory vote on the compensation of our named executive officers will occur at our 2022 annual meeting of stockholders.

Vote Required for Approval

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this proposal is required to approve this Proposal 2. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted **FOR** this Proposal 2 unless specified otherwise.

While this vote is nonbinding on our company and our Board of Directors and will not be construed as overruling a decision by our company or our Board or creating or implying any additional fiduciary duty for our company or our Board, our Board and the Compensation and Talent Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for named executive officers under our executive compensation program.

Report of the Compensation and Talent Committee

The Compensation and Talent Committee, comprised of independent directors, reviewed and discussed the following Compensation Discussion and Analysis with management. Based on that review and discussion, the committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for our 2021 annual meeting of stockholders and incorporated by reference into our 2021 Annual Report on Form 10-K.

THE COMPENSATION AND TALENT COMMITTEE

MARTIN I. COLE
Chair

KATHLEEN A. COTE

TUNÇ DOLUCA

STEPHANIE A. STREETER

Compensation and Talent Committee Interlocks and Insider Participation

Each of the committee members whose names appear on the Compensation and Talent Committee Report above, other than Ms. Streeter, were members of the committee during all of fiscal 2021. Ms. Streeter was appointed to the committee in September 2021. All members of the committee during fiscal 2021 were independent directors and none of them were our employees or former employees or had any relationship with us requiring disclosure of certain transactions with related persons under SEC rules. There are no compensation committee interlocks between us and other entities in which one of our executive officers served on the compensation committee (or equivalent body) or the board of directors of another entity whose executive officer(s) served on the committee or our Board of Directors.

Compensation Discussion and Analysis

Our Named Executive Officers

When we refer to our "named executive officers," we mean:



DAVID V. GOECKELER
Chief Executive Officer



ROBERT K. EULAU
Executive Vice President and Chief Financial Officer



SRINIVASAN SIVARAM
President, Technology and Strategy



ROBERT W. SODERBERY
Executive Vice President and General Manager, Flash Business



MICHAEL C. RAY
Executive Vice President, Chief Legal Officer and Secretary

Contents

Fiscal 2021 Overview

Business Highlights

Our company executed on its fiscal 2021 targets despite headwinds associated with the global pandemic and restrictions on sales to certain entities in China. This dynamic environment required agility from our management team. We implemented a new business unit structure to bring greater focus to our flash and HDD businesses and to strengthen performance and business outcomes. Our updated organizational structure helped the management team deliver on our fiscal 2021 targets. The charts below summarize our performance in key financial and operational metrics.

NON-GAAP OPERATING INCOME[1]



FLASH EXABYTES SHIPPED



HDD EXABYTES SHIPPED



[1]   See Appendix A to this Proxy Statement for a reconciliation of GAAP operating income to non-GAAP operating income.

Paying for Performance: Fiscal 2021 Performance Results and Payouts

Our incentive plans' performance reflects our financial and market performance. The fiscal 2021 short-term incentive plan ("STI") paid out at an average of **149%** of target for our named executive officers, reflecting our strong financial and operating performance this past year in the context of the global pandemic. Despite a rebound in our stock price during fiscal 2021, our total stockholder return ("TSR") was low relative to many of our technology peers and the payout on the fiscal 2019–2021 PSUs under our long-term incentive ("LTI") program reflects this lower performance, with our named executive officers receiving a payout at **41%** of target. The incentive plan payouts align with the Compensation and Talent Committee's pay-for-performance philosophy. The committee did not adjust outstanding incentive awards to address any COVID-19 impacts or government-imposed restrictions on our sales to entities within China.

Award	Fiscal 2021 Payouts	Page
STI Payout for Fiscal 2021		
Fiscal 2021 STI[1]	149%	47
LTI Payout for Fiscal 2021		
Fiscal 2019–2021 PSUs	41%	51

[1]   STI payout represents average payout for our named executive officers based on our corporate performance and each named executive officer's individual performance component payout.

Our Compensation Principles

✅ **WHAT WE DO**

- Pay for performance by tying a substantial portion of executive compensation to performance goals
- Actively engage with stockholders and consider their feedback in the future design of our executive compensation program
- Link our executive compensation program to our long-term corporate strategy and sustainable stockholder value creation
- Use a mix of performance measures, cash- and equity-based vehicles, and short- and long-term incentive opportunities that hold our executive officers accountable for executing on our long-term corporate strategy
- Cap maximum vesting or payout levels under our incentive awards, which are aligned with competitive market practices
- Engage an independent compensation consultant to evaluate and advise the Compensation and Talent Committee on our executive compensation program design and pay decisions
- Evaluate executive compensation data and practices of our peer group companies as selected annually by the Compensation and Talent Committee with guidance from the independent compensation consultant
- Maintain executive stock ownership guidelines
- Maintain a compensation recovery (clawback) policy applicable in the event an officer's misconduct leads to an accounting restatement and provide for forfeiture of incentives in the event of an officer's termination of employment due to misconduct
- Provide limited executive perquisites

⊗ **WHAT WE DON'T DO**

- No tax gross-up payments in connection with severance or change in control pay
- No single trigger vesting of equity awards upon a change in control
- No repricing of stock options without stockholder approval (other than equitable adjustments permitted under our plans)
- No hedging, pledging or short-sale or derivative transactions by executive officers or directors
- No dividend equivalent payments on equity awards until they are earned and vested

Fiscal 2021 Philosophy, Objectives and Process

Our compensation philosophy is designed to accomplish three goals: (i) attract, retain and motivate premier talent, (ii) pay for performance and (iii) align the interests of our executives with our stockholders. The summary below provides the key objectives of our program:

 **Attract, retain and motivate premier talent** necessary to accelerate our growth and drive financial and market performance

 **Provide competitive target compensation** relative to the technology industry in which we compete for business and talent

 **Encourage accountability** by tying a substantial portion of each executive officer's compensation opportunity to individual, corporate and market-based objectives that we expect to create long-term value for our stockholders

 **Pay for performance** by providing a substantial portion of compensation in the form of at-risk, variable incentive awards that reward superior individual, corporate and market performance and that reduce pay for underperformance

 **Align the interests of our executives with our stockholders** through our pay-for-performance compensation design and by granting long-term equity awards that include multi-year performance and/or service requirements

Elements of Our Fiscal 2021 Executive Compensation Program

We believe our emphasis on variable compensation is aligned with our focus on operating excellence, allowing our executive compensation levels to reflect our performance.

Our actual pay positioning varies by executive, considering peer group and survey market data, competitive pay levels, each executive's role, past performance, scope of responsibility and expected contributions.

In addition to the elements reflected below, we also provide executives with relatively few perquisites and certain other indirect benefits, as described in the section below entitled "Other Program Features and Policies."

		Element	Element of Our CEO's Fiscal 2021 Target Total Direct Compensation	Element of Our Other Named Executive Officers' Fiscal 2021 Target Total Direct Compensation	Characteristics	Purpose	Performance Link/Key Benchmark
ANNUAL	FIXED	**BASE SALARY**	8%	15%	• Fixed compensation	• Attracts, retains and motivates premier executive talent • Compensates executives for sustained individual performance	• Competitive with market and industry practices • Adjusted for experience, responsibility, potential and performance
ANNUAL	VARIABLE PAY – AT RISK	**STI**	14%	16%	• Annual performance-based cash incentive compensation	• Motivates executives to accelerate our growth and drive financial performance • Encourages accountability by rewarding achievement of individual and corporate objectives	• Non-GAAP operating income (50% weighting) • **Flash exabytes shipped (12.5% weighting)*** • **HDD exabytes shipped (12.5% weighting)*** • **Individual Performance (25% weighting)***
LONG-TERM	VARIABLE PAY – AT RISK	**LTI** **PSUs**	47%	35%	• Performance-based equity compensation • **3-year performance period for 100% of award*** • 60% of our CEO's LTI are PSUs; 50% of our other named executive officers' LTI are PSUs	• Encourages accountability by rewarding achievement of corporate and market-based objectives • Creates direct alignment with stockholder interests by focusing executives on long-term value creation through multi-year financial objectives	• Revenue and non-GAAP EPS goals are each weighted at 25%; financial metrics are subject to automatic adjustment pursuant to a relative market performance adjustment ("MPA") factor (as described on page 49 below) • Relative TSR goal is weighted at 50%; for PSUs based on relative TSR, payout capped at 100% if absolute TSR is negative
LONG-TERM	VARIABLE PAY – AT RISK	**RSUs**	31%	34%	• Variable long-term equity compensation • Vests ratably over 4 years	• Provides alignment with stockholder interests by focusing executives on long-term value creation • Provides retention value	• Value based on stock price

* New for fiscal 2021

Process for Determining Executive Compensation

The Compensation and Talent Committee reviews and determines compensation for our executive officers. The committee reviews the performance and compensation of our executive officers on an annual basis and at the time of hiring, promotion or other change in responsibilities. The committee's annual review typically occurs near the end of the prior fiscal year and beginning of the new fiscal year.

The committee considers stockholders' views and input received from our stockholder engagement efforts when making determinations regarding our compensation programs. Stockholders supported our compensation programs last year with the advisory vote on executive compensation receiving the support of 92% of the votes cast.

The committee's executive compensation decisions are informed by several factors, including:

EXTERNAL AND INTERNAL FACTORS

- Our compensation philosophy and objectives
- Our pay positioning relative to our peer group
- The executive's role, experience, performance and contributions
- Internal pay equity
- Succession planning and retention objectives
- Current and historical company performance and strategic and financial goals
- Market performance and general economic conditions

COMPENSATION CONSULTANT

- Views from the independent compensation consultant
- Survey and peer group company market data prepared by the independent compensation consultant

MANAGEMENT

- Our CEO's recommendations for other executive officers (not including our CEO)
- Our CFO's (or designee's) input on financial targets for our performance-based executive compensation program, data regarding the impact of the program on our financial results and actual results against targets
- Internal and external compensation data provided by our Chief People Officer (or designee)

STOCKHOLDERS

- Feedback received during stockholder engagement

For fiscal 2021, the Compensation and Talent Committee retained Willis Towers Watson ("WTW") as its independent compensation consultant. WTW reports directly to the committee. WTW also communicated with management to gather information and review management proposals as needed. WTW attended all regularly-scheduled meetings of the committee during fiscal 2021 and their responsibilities for fiscal 2021 generally included:

- Reviewing and advising on executive compensation, including the performance measures to be used under the executive compensation program
- Providing recommendations regarding the composition and selection of our peer group companies
- Analyzing pay survey data
- Providing advice regarding executive compensation practices and trends
- Advising on the Compensation and Talent Committee's charter

The committee assessed the independence of WTW pursuant to applicable rules and regulations of the SEC and the Nasdaq Stock Market and concluded that the engagement of WTW did not raise any conflicts of interest during fiscal 2021 and currently does not raise any conflicts of interest.

Comparative Market Data

The Compensation and Talent Committee determines the composition of our peer group and reevaluates this group on an annual basis with input from WTW.

For fiscal 2021, market data was also collected from the Radford Executive Survey, an independently published survey, and WTW's High-Tech Compensation Survey. The survey data was filtered for high-technology companies and adjusted to screen for revenue size. With input from the independent compensation consultant, the committee uses market data and industry practices during its annual review of the competitiveness of compensation levels and the appropriate mix of compensation elements for our named executive officers. This market data provided the committee a reference point, which was one of several factors that it used to make compensation decisions during its fiscal 2021 annual compensation review.

Fiscal 2021 Peer Group Companies

The peer group for fiscal 2021 consists of technology companies that compete with us for talent and have the size (primarily based on revenue) and business characteristics that we believe are comparable to ours. Like us, most companies included in our fiscal 2021 peer group are included in the Dow Jones U.S. Technology Hardware & Equipment Index.

In choosing peer group companies, the Compensation and Talent Committee focused primarily on industry, talent market and revenue size. Revenue is a commonly used proxy for organizational size and complexity and is relatively stable from year-to-year, making it a valuable metric when selecting peers for compensation purposes. As part of its decision process, the committee also references other metrics for informational purposes.

Advanced Micro Devices, Inc.	**Lam Research Corporation**
Applied Materials, Inc.	**Micron Technology, Inc.**
Broadcom Inc.	**Motorola Solutions, Inc.**
Cisco Systems, Inc.	**NetApp, Inc.**
Flex Ltd	**NVIDIA Corporation**
Hewlett Packard Enterprise Company	**ON Semiconductor Corporation**
	QUALCOMM Incorporated
HP Inc.	**Seagate Technology plc**
Intel Corporation	**Texas Instruments Incorporated**



WESTERN DIGITAL COMPARED TO PEER GROUP

Percentile	0%	25%	50%	75%	100%
Revenue[1] ($ millions)		10,681	17,202	24,124	

[1] Represents annual revenue for the most recent fiscal year for which data was available through SEC filings as of August 31, 2021.

Peer Group Changes for Fiscal 2022

During fiscal 2021, following the Compensation and Talent Committee's annual review of our peer group with WTW, and reflecting input from our investors, the committee revised our peer group for fiscal 2022 by removing Intel Corporation and Flex Ltd. and adding Analog Devices, Inc. The committee removed Intel Corporation due to its large size relative to Western Digital in terms of revenue and market capitalization and removed Flex Ltd. due to its different business focus as a contract manufacturer with a much larger employee population and manufacturing footprint than Western Digital. The committee added Analog Devices, Inc. due to its business model as an in-house semiconductor manufacturer and revenue size relative to Western Digital.

Fiscal 2021 Decisions and Outcomes

Base Salary

In August 2020, the Compensation and Talent Committee approved a base salary increase for Dr. Sivaram to reflect his strong performance, his critical role in our flash business and his key relationships with our joint venture partner.

Named Executive Officer	Base Salary Level[(1)] ($)	Increase from Fiscal 2020
David V. Goeckeler	1,250,000	0%
Robert K. Eulau	715,000	0%
Srinivasan Sivaram	750,000	7%
Robert W. Soderbery[(2)]	710,000	—
Michael C. Ray	625,000	0%

(1) Table reflects annualized base salary in effect at the end of fiscal 2021 for each named executive officer.

(2) Mr. Soderbery joined Western Digital in September 2020.

Short-Term Incentives

Fiscal 2021 Target Incentive Level Opportunities

In August 2020, the Compensation and Talent Committee approved an increase in Dr. Sivaram's target incentive opportunity in connection with his base salary adjustment described above. The increased target enhances Dr. Sivaram's performance compensation opportunity and reflects the committee's determination that he performs a critical role for our company and was a strong performer.

Named Executive Officer	Annual Target Incentive Opportunity (as Percentage of Base Salary)	Increase from Fiscal 2020
David V. Goeckeler	175%	0%
Robert K. Eulau	110%	0%
Srinivasan Sivaram	120%	9%
Robert W. Soderbery	120%	—
Michael C. Ray	85%	0%

Fiscal 2021 Design and Performance

FISCAL 2021 DESIGN

The fiscal 2020 STI plan funded based on a single metric: non-GAAP net income. The Compensation and Talent Committee updated the STI plan for fiscal 2021 to better align with our core operations and to add operational metrics and an individual performance component, as reflected below.



Non-GAAP Operating Income 50% Weighting	+	Flash Exabytes Shipped 12.5% Weighting	+	HDD Exabytes Shipped 12.5% Weighting	+	Individual Performance 25% Weighting	=	Individual Final Payout (Capped at 200%)

In updating the STI plan for fiscal 2021, the committee considered the following factors:

- Non-GAAP operating income better reflects our core operating results than non-GAAP net income by excluding interest and taxes.
- Exabytes shipped provides the executive team with tangible operational goals and the metric aligns with our short-term strategy. This metric is a primary driver for maintaining our market share and, given our fixed assets, shipping more exabytes improves our utilization of those assets. The inclusion of profit metrics in both the STI plan and LTI plan helps ensure that management does not ship exabytes unprofitably to maximize this metric.
- The individual performance component provides the committee with the ability to differentiate performance among executives and reward our strongest contributors. Weighting the metric at 25% ensures that the majority of each executive's incentive opportunity is tied to financial and corporate objectives.

FISCAL 2021 CORPORATE PERFORMANCE

NON-GAAP OPERATING INCOME[1]

($M)



Non-GAAP Operating Income[1] (50% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance ($ millions)
Maximum	130%	200%	$2,074
Target	100%	100%	$1,595
Threshold	75%	50%	$1,196
Actual	120%	165%	$1,906

[1] See Appendix A to this Proxy Statement for a reconciliation of GAAP operating income to non-GAAP operating income.

FLASH EXABYTES SHIPPED



Flash Exabytes Shipped (12.5% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance (Exabytes)
Maximum	105%	200%	75.8
Target	100%	100%	72.2
Threshold	95%	50%	68.6
Actual	102%	134%	73.4

HDD EXABYTES SHIPPED



HDD Exabytes Shipped (12.5% Weighting)

Performance Achievement	Performance (% Target)	STI Payout (% Target)	Performance (Exabytes)
Maximum	110%	200%	544
Target	100%	100%	495
Threshold	90%	50%	445
Actual	94%	70%	467

The weighted average payout for the corporate metrics is 144% of target:

Non-GAAP Operating Income Payout % (50% Weighting)	Flash Exabytes Shipped Payout % (12.5% Weighting)	HDD Exabytes Shipped Payout % (12.5% Weighting)	Aggregate Corporate Payout % (75.0%)
165%	134%	70%	144%

FISCAL 2021 INDIVIDUAL PERFORMANCE COMPONENT ("IPC")

In early fiscal 2021, the Compensation and Talent Committee reviewed with our CEO the approach to managing and assessing the IPC for named executive officers. The committee agreed to split the measures into an equal weight for leadership and execution. Our named executive officers (other than our CEO) worked with our CEO to prepare draft individual goals in early fiscal 2021 and management submitted those goals for review by the committee; the committee provided feedback to our CEO on those goals and agreed to evaluate each named executive officer's IPC performance after the close of fiscal 2021.

Prior to the committee meeting that was designated to approve IPC payout percentages, our CEO submitted recommended IPC payout percentages for each named executive officer, excluding himself. Our CEO's recommendations included his assessment of each named executive officer's performance relative to the executive's fiscal 2021 IPC goals and included our CEO's narrative assessment of that executive's performance. Our CEO also submitted a self-evaluation of his performance relative to his fiscal 2021 key objectives for the committee's review.

In an August 2021 meeting, the committee reviewed and discussed with our CEO the proposed IPC payout percentage for each named executive officer, excluding our CEO, under the fiscal 2021 STI plan. The committee discussed our CEO's fiscal 2021 performance in executive session without participation of any members of our management team. Following the executive session, the committee approved IPC payout percentages for each of our named executive officers as outlined below.

Mr. Goeckeler:

Prior to the committee meeting to approve IPC payout percentages, our Compensation and Talent Committee Chair met with each non-employee member of our Board of Directors to solicit input on Mr. Goeckeler's fiscal 2021 performance relative to his key objectives for the year. This input was then discussed by our Board and, based on feedback received during those discussions, the committee set Mr. Goeckeler's IPC rating in the "exceeds" category, consistent with our Board's view of his contributions to Western Digital's strong performance during the fiscal year. In making this determination, the committee focused on the following factors:

- Our 25% increase in non-GAAP operating income and 50% increase in non-GAAP EPS relative to fiscal 2020
- Mr. Goeckeler's strong leadership in navigating a global pandemic that impacted our supply chain and our customers
- Mr. Goeckeler's strong leadership in navigating a geopolitical environment in which we were unable to sell products to certain customers in China
- Mr. Goeckeler reorganized Western Digital to drive agility and business results for our flash and HDD portfolios and the committee determined the reorganization helped us deliver strong fiscal 2021 financial and operational results and positioned our company for future success
- Mr. Goeckeler attracted and retained top talent to execute on our business strategy within the new business unit structure
- Mr. Goeckeler managed well the relationship with key customers and partners, including our important joint venture partner (Kioxia Holdings Corporation)

In evaluating our other named executive officers, the committee considered the following factors:

Mr. Eulau:

- Built capability to support our new business unit structure and related reporting
- Drove progress on our entity rationalization efforts, including the deployment of critical business information systems

Dr. Sivaram:

- Enabled, supported and mentored new leaders coming into our company to accelerate their effectiveness in the organization, including the leaders of our new business units

- Continued the development of a market-leading flash storage roadmap

- Played an active and critical role in our relationship with Kioxia with respect to the joint venture partnership

- Took an increased role in investor communications to the benefit of our company

Mr. Soderbery:

- Exhibited strong leadership in our flash business unit that allowed us to transition smoothly to our new business model

- Quickly built a high-performing team to accelerate our flash business unit performance

- Built a NAND portfolio strategy and investment plan to optimize growth and profitability

Mr. Ray:

- Led Western Digital to recognition by the Ethisphere Institute for the third year in a row as one of the World's Most Ethical Companies

- Played an active and critical role in our relationship with Kioxia with respect to the joint venture partnership

- Established a new Government Relations capability to the benefit of our company

After assessing these factors, the committee approved the following IPC payout percentages:

Named Executive Officer	IPC Target Weighting	IPC Payout %[1]
David V. Goeckeler	25%	180%
Robert K. Eulau	25%	113%
Srinivasan Sivaram	25%	180%
Robert W. Soderbery	25%	175%
Michael C. Ray	25%	163%

[1] Each named executive officer's IPC payout could range from 0% to 200% of target.

FISCAL 2021 STI PAYOUTS

Named Executive Officer	Corporate Payout % (75% Weighting)	IPC Payout % (25% Weighting)	Aggregate Payout %	STI Payout ($)
David V. Goeckeler	144%	180%	153%	$3,346,875
Robert K. Eulau	144%	113%	136%	$1,070,623
Srinivasan Sivaram	144%	180%	153%	$1,366,408
Robert W. Soderbery[1]	144%	175%	152%	$ 994,546
Michael C. Ray	144%	163%	149%	$ 789,570

[1] Mr. Soderbery participated in the fiscal 2021 STI plan on a prorated basis.

Long-Term Incentives: Fiscal 2021 Equity Awards

Fiscal 2021 LTI Awards

Our named executive officers received the following LTI awards in September 2020. Each named executive officer's fiscal 2021 LTI award consists of a mix of PSUs and RSUs. Except for Mr. Soderbery's sign-on RSU award, the RSUs are scheduled to vest in four equal annual installments. Mr. Soderbery's sign-on RSU award is scheduled to vest in two equal annual installments. The vesting provisions of the PSUs are described below.

Named Executive Officer	Total Awarded Grant Value ($)[1]	LTI Vehicle Mix	
		PSUs	RSUs
David V. Goeckeler	12,000,000	60%	40%
Robert K. Eulau	3,575,000	50%	50%
Srinivasan Sivaram	3,750,000	50%	50%
Robert W. Soderbery[2]	9,050,000	20%	80%
Michael C. Ray	2,187,500	50%	50%

[1] The differences between the target grant values approved by the Compensation and Talent Committee (as reflected in the table above) and the grant date fair values of the awards as determined for financial reporting purposes (as reflected in the Summary Compensation Table and the Grants of Plan-Based Awards Table below) are attributable to the use of a Monte Carlo simulation to determine the grant date fair value of the relative TSR PSUs for financial reporting purposes.

[2] Mr. Soderbery's fiscal 2021 LTI award included an annual LTI award of $3,550,000 (50% PSUs, 50% RSUs) and a sign-on RSU award of $5,500,000. In approving Mr. Soderbery's sign-on RSU, the Compensation and Talent Committee intended to accelerate Mr. Soderbery's transition into our equity program and provide sufficient equity holding power through his first two years before his PSU awards begin to vest. Given the strong market for talent in the technology industry, the committee believes it is important that our key executives have sufficient retention hold over the next few years. Mr. Soderbery also forfeited substantial equity held at his prior employer to join Western Digital and his sign-on awards helped offset the potential upside gains that he left behind to join our company.

Fiscal 2021 Retention RSU Awards

In April 2021, the Compensation and Talent Committee approved retention RSUs for Dr. Sivaram and Mr. Ray in the amounts of $4,000,000 and $1,500,000, respectively. The RSUs vest in substantially equal annual installments over two years and the award amounts align with market data for retention awards granted to comparable executives. No other executive officers received retention awards during fiscal 2021. In approving the retention awards for Dr. Sivaram and Mr. Ray, the committee considered the following factors:

- Dr. Sivaram
  - Dr. Sivaram serves in a critical role for our flash technology strategy, focusing on technology developments that will enhance our product portfolio and maintain our position as a market leader in this space.
  - Dr. Sivaram also plays a key role with Kioxia with his deep operational knowledge and expertise and key relationships with Kioxia.
  - The committee periodically reviews the value of equity awards held by our executives that are scheduled to vest over the next few fiscal years and Dr. Sivaram's equity holding during the next two fiscal years was low relative to other executive officers within Western Digital. Lower equity vesting values makes it easier for a competitor to "buy out" our executives' current equity holdings with a sign-on award.
  - We face increased competition for engineering talent following the pandemic, with many of our competitors for talent able to offer substantial equity grants given their high valuations.
  - Given the foregoing factors, the committee approved a retention award for Dr. Sivaram that increases the holding power of his equity awards during the next two fiscal years.

- Mr. Ray
  - Mr. Ray has critical operational knowledge regarding Western Digital legal constructs and business relationships, including the relationship with Kioxia.
  - Most of our executive team joined Western Digital since the beginning of fiscal 2018 and Mr. Ray's long tenure with our company (exceeding 20 years) and key operational knowledge and business relationships are invaluable to the executive team.

- As with Dr. Sivaram, Mr. Ray's equity holding power over the next few fiscal years was lower than other executive officers.
- As with engineering talent, we face increased competition for key talent in other areas of our business, including key executive talent.
- Given the foregoing factors, the committee approved a retention award for Mr. Ray that increases the holding power of his equity awards during the next two fiscal years.
- The retention award approved in April 2021 differs from the compensation enhancements the committee approved for Mr. Ray in August 2019 to induce him to remain with our company after he received an employment offer from another large technology company.

Named Executive Officer	Total Awarded Grant Value ($)
Srinivasan Sivaram	4,000,000
Michael C. Ray	1,500,000

Long-Term Incentives: PSU Design and Performance

Fiscal 2021–2023 PSU Awards

The fiscal 2021–2023 PSU awards include the following performance metrics, each of which is measured over a three-year period covering fiscal 2021 through fiscal 2023.


Target Award
(# Performance Units Granted)
×
Relative MPA Modifier
3-Year Revenue (25%)
3-Year Non-GAAP EPS (25%)
+
3-Year Relative TSR (50%)
=
Final Payout (Capped at 200%; Relative TSR Units Capped at 100% if Absolute TSR is Negative)

The Compensation and Talent Committee selected these performance metrics because revenue focuses our executives on sustainable long-term corporate growth, non-GAAP EPS measures the effectiveness of our capital allocation strategy, and the relative TSR metric aligns our executives with our stockholders by rewarding our named executive officers based on our stock performance relative to the broader equities market.

Financial Metrics. The PSU financial metrics are cumulative annual targets established at grant and measured over the three-year performance period. The cumulative PSU financial goals are subject to a pre-established, objective adjustment at the end of the performance period in a relative proportion (up or down) by which the total market for our products (measured by revenue) during the period exceeds or falls short of the total market forecast approved by the committee at the time the goals are established, as reported by industry analysts. We refer to the relative market performance adjustment in this Proxy Statement as "relative MPA."

- Relative MPA is a pre-established modifier approved at the time the performance goals are set by the committee and not subject to discretion as to whether the adjustment should be applied.

- *Rationale:* We believe the relative MPA is an important element of our PSU program to help ensure we are paying for performance relative to the market demand and opportunity available to us and not due to unforeseen swings in the market. For example, if there is a significant demand in the market that was not forecasted at the beginning of the performance period when the committee approved the performance goals, the adjustment factor would automatically increase the goals – and make them harder to achieve – to ensure that our executives are not benefitting from the unforeseen upswing in demand.

Relative TSR Metric. The relative TSR metric measures our stock performance, assuming reinvestment of dividends to the extent there are any distributed during the period, relative to S&P 500 constituent companies as of the beginning of the performance period. The percentage of relative TSR PSUs that can be earned at the end of the three-year performance period is set forth below.

- *Rationale:* The committee believes that S&P 500 constituent companies is the right peer group for the fiscal 2021–2023 PSUs because it compares our performance relative to the broader equity market, which motivates our executives with a relative TSR peer group that is visible and provides them with a clear line of sight. Our prior custom TSR peer group had a much smaller number of companies than the S&P 500 constituents and consolidation within that custom TSR peer group impacted our performance and payout curves disproportionately relative to a broader TSR peer group such as the S&P 500 constituents. Among the companies in our peer group that use relative TSR in their LTI programs, S&P 500 constituents is the most common TSR peer group.

Western Digital's Relative TSR Results for the Measurement Period	Portion of the PSUs Subject to the Award that Become Eligible to Vest
75th percentile or greater	200%
50th percentile	100%
25th percentile	25%
Less than the 25th percentile	0%

Straight-line interpolation is used if performance falls between two points. Additionally, if our absolute TSR is negative during the performance period, the relative TSR PSUs will be capped at a target payout (100%).

Performance of Prior-Year PSUs

Fiscal 2019–2021 PSUs and Fiscal 2020–2022 PSUs. The PSUs granted in each of fiscal 2019 and fiscal 2020 include the following design:



Target Award
(# Performance Units Granted)
×
Relative MPA Modifier
2-Year Revenue (with an additional year of service) (6.25%)
+
3-Year Revenue (18.75%)
2-Year Non-GAAP EPS (with an) additional year of service) (6.25%)
3-Year Non-GAAP EPS (18.75%)
+
3-Year Relative TSR (50%)
=
Final Payout (Capped at 200%; Relative TSR Units Capped at 100% if Absolute TSR is Negative)

- **Financial Performance Metrics (50% Weighting)**
  - Each of the fiscal 2019–2021 and fiscal 2020–2022 PSUs include a mix of two-year and three-year performance periods for the financial metrics (revenue and non-GAAP EPS), with a three-year service period to vest in the award.
  - The financial metrics are subject to the relative MPA modifier, similar to the fiscal 2021–2023 PSUs.
  - The actual market for our products was lower than anticipated when the fiscal 2019–2021 and fiscal 2020–2022 PSU goals were established, thus applying the relative MPA modifier there is a decrease in the target level of performance for both revenue and non-GAAP EPS metrics relative to the targets established at grant for the PSU performance periods that ended in fiscal 2021.
  - As a basis of comparison, due to a higher than projected total market for our products as of the grant date, the relative MPA modifier incorporated into PSUs that vested in fiscal 2018 and fiscal 2019 increased the financial targets relative to those established at grant.
- **Relative TSR Metric (50% Weighting)**
  - The PSUs include a three-year TSR metric that measures our stock performance, assuming reinvestment of dividends, relative to a bespoke peer group consisting of the constituents of the PHLX Semiconductor Sector Index and the S&P 500 Technology Hardware & Equipment Index. In each case, the constituents were as of the beginning of the performance period.

- **Performance Periods and Payouts**

	Fiscal 2019	Fiscal 2020	Fiscal 2021	Fiscal 2022
Fiscal 2019–2021 PSUs	**2-Year Performance Period (12.5%)** Performance period ended in fiscal 2020 and the Compensation and Talent Committee certified payout at **92%** of target, as described in our 2020 proxy statement.			
	3-Year Performance Period (87.5%) Performance Period Ended in Fiscal 2021 The Compensation and Talent Committee certified payout in August 2021 for financial metrics at **79%** of target and the relative TSR metric at **0%**, as described below.			
Fiscal 2020–2022 PSUs		**2-Year Performance Period (12.5%) Performance Period Ended in Fiscal 2021** The Compensation and Talent Committee certified payout in August 2021 at **40%** of target, as described below.		
		3-Year Performance Period (87.5%) Performance period ends in fiscal 2022.		

FISCAL 2019-2021 PERFORMANCE PERIOD ACHIEVEMENT

- **Three-Year Financial Metrics**

Financial Metrics (37.5% Weighting)	Threshold (50%) ($)	Original Target (100%) ($)	Maximum (200%) ($)	Target After Applying Relative MPA Modifier (100%) ($)	Actual Performance ($)	Achievement Rate	Payout %
3-Year Revenue (18.75%) (in millions)	55,284	65,040	74,796	53,298	50,227	94%	86%
3-Year Non-GAAP EPS (18.75%)[1]	25.27	33.69	43.80	14.77	12.43	84%	72%
Weighted Payout:							79%

[1] See Appendix A to this Proxy Statement for a reconciliation of GAAP EPS to non-GAAP EPS.

- **Three-Year Relative TSR Metric**

Relative TSR (50% Weighting)	Custom Peer Group Relative TSR[1]	Relative TSR Units Payout %	WDC 3-Year Relative TSR	WDC Percentile Relative to Custom Peer Group	Payout %
75th percentile	162.39%	200%			
50th percentile	82.02%	100%	-5.28%	2nd percentile	0%
25th percentile	35.52%	25%			

[1] The custom peer group included constituents of the PHLX Semiconductor Sector Index and the S&P 500 Technology Hardware & Equipment Index, each as constituted at the beginning of fiscal 2019. The peer group included 45 companies as of the grant date.

FISCAL 2019-2021 PSUs: PAYOUTS

Fiscal 2019–2021 PSUs	2-Year Financial Metrics[1]	3-Year Financial Metrics[2]	3-Year Relative TSR[2]	Aggregate Award Payout
Weighting	12.5%	37.5%	50%	100%
Payout %	92%	79%	0%	41%

[1] The Compensation and Talent Committee certified performance for the two-year financial metrics in September 2020, following the end of fiscal 2020. Our named executive officers who received those awards generally remained subject to a one-year service period during fiscal 2021 to vest in that portion of the award.

[2] The Compensation and Talent Committee certified performance for the three-year financial and TSR metrics in August 2021, following the end of fiscal 2021.

NAMED EXECUTIVE OFFICER PAYOUTS ON FISCAL 2019-2021 PSUs

Named Executive Officer[1]	Threshold Payout (37.5%) (# of Shares)	Target Payout (100%) (# of Shares)	Maximum Payout (200%) (# of Shares)	Actual Payout (# of Shares)[2]
Srinivasan Sivaram	9,259	24,690	49,380	10,153
Michael C. Ray	5,964	15,901	31,802	6,539

[1] Dr. Sivaram and Mr. Ray were the only named executive officers who received fiscal 2019–2021 PSUs.

[2] Pursuant to the terms of the award, the named executive officers also received dividend equivalents accrued with respect to the number of shares paid.

FISCAL 2020-2021 PERFORMANCE PERIOD ACHIEVEMENT

2-Year Financial Metrics	Threshold (50%) ($)	Original Target (100%) ($)	Maximum (200%) ($)	Target After Applying Relative MPA Modifier (100%) ($)	Actual Performance ($)	Achievement Rate	Final Payout Rate[1]
2-Year Revenue (6.25%) (in millions)	32,042	37,696	43,351	36,216	33,658	93%	80%
2-Year Non-GAAP EPS (6.25%)[2]	10.01	13.35	17.35	12.18	7.59	62%	0%
Weighted Overall Payout:							40%

[1] Payout under this award will be made following fiscal 2022. Our named executive officers generally remain subject to a one-year service period requirement during fiscal 2022 to vest in that portion of the award.

[2] See Appendix A to this Proxy Statement for a reconciliation of GAAP EPS to non-GAAP EPS.

Fiscal 2022 Decisions

Fiscal 2022 LTI Awards

The Compensation and Talent Committee granted the following LTI awards to our named executive officers in fiscal 2022 as part of our regular annual LTI program:

Named Executive Officer	Total Awarded Grant Value ($)	LTI Vehicle Mix PSUs	LTI Vehicle Mix RSUs
David V. Goeckeler	15,000,000	60%	40%
Robert K. Eulau	3,575,000	50%	50%
Srinivasan Sivaram	3,750,000	50%	50%
Robert W. Soderbery	3,550,000	50%	50%
Michael C. Ray	2,187,500	50%	50%

Fiscal 2022 Compensation Enhancement

In August 2021, the Compensation and Talent Committee approved an increase in Mr. Ray's target STI award from 85% of base salary to 100% of base salary. In approving this change, the committee considered market data for Mr. Ray's role and his target cash positioning relative to other executives within Western Digital.

Other Program Features and Policies

Perquisites	We provide our executive officers with few perquisites, consisting principally of a $5,000 annual allowance for financial planning services (net of taxes), which is available to other officers, and a monthly transitional housing and travel allowance. The monthly transitional housing and travel allowance is provided to a small number of officers and is limited in duration as a transition into employment with our company. None of our named executive officers received this allowance in fiscal 2021. We did not provide any tax gross-up payments to our named executive officers, except as to the modest financial planning services allowance in accordance with the terms of the program and applicable tax law.
401(k) Plan Benefits	We provide retirement benefits to our executive officers and other eligible employees under the terms of our 401(k) Plan. Eligible employees may contribute up to 75% of their annual cash compensation up to a maximum amount allowed by the Internal Revenue Code, and are also eligible for matching contributions, which vest over a two-year service period. Our executive officers participate in our 401(k) Plan on substantially the same terms as our other participating employees. We do not maintain any defined benefit supplemental retirement plans for our executive officers.
Deferred Compensation Opportunities	Our executives and certain other key employees who are subject to U.S. federal income taxes are eligible to participate in our Deferred Compensation Plan. Participants can elect to defer certain compensation without regard to the tax code limitations applicable to tax-qualified plans. We did not make any company matching or discretionary contributions to our Deferred Compensation Plan on behalf of participants in fiscal 2021.
Severance Protections	Outside a change in control context, we view severance protections as only appropriate in the event an executive is involuntarily terminated without "cause." These severance benefits are appropriate considering severance protections available to executives at our peer group companies and are an important component of each executive's overall compensation. Please see the section entitled "Executive Compensation Tables and Narratives—Potential Payments upon Termination or Change in Control" for a description and quantification of the potential payments that may be made to our named executive officers in connection with their termination of employment or a change in control.
Change in Control Protections	A change in control transaction creates uncertainty regarding the continued employment of executive officers. To encourage executives to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide our executives with additional severance protections under our Change in Control Severance Plan. We also provide these severance protections to help ensure that executives can objectively evaluate change in control transactions that may be in the best interests of stockholders despite the potential negative consequences such transactions may have on them personally. Please see the section entitled "Executive Compensation Tables and Narratives—Potential Payments upon Termination or Change in Control" for a description and quantification of the potential payments that may be made to our named executive officers in connection with their termination of employment or a change in control.
Employment Agreements	None of our executive officers is currently party to an employment agreement with us.

Compensation Recovery (Clawback) Policy	Our Board of Directors previously adopted by resolution a compensation recovery (clawback) policy where in the event of a restatement of our audited financial statements involving misconduct by an executive officer, a Board committee will consider whether such officer engaged in intentional financial accounting misconduct such that the officer should disgorge any equity award proceeds (including PSUs, RSUs and stock options) or cash bonuses attributable to such misconduct.
Misconduct Policies	We maintain several policies relating to employee misconduct. In the event an executive's employment is terminated for cause due to the executive's misconduct or violation of company policy, among other reasons, the executive will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive would not be eligible for severance benefits.
Policies Prohibiting Hedging, Pledging and Short Sale or Derivative Transaction	Our insider trading policy prohibits our executive officers (as well as our other employees and members of our Board of Directors) from engaging in hedging transactions or speculative transactions involving our company's securities and from pledging company securities. Prohibited transactions include hedging or monetization transactions, such as prepaid variable forwards, equity swaps, collars and exchange funds that are designed to hedge or offset any decrease in the market value of our company's securities, shorts sales, transactions in derivative securities, such as publicly traded options, related to our company's securities and margining our company's securities in a margin account or otherwise pledging company securities as collateral for a loan.
Executive Stock Ownership Guidelines	We established executive stock ownership guidelines covering our senior officers, including our named executive officers, to help link the interests of our stockholders with those of our executive officers. The guidelines provide that each officer must achieve ownership of a number of "qualifying shares" with a market value equal to the specified multiple of the officer's base salary in effect upon the date he or she first becomes subject to the guidelines shown below.

Position	Multiple
Chief Executive Officer	6 x Salary
President, Chief Financial Officer and Division Presidents	3 x Salary
Executive Vice Presidents	2 x Salary
Senior Vice Presidents	1 x Salary

Each officer must achieve ownership of the required market value of shares within three years of becoming subject to the guidelines. Common stock, RSUs, PSUs, deferred stock units and common stock beneficially owned by the officer all count towards the requirement, but shares the officer has a right to acquire through exercising stock options (whether or not vested) are not counted. All of our current officers who are subject to these guidelines have met their required ownership level as of the date of this Proxy Statement.

Executive Compensation Tables and Narratives

Fiscal 2019—2021 Summary Compensation Table

The following table presents information regarding compensation earned for fiscal 2019, 2020 and 2021 by our named executive officers.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
DAVID V. GOECKELER	2021	1,250,000	—	12,487,789	3,346,875	8,700	17,093,364
Chief Executive Officer	2020	408,654	3,500,000	31,140,040	673,077	1,605	35,723,376
ROBERT K. EULAU	2021	715,000	—	3,696,053	1,070,623	8,686	5,490,362
Executive Vice President	2020	721,135	250,000	4,667,943	778,123	25,564	6,442,765
and Chief Financial Officer	2019	134,615	250,000	1,999,970	—	3,231	2,387,816
SRINIVASAN SIVARAM	2021	744,231	—	7,876,938	1,366,408	26,741	10,014,318
President, Technology	2020	719,712	—	4,667,943	776,875	22,432	6,186,962
and Strategy	2019	625,000	—	3,038,291	—	10,158	3,673,449
ROBERT W. SODERBERY	2021	546,154	1,000,000[4]	9,215,426	994,546	8,700	11,764,826
Executive Vice President and General Manager, Flash Business							
MICHAEL C. RAY	2021	625,000	500,000[5]	3,761,581	789,570	7,603	5,683,754
Executive Vice President,	2020	631,250	500,000[5]	3,646,792	526,346	7,491	5,311,879
Chief Legal Officer and Secretary							

[1] The amounts shown reflect the aggregate grant date fair value of stock awards granted in the applicable fiscal year computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 13 in the Notes to Consolidated Financial Statements included in our 2021 Annual Report on Form 10-K, but exclude the impact of estimated forfeitures related to service-based vesting conditions.

The following amounts represent the grant date fair value of PSU awards granted to our named executive officers during fiscal 2019, 2020 and 2021 assuming the probable outcome of the awards on the grant date (which we considered the target level of performance for PSUs other than relative TSR PSUs, and determined using a Monte Carlo simulation in the case of relative TSR PSUs) and assuming maximum performance under the awards for fiscal 2021. The dollar value of the awards included in the Summary Compensation Table for the year of grant is based on the probable outcome of the awards on the grant date and do not reflect actual payouts.

Named Executive Officer	Grant Date Fair Value of PSU Awards Based on Probable Outcome on the Grant Date for:			Grant Date Fair Value of PSU Awards at Maximum Performance for:
	Fiscal 2019 ($)	Fiscal 2020 ($)	Fiscal 2021 ($)	Fiscal 2021 ($)
David V. Goeckeler	—	21,140,062	7,687,796	11,287,782
Robert K. Eulau	—	2,667,988	1,908,561	2,802,288
Srinivasan Sivaram	1,475,845	2,667,988	2,001,976	2,939,446
Robert W. Soderbery	—	—	1,940,476	2,827,965
Michael C. Ray	—	2,084,336	1,167,846	1,714,716

[2] Reflects each named executive officer's STI payment for the corresponding fiscal year. Note that STI for fiscal 2021 included 53 weeks of eligible earnings.

(3) The table below summarizes all other compensation to each of our named executive officers for fiscal 2021:

Name	Perquisites ($)	401(k) Plan Company Matching Contributions ($)
David V. Goeckeler	—	8,700
Robert K. Eulau	—	8,686
Srinivasan Sivaram	18,191(a)	8,550
Robert W. Soderbery	—	8,700
Michael C. Ray	—	7,603

(a) The amount shown reflects a taxable life insurance benefit of $7,524, reimbursed financial planning services of $9,917 and a patent bonus of $750.

(4) In connection with his appointment as Executive Vice President and General Manager, Flash Business, in July 2020, Mr. Soderbery received a sign-on cash award of $1,000,000.

(5) To induce Mr. Ray to remain with our company after receiving an employment offer from another large technology company, Mr. Ray received a cash retention award in the amount of $2,000,000, payable with respect to $500,000 in each of fiscal 2020–2023.

Fiscal 2021 Grants of Plan-Based Awards Table

The following table presents information regarding all grants of plan-based awards made to our named executive officers during fiscal 2021.

Name	Award Type	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Date Fair Grant Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
David V. Goeckeler	STI		1,093,750	2,187,500	4,375,000	—	—	—	—	—
	PSUs — Financial(2)	9/3/20	—	—	—	47,732	95,465	190,930	—	3,599,985
	PSUs — TSR(3)	9/3/20	—	—	—	23,866	95,465	190,930	—	4,087,811
	RSUs(4)	9/3/20	—	—	—	—	—	—	127,287	4,799,993
Robert K. Eulau	STI		393,250	786,500	1,573,000	—	—	—	—	—
	PSUs — Financial(2)	9/3/20	—	—	—	11,850	23,700	47,400	—	893,727
	PSUs — TSR(3)	9/3/20	—	—	—	5,925	23,700	47,400	—	1,014,834
	RSUs(4)	9/3/20	—	—	—	—	—	—	47,401	1,787,492
Srinivasan Sivaram	STI		446,538	893,077	1,786,154	—	—	—	—	—
	PSUs — Financial(2)	9/3/20	—	—	—	12,430	24,860	49,720	—	937,471
	PSUs — TSR(3)	9/3/20	—	—	—	6,215	24,860	49,720	—	1,064,505
	RSUs(4)	9/3/20	—	—	—	—	—	—	49,721	1,874,979
	RSUs(5)	4/22/21	—	—	—	—	—	—	60,368	3,999,984
Robert W. Soderbery	STI		327,692	655,385	1,310,769	—	—	—	—	—
	PSUs — Financial(2)	9/21/20	—	—	—	12,295	24,591	49,182	—	887,489
	PSUs — TSR(3)	9/21/20	—	—	—	6,147	24,591	49,182	—	1,052,987
	RSUs(4)	9/21/20	—	—	—	—	—	—	49,182	1,774,978
	RSUs(5)	9/21/20	—	—	—	—	—	—	152,396	5,499,972
Michael C. Ray	STI		265,625	531,250	1,062,500	—	—	—	—	—
	PSUs — Financial(2)	9/3/20	—	—	—	7,251	14,502	29,004	—	546,870
	PSUs — TSR(3)	9/3/20	—	—	—	3,625	14,502	29,004	—	620,976
	RSUs(4)	9/3/20	—	—	—	—	—	—	29,004	1,093,741
	RSUs(5)	4/22/21	—	—	—	—	—	—	22,638	1,499,994

(1) The amounts shown reflect the grant date fair value of the award computed in accordance with ASC 718. These amounts were calculated based on the assumptions described in Note 13 in the Notes to Consolidated Financial Statements included in our 2021 Annual Report on Form 10-K. The grant date fair value for such PSU awards subject to financial goals, at the target level, is based on the closing price of our common stock on September 3, 2020 ($37.71) for all named executive officer awards with the exception of Mr. Soderbery's, and September 21, 2020 ($36.09) for Mr. Soderbery's award. The grant date fair value for such PSU awards subject to relative TSR performance, at the probable outcome, is based on the value of our common stock on September 3, 2020 using a Monte Carlo simulation, which resulted in a simulated award value of $42.82 per share based on certain assumptions.

(2) Represents an annual LTI PSU award granted to the named executive officer for the three-year performance period covering fiscal 2021 through 2023, subject to cliff vesting at September 3, 2023, based on our achievement of specified revenue and non-GAAP EPS performance goals that correspond to specific payout percentages ranging between 0% and 200% of the target number of stock units subject to the award.

(3) Represents an annual LTI PSU award granted to the named executive officer for the three-year performance period covering fiscal 2021 through 2023, subject to cliff vesting at September 3, 2023, based on our relative TSR performance that corresponds to specific payout percentages ranging between 0% and 200% of the target number of stock units subject to the award and capped at 100% if our absolute TSR is negative over the three-year performance period.

(4) Represents an annual LTI RSU award granted to the named executive officer, which is scheduled to vest ratably over four years.

(5) Represents retention RSUs (in the case of Dr. Sivaram and Mr. Ray) and sign-on RSUs (in the case of Mr. Soderbery) that are scheduled to vest ratably over two years.

Description of Compensation Arrangements for Named Executive Officers

Non-Equity Incentive Plan Compensation and Awards

Our named executive officers are eligible to receive cash incentive awards on an annual basis under the STI plan. See the section entitled "Executive Compensation—Compensation Discussion and Analysis" for a more detailed description of the STI plan.

Equity-Based Awards

Each RSU and PSU award reported in the "Fiscal 2021 Grants of Plan-Based Awards Table" was granted by the Compensation and Talent Committee under, and is subject to, the terms of our 2017 Performance Incentive Plan.

Our named executive officers are not entitled to voting rights with respect to their stock units (PSUs and RSUs). However, if we pay an ordinary cash dividend on our outstanding shares of common stock, the named executive officer will have the right to receive a dividend equivalent with respect to any unpaid stock unit (whether vested or not) held as of the record date for the dividend payment.

Additional information regarding the vesting acceleration provisions applicable to equity awards granted to our named executive officers is included in the section entitled "Potential Payments upon Termination or Change in Control" below.

Outstanding Equity Awards at Fiscal 2021 Year-End Table

The following table presents information regarding the current holdings of stock options and stock awards (and corresponding dividend equivalents) held by each of our named executive officers as of July 2, 2021. The amount shown for the market value of the stock awards is based on the closing price of our common stock on July 2, 2021 ($70.21).

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
David V. Goeckeler	3/9/2020	—	—	—	—	106,731[1]	7,493,584	437,599[2]	30,723,826
	9/3/2020	—	—	—	—	127,287[3]	8,936,820	190,930[4]	13,405,195
								190,930[5]	13,405,195
Robert K. Eulau	4/22/2019	—	—	—	—	19,133[3]	1,343,328	—	—
	9/4/2019	—	—	—	—	25,984[3]	1,824,337	17,323[6]	1,216,248
						1,732[7]	121,604	6,496[8]	456,084
	9/3/2020	—	—	—	—	47,401[3]	3,328,024	47,400[4]	3,327,954
								47,400[5]	3,327,954
Srinivasan Sivaram	5/12/2016	11,380	—	40.63	2/16/2022	—	—	—	—
	8/3/2016	32,606	—	44.78	8/3/2023	—	—	—	—
	8/2/2017	—	—	—	—	3,219[3]	226,006	—	—
	8/30/2018	—	—	—	—	13,218[3]	928,036	—	—
						10,871[9]	763,253	—	—
	9/4/2019	—	—	—	—	25,984[3]	1,824,337	17,323[6]	1,216,248
						1,732[7]	121,604	6,496[8]	456,084
	9/3/2020	—	—	—	—	49,721[3]	3,490,911	49,720[4]	3,490,841
								49,720[5]	3,490,841
	4/22/2021	—	—	—	—	60,368[1]	4,238,437	—	—
Robert W. Soderbery	9/21/2020	—	—	—	—	152,396[1]	10,699,723	49,182[4]	3,453,068
						49,182[3]	3,453,068	49,182[5]	3,453,068
Michael C. Ray	9/11/2014	22,524	—	100.06	9/11/2021	—	—	—	—
	8/4/2015	6,460	—	84.39	8/4/2022	—	—	—	—
	11/3/2015	7,248	—	68.53	11/3/2022	—	—	—	—
	8/2/2017	—	—	—	—	3,219[3]	226,006	—	—
	8/30/2018	—	—	—	—	8,512[3]	597,628	—	—
						7,001[9]	491,540	—	—
	9/4/2019	—	—	—	—	20,301[3]	1,425,333	13,533[6]	950,152
						1,353[7]	94,994	5,075[8]	356,316
	9/3/2020	—	—	—	—	29,004[3]	2,036,371	29,004[4]	2,036,371
								29,004[5]	2,036,371
	4/22/2021	—	—	—	—	22,638[1]	1,589,414	—	—

[1] This RSU award is scheduled to vest in substantially equal annual installments over two years.

[2] This PSU award is scheduled to vest on March 8, 2023 based on achievement of specified relative TSR for the three-year performance period from March 9, 2020 to March 8, 2023. The award will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 150% of the target number of stock units subject to the award. The numbers above reflect payment at target level, which is 100% of the target number of stock units.

[3] These RSU awards are scheduled to vest in substantially equal annual installments over four years.

(4)   These PSU awards are scheduled to vest on September 3, 2023 based on achievement of specified relative TSR for the three-year performance period covering fiscal 2021 through 2023. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at maximum level, which is 200% of the target number of stock units.

(5)   These PSU awards are scheduled to vest on September 3, 2023 based on achievement of specified revenue and non-GAAP EPS goals for the three-year performance period covering fiscal 2021 through 2023. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at maximum level, which is 200% of the target number of stock units.

(6)   These PSU awards are scheduled to vest on September 4, 2022 based on achievement of specified relative TSR for the three-year performance period covering fiscal 2020 through 2022. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at target level, which is 100% of the target number of stock units.

(7)   Reflects the portion of a PSU award that has been credited based on achievement of the performance goals but remains subject to a service requirement through September 4, 2022.

(8)   These PSU awards are scheduled to vest on September 4, 2022 based on achievement of specified revenue and non-GAAP EPS goals for the three-year performance period covering fiscal 2020 through 2022. The awards will be payable in shares of our common stock on the vesting date based on our achievement of the specified goals that correspond to specific payment percentages ranging between 0% and 200% of the target number of stock units subject to the awards. The numbers above reflect payment at threshold level, which is 50% of the target number of stock units.

(9)   Reflects the portion of PSU awards that had been credited based on achievement of the performance goals but remained subject to a service requirement through August 30, 2021.

Fiscal 2021 Option Exercises and Stock Vested Table

The following table presents information regarding the amount realized upon the exercise of stock options and the vesting of stock unit awards for our named executive officers during fiscal 2021.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
David V. Goeckeler	—	—	106,731	7,399,680
Robert K. Eulau	—	—	18,229	964,431
Srinivasan Sivaram	—	—	56,114	2,182,723
Robert W. Soderbery	—	—	—	—
Michael C. Ray	8,773	131,595	22,839	935,443

(1)   The value realized upon exercise is based on the spread between the market price of our common stock at the time of exercise and the exercise price.

(2)   The value realized on the vesting of stock awards (and corresponding dividend equivalents) is based on the closing price of our common stock on the applicable vesting date (or, for PSUs, the applicable payment date) of the awards.

Fiscal 2021 Non-Qualified Deferred Compensation Table

We permit our named executive officers and other key employees to elect to receive a portion of their compensation reported in the "Fiscal 2019–2021 Summary Compensation Table" on a deferred basis under our Deferred Compensation Plan. Under the plan, each participant may elect to defer up to 80% of his or her eligible compensation that may be earned during the following year. Amounts may be deferred until a specified date, retirement, disability or death. Emergency hardship withdrawals are also permitted under the plan.

The following table presents information regarding the contributions to, investment earnings, distributions and total value of our named executive officers' balances under our Deferred Compensation Plan during fiscal 2021, including as to RSUs that vested but as to which payment was deferred.

Name	Executive Contributions in Fiscal 2021 ($)	Registrant Contributions in Fiscal 2021 ($)	Aggregate Earnings in Fiscal 2021 ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at July 2, 2021 ($)[2]
David V. Goeckeler	—	—	—	—	—
Robert K. Eulau	—	—	—	—	—
Srinivasan Sivaram	403,057	—	416,213	332,463	1,950,216
Robert W. Soderbery	—	—	—	—	—
Michael C. Ray	—	—	—	—	—

[1] The amounts reported are not considered to be at above-market rates under applicable SEC rules and were therefore not included in the "Fiscal 2019–2021 Summary Compensation Table" above.

[2] The balances reported represent compensation already reported in the "Fiscal 2019–2021 Summary Compensation Table" above and its equivalent table in prior years' proxy statements, except for the earnings on contributions that are not considered to be at above-market rates and for amounts earned while the individual was not a named executive officer.

Potential Payments upon Termination or Change in Control

Change in Control—Termination without Cause or For Good Reason

Our named executive officers may be entitled to severance benefits under our Change in Control Severance Plan. Generally, the severance benefits are payable if we terminate the named executive officer's employment without "cause" or the named executive officer voluntarily terminates employment for "good reason" within twelve months after a change in control.

For these purposes:

- "Change in control" generally means an acquisition by any person or group of more than one-third of our stock, certain majority changes in our Board of Directors over a period of not more than two years, mergers and similar transactions that result in a 50% or greater change in our ownership, and certain liquidations and dissolutions of our company

- "Cause" generally means the commission of certain crimes by the executive, the executive's willful engagement in fraud or dishonest conduct, refusal or failure to perform certain duties, breach of fiduciary duty, or breach of certain other violations of company policy

- "Good reason" generally means a material diminution in the executive's authority, duties or responsibilities, a material diminution in the executive's base compensation, certain relocations of the executive's employment, or a material breach by us (or our successor) with respect to our obligations under our Change in Control Severance Plan

For each of our named executive officers, the severance benefits generally consist of the following as a "Tier 1" participant:

- A lump sum payment equal to two times the sum of the executive's annual base compensation plus the target STI as in effect immediately prior to the change in control or as in effect on the date of notice of termination of the executive's employment with us, whichever is higher, plus any earned but not yet paid STI payments in respect of completed performance periods

- 100% vesting of any unvested outstanding equity awards granted to the executive by us, with any performance-based equity awards as to which the applicable performance period has not ended becoming vested at the target level (or, if more favorable, as otherwise provided in the agreement providing for change in control)
- A lump sum payment equal to the applicable COBRA premium payments for a period of 24 months following the executive's termination

Involuntary Termination without Cause—No Change in Control

Our Executive Severance Plan, in conjunction with the terms and conditions of our equity awards, provides the following severance benefits to our named executive officers as Tier 1 participants in the event their employment is terminated without "cause" (generally as defined above).

- A lump sum cash payment of the executive's monthly base salary multiplied by 24
- Any earned but not yet paid STI payments in respect of completed performance periods and a pro rata STI payment based on the number of days in the applicable performance period during which the executive was employed at target performance
- For PSU awards, a prorated portion of the PSUs subject to the award will vest, if at all, based on actual achievement of the performance goals over the entire performance period
- For RSU awards granted beginning in fiscal 2020, acceleration of vesting of a prorated amount of RSUs
- For RSU awards granted in fiscal 2019, if the executive is retirement-eligible, the more favorable of: (i) acceleration of vesting of an amount of RSUs that would have vested if the executive had remained employed for an additional six months; and (ii) acceleration of vesting of a prorated amount of RSUs, and if the executive is not retirement eligible, then acceleration as described in clause (i)
- For RSU awards granted prior to fiscal 2019, acceleration of vesting of an amount of the outstanding award that would have vested if the executive had remained employed for an additional six months
- Outplacement services at our expense for 12 months following the executive's termination of employment
- A lump sum payment equal to the applicable COBRA premium payments for a period of 18 months following the executive's termination

Payment of severance benefits under our Change in Control Severance Plan and Executive Severance Plan is conditioned upon the executive's execution of a valid and effective release of claims. In addition, no executive is entitled to a duplication of benefits under our Executive Severance Plan and any other severance plan, including our Change in Control Severance Plan.

Qualified Retirement

For RSUs granted beginning with the fiscal 2019 annual grant to the fiscal 2022 annual grant, in the event an executive meets certain retirement criteria, a pro rata portion of the RSUs will accelerate. RSUs granted beginning with the fiscal 2022 annual grant no longer contained the acceleration benefit for an eligible retirement.

For PSUs granted beginning with the fiscal 2019 annual grant, a pro rata portion of the target number of PSUs will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period.

To be eligible for retirement, the executive must have five years of credited service with us and must also be at least age 55 at the time of retirement and his or her age plus total years of credited service must be at least 70.

Death

In the event of an executive's death, a pro rata portion of the RSUs will accelerate and a pro rata portion of the target number of PSUs will remain outstanding and eligible to vest based on actual achievement of the performance goals over the performance period.

Termination for Cause/Misconduct

In the event an executive's employment is terminated for cause due to the executive's misconduct or violation of company policy, among other reasons, the executive will forfeit all outstanding incentives, including unearned or unvested LTI and STI awards. In addition, the executive would not be eligible for severance benefits.

Calculation of Potential Payments upon Termination or Change in Control

The table below presents our estimate of the benefits payable to our named executive officers under the arrangements described above based on the following assumptions:

- Qualifying termination of employment and/or change in control occurred on July 2, 2021
- The price per share of our common stock is equal to the closing price of our common stock on July 2, 2021 ($70.21), the last trading day in fiscal 2021
- In the case of a change in control, our company does not survive the change in control, and all outstanding incentive awards are cashed out and terminated in the transaction
- Not included in the table below are payments each named executive officer earned or accrued prior to termination, such as the balances under our Deferred Compensation Plan and previously vested equity and non-equity incentive awards, which are more fully described and quantified in the tables and narratives above

Name	Compensation Element	Change in Control-No Termination (Awards Not Assumed) ($)[1]	Change in Control-With Termination Without Cause or For Good Reason ($)	Involuntary Termination Without Cause-No Change in Control ($)[2]	Qualified Retirement ($)[3]	Death ($)[2]
David V. Goeckeler	Cash Severance	—	6,875,000	4,687,500	—	—
	RSU Acceleration[4]	16,430,423	16,430,423	9,345,762	—	4,220,179
	PSU Acceleration[5]	44,129,004	44,129,004	35,192,206	—	17,964,427
	Continuation of Benefits[6]	—	34,444	25,833	—	—
	Value of Outplacement Services	—	—	5,960	—	—
	TOTAL	60,559,427	67,468,871	49,257,261	—	22,184,606
Robert K. Eulau	Cash Severance	—	3,003,000	2,216,500	—	—
	RSU Acceleration[4]	6,495,708	6,495,708	1,192,998	—	1,325,275
	PSU Acceleration[5]	5,760,448	5,760,448	2,836,866	—	2,836,866
	Continuation of Benefits[6]	—	34,256	25,692	—	—
	Value of Outplacement Services	—	—	4,125	—	—
	TOTAL	12,256,156	15,293,412	6,276,181	—	4,162,141
Srinivasan Sivaram	Cash Severance	—	3,150,000	2,325,000	—	—
	RSU Acceleration[4]	10,707,736	10,707,736	2,334,256	—	2,245,222
	PSU Acceleration[5]	7,760,851	7,760,851	4,728,677	—	4,728,677
	Continuation of Benefits[6]	—	50,251	37,688	—	—
	Value of Outplacement Services	—	—	4,125	—	—
	TOTAL	$18,468,587	21,668,838	9,429,746	—	6,973,899
Robert W. Soderbery	Cash Severance	—	3,124,000	2,075,385	—	—
	RSU Acceleration[4]	14,152,791	14,152,791	4,844,710	—	4,844,710
	PSU Acceleration[5]	3,453,068	3,453,068	1,151,023	—	1,151,023
	Continuation of Benefits[6]	—	50,251	37,688	—	—
	Value of Outplacement Services	—	—	4,125	—	—
	TOTAL	17,605,859	20,780,110	8,112,931	—	5,995,733
Michael C. Ray	Cash Severance	—	2,312,500	1,781,250	—	—
	RSU Acceleration[4]	5,874,710	5,874,710	1,496,582	—	1,432,411
	PSU Acceleration[5]	5,120,143	5,120,143	3,211,828	—	3,211,828
	Continuation of Benefits[6]	—	17,408	13,056	—	—
	Value of Outplacement Services	—	—	4,125	—	—
	TOTAL	10,994,853	13,324,761	6,506,841	—	4,644,239

[1] None of our equity awards will automatically vest because a change in control event occurs. The amounts shown represent the estimated value of the acceleration of outstanding equity incentive compensation under our incentive compensation plans in connection with a change in control (regardless of whether a termination of employment also occurs) assuming that the awards were to be terminated in connection with the change in control and the Compensation and Talent Committee had not provided for the assumption, substitution or other continuation of the awards.

(2)   For the PSU awards, where applicable, the amounts are prorated and assume achievement at 100% of the target level of performance for the performance period or, if applicable, the credited amount.

(3)   As of July 2, 2021, none of our named executive officers met the requirements for a "qualified retiree" with respect to stock options, RSUs or PSUs.

(4)   The amounts shown are based on the intrinsic value of the portion of the RSU award that would have accelerated as of July 2, 2021. These intrinsic values were based on the closing price of our common stock on July 2, 2021 ($70.21).

(5)   The amounts shown represent the target number of PSUs subject to the award that would have remained outstanding and eligible to vest in connection with the termination event and are based on the intrinsic value of those stock units as of July 2, 2021. These intrinsic values were calculated by multiplying (i) the closing price of our common stock on July 2, 2021 ($70.21), by (ii) the target number of PSUs or, if applicable, the credited amount, that would have remained outstanding and eligible to vest as of July 2, 2021.

(6)   For purposes of the calculation for these amounts, expected costs have not been adjusted for any actuarial assumptions related to mortality, likelihood that the named executive officer will find other employment or discount rates for determining present value.

CEO Pay Ratio

SEC rules require us to disclose the ratio of our CEO's annual total compensation to the annual total compensation of the "median compensated" employee of all our employees (the "Median Compensated Employee") other than our CEO.

In identifying our Median Compensated Employee for our fiscal 2021 CEO pay ratio, we used "Target Total Cash," which includes base salary or base wages, target cash incentives and other cash-based incentive allowances, such as housing, automobile, meal and other types of allowances, as reported in our payroll data. For hourly employees, we calculated base wages based on a reasonable estimate of hours worked during fiscal 2021 and the relevant employee's hourly wage rate as in effect on April 15, 2021. For salaried employees, we calculated base salary using the relevant employee's annual salary level as in effect on April 15, 2021. We annualized Target Total Cash for all permanent employees who did not work the full 2021 fiscal year.

To identify our Median Compensated Employee for fiscal 2021, we used our global employee population effective on April 15, 2021. As of this date, our employee population was 65,200 employees, with approximately 86% of those employees located in Asia (including approximately 42% in Thailand and approximately 14% in each of Malaysia and the Philippines), approximately 2% of those employees located in Europe, the Middle East and Africa and approximately 12% of those employees located in the U.S. Most of our employees in Asia are employed in our factories. This total includes all regular, part-time, supplemental and temporary employees with no exclusions.

The Median Compensated Employee for fiscal 2021 was a Leader, Manufacturing, in Thailand. We calculated the Median Compensated Employee's annual total compensation in the same manner as our CEO as reported above in the "Fiscal 2019—2021 Summary Compensation Table." The fiscal 2021 annual total compensation for the Median Compensated Employee was calculated at $11,292, and our CEO's annual total compensation was $17,093,364 (as reported in the Summary Compensation Table on page 55). Therefore, the ratio of annual total compensation of our CEO to our median employee for fiscal 2021 was 1,514 to 1.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information with respect to our equity compensation plans as of July 2, 2021. These plans include our 2017 Performance Incentive Plan and 2005 Employee Stock Purchase Plan, each of which has been approved by our stockholders. The following table also gives information with respect to the SanDisk Corporation 2013 Incentive Plan (the "SanDisk Plan"), which we assumed in May 2016 in connection with the acquisition of SanDisk.

Other than with respect to the SanDisk Plan, the following table does not present information regarding equity awards that were assumed by us in connection with our acquisitions of companies. However, footnote 6 to the table sets forth the total number of shares of our common stock issuable upon the exercise or vesting of those assumed options or awards as of July 2, 2021, and the weighted average exercise price of such assumed options. We may not grant additional options or other equity awards under such assumed plans.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a))
Equity compensation plans approved by security holders	18,179,289[1]	76.68[2]	19,985,864[3]
Equity compensation plans not approved by security holders	339,291[4]	43.61[5]	—
Total[6]	18,518,580	72.87	19,985,864

[1] This amount includes: (i) 1,327,289 shares of our common stock subject to stock options outstanding under our 2017 Performance Incentive Plan; (ii) 14,552,949 shares of our common stock subject to outstanding RSUs awarded under our 2017 Performance Incentive Plan; (iii) a maximum of 2,201,394 PSUs (including a target number of 1,210,097 PSUs) subject to open performance-based vesting conditions under our 2017 Performance Incentive Plan; and (iv) 97,657 shares of our common stock subject to deferred stock units.

[2] This number reflects the weighted-average exercise price of stock options outstanding under our 2017 Performance Incentive Plan and has been calculated exclusive of RSUs and PSUs outstanding under our 2017 Performance Incentive Plan and deferred stock units.

[3] Of these shares, as of July 2, 2021, 14,170,619 remained available for future issuance under our 2017 Performance Incentive Plan (no grants of awards will be made under our 2017 Performance Incentive Plan after the Western Digital Corporation 2021 Long-Term Incentive Plan becomes effective, if Proposal 3 is approved by stockholders at the Annual Meeting) and 5,815,245 remained available for future issuance under our 2005 Employee Stock Purchase Plan, including 1,050,748 shares subject to purchase during the purchase period in effect as of July 2, 2021. No new awards may be made under any other equity compensation plans.

[4] This amount includes: (i) 173,117 shares of our common stock subject to stock options outstanding under the SanDisk Plan; and (ii) 166,174 shares of our common stock subject to outstanding RSUs awarded under the SanDisk Plan, in each case, as of July 2, 2021.

[5] This number reflects the weighted-average exercise price of stock options outstanding under the SanDisk Plan and has been calculated exclusive of RSUs outstanding under the SanDisk Plan.

[6] The table does not include information with respect to equity compensation plans or agreements that were assumed by us in connection with the acquisitions of the companies that originally established those plans or agreements. As of July 2, 2021, 11,672 shares of common stock were issuable upon exercise of outstanding options granted under these assumed plans. The weighted average exercise price of these assumed outstanding stock options to acquire shares of our common stock was $69.88 per share. Additionally, as of July 2, 2021, there were no RSUs outstanding under these assumed plans.

The SanDisk Plan was approved by SanDisk stockholders in April 2013. We assumed the stock options and RSUs that were outstanding under the SanDisk Plan at the time of the closing of the acquisition. We may not grant additional options or other equity awards under the SanDisk Plan.

STOCK OWNERSHIP INFORMATION

Security Ownership by Principal Stockholders and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock, as of September 5, 2021, by: (i) each person known by us to own beneficially more than 5% of our outstanding common stock; (ii) each director and each nominee for election as a member of our Board of Directors; (iii) each of our named executive officers; and (iv) all current directors and executive officers as a group. This table is based on information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G or Schedule 13D filed with the SEC.

Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Greater than 5% Stockholders:		
The Vanguard Group[3]		
100 Vanguard Blvd., Malvern, PA 19355	32,329,856	10.63%
BlackRock, Inc.[4]		
55 East 52nd Street, New York, NY 10055	22,903,786	7.5%
Directors:		
Kimberly E. Alexy	9,817	*
Dr. Thomas H. Caulfield	—	*
Martin I. Cole	22,491	*
Kathleen A. Cote[5]	63,861	*
Tunç Doluca[6]	10,822	*
Matthew E. Massengill	25,643	*
Paula A. Price	1,944	*
Stephanie A. Streeter	9,817	*
Miyuki Suzuki	—	*
Named Executive Officers:		
David V. Goeckeler	72,023	*
Robert K. Eulau	31,181	*
Dr. Srinivasan Sivaram[7]	146,477	*
Robert W. Soderbery[7]	88,494	*
Michael C. Ray[7]	52,152	*
All Directors and Current Executive Officers as a group (14 persons)[8]	534,722	*

*   Represents less than 1% of the outstanding shares of our common stock.

[1]   Shares subject to options that are exercisable as of or within 60 days after September 5, 2021 as well as shares subject to RSU awards scheduled to vest within 60 days after September 5, 2021 are deemed outstanding for purposes of computing the share amount and the percentage ownership of the person holding such awards, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. We also deem shares representing deferred stock units credited to accounts in our Deferred Compensation Plan as of September 5, 2021 as outstanding for purposes of computing the share amount and the percentage ownership of the person to whose account those stock units are credited, but we do not deem them outstanding for purposes of computing the percentage ownership of any other person.

[2]   Except as otherwise noted below, we determine applicable percentage ownership based on 311,526,439 shares of our common stock outstanding as of September 5, 2021. To our knowledge, except as otherwise indicated in the footnotes to this table and subject to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.

[3]   Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 10, 2021, by The Vanguard Group. According to the schedule, as of December 31, 2020, Vanguard has shared voting power with respect to 493,733 shares, sole dispositive power with respect to 31,003,959 shares and shared dispositive power with respect to 1,325,897 shares.

Stock Ownership Information

(4) Beneficial and percentage ownership information is based on information contained in a Schedule 13G/A filed with the SEC on February 5, 2021, by BlackRock, Inc. According to the schedule, as of December 31, 2020, BlackRock has sole voting power with respect to 20,462,116 shares and sole dispositive power with respect to 22,903,786 shares.

(5) Includes 29,188 shares representing deferred stock units credited to Ms. Cote's account in our Deferred Compensation Plan as of September 5, 2021. Deferred stock units are payable in an equivalent number of shares of our common stock in connection with the retirement or other separation from service of the director, or earlier in connection with the director's deferral election.

(6) Includes 283 shares held in a family trust account in which Mr. Doluca has voting and/or investment power.

(7) Includes shares of our common stock that may be acquired as of or within 60 days after September 5, 2021 through the exercise of stock options as follows: Dr. Sivaram (43,986); and Mr. Ray (36,232). Includes 88,494 shares of our common stock that may be acquired by Mr. Soderbery within 60 days after September 5, 2021 through the vesting of RSUs.

(8) Includes 80,218 shares of our common stock that may be acquired as of or within 60 days after September 5, 2021 through the exercise of stock options by our directors and our current executive officers. Includes 88,494 shares of our common stock that may be acquired within 60 days after September 5, 2021 through the vesting of RSUs by our directors and our current executive officers. Also includes 29,188 shares of our common stock representing deferred stock units as described in footnote 5 above.

EQUITY PLAN PROPOSAL

PROPOSAL 3

APPROVAL OF OUR 2021 LONG-TERM INCENTIVE PLAN



Our Board of Directors recommends a vote **FOR** this Proposal 3 to approve our 2021 Long-Term Incentive Plan

At the Annual Meeting, stockholders will be asked to approve the Western Digital Corporation 2021 Long-Term Incentive Plan (the "Plan"). The Plan was adopted, subject to stockholder approval, by our Board on August 18, 2021.

- We are seeking approval of the Plan, including the authorization of 9.5 million shares thereunder, to allow for continued use of equity incentives. As further described below in the section entitled "Summary Description of the Plan— Aggregate Share Limit," if approved, such 9.5 million shares will be:
  - reduced on a one-for-one basis by shares subject to awards granted under our prior 2017 Performance Incentive Plan between September 5, 2021 and the Plan's effective date; and
  - increased by shares subject to awards granted under our prior plans that are forfeited, terminated, expired or otherwise reacquired by Western Digital on or after the Plan's effective date.
- From and after the effective date of the Plan following stockholder approval of the Plan, no awards may be granted under our prior 2017 Performance Incentive Plan.
- This is a broad-based equity incentive plan: approximately 90% of equity awards granted under our prior 2017 Performance Incentive Plan in fiscal 2021 were to non-executive officers.
- The requested shares for the Plan are expected to cover grants for approximately one year based on current grant practices and other factors.

We believe that equity awards are critical to attracting and retaining the most talented employees in our industry. Stockholder approval of the Plan will allow us to continue to provide these important incentives.

In accordance with applicable listing rules, we are seeking stockholder approval of the Plan, which will supersede and replace our prior 2017 Performance Incentive Plan, if approved.

Overview and Rationale

Equity incentives are a significant component of our compensation programs for our named executive officers and our broader employee population.

Broad-Based Equity Program Supports Talent Retention

Under our prior 2017 Performance Incentive Plan, approximately 90% of awards in fiscal 2021 were granted to employees other than our named executive officers. Furthermore, a majority of equity awards granted in fiscal 2021 were awarded to our engineers, who are integral to maintaining our market leadership and innovation. All of our full-time employees, all members of our Board of Directors and certain consultants and advisors to our company are eligible to receive equity awards under the Plan, as determined by the plan administrator. Equity incentives are a core component of our competitive compensation program and help us to retain key talent throughout our company.

Alignment with Stockholder Interests

Equity awards represented approximately 78% of the target total direct compensation of our CEO in fiscal 2021, and 69% on average of the target total direct compensation of our other named executive officers in fiscal 2021. Under the annual fiscal 2021 LTI program for our named executive officers, 50% to 60% of the approved value of target awards were granted in PSUs contingent on the achievement of robust pre-established performance goals that help align management interests with those of our stockholders and reward long-term value creation. For additional information on our overarching pay-for-performance philosophy and the compensation arrangements in place for our named executive officers, please see the section entitled "Executive Compensation—Compensation Discussion and Analysis."

Our Granting Practices Provide for Prudent Use of Equity

The Plan authorizes the grant of equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock and performance cash awards, for the purpose of helping Western Digital secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our company and any affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock. Our Board of Directors monitors share usage to manage the dilutive impact of awards granted under our equity compensation plans. The Plan incorporates a broad range of compensation and governance best practices, with some of the key features highlighted below. These highlights are qualified in their entirety by the full text of the Plan, which has been filed with the SEC as Appendix B to the version of this Proxy Statement filed with the SEC.

- **Director Compensation Limit.** The compensation paid to any one non-employee director in any one grant year (which consists of both cash and stock compensation, with stock compensation based on the fair market value of the shares on the grant date of the applicable award, using such valuation principles as determined by the plan administrator) may not exceed $900,000. This limit does not apply as to any compensation paid to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director. For these purposes, a "grant year" means the annual period commencing on the date of our annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the administrator may determine in its discretion.
- **No Repricing of Stock Options or Stock Appreciation Rights.** Without stockholder approval, we may not reprice an outstanding stock option or stock appreciation right, except for equitable adjustments for certain corporate transactions, as further described below.
- **Dividends and Dividend Equivalents Not Payable on Awards until Vesting.** Dividends and dividend equivalents payable in connection with unvested restricted stock and restricted stock unit awards will only be paid out to the extent that the vesting requirements are satisfied and the shares underlying such awards vest.
- **No In-the-Money Stock Option or Stock Appreciation Right Grants.** Stock options and stock appreciation rights may not be granted with an exercise or base price less than the fair market value, generally the closing price of our common stock on the Nasdaq Stock Market on the grant date.
- **Clawback Policy.** Awards granted under the Plan are subject to our compensation recovery (clawback) policy.
- **Minimum Vesting Requirements.** Except in connection with certain limited circumstances as described below, the Plan provides that each award granted under the Plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the Plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit.
- **Share Recycling.** Shares that are reacquired or withheld by us in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes on stock options or stock appreciation rights will not be available again for new award grants under the Plan. However, shares that are reacquired or withheld by us as payment in connection with a full-value award (as defined below) under the Plan or our prior 2017 Performance Incentive Plan or the SanDisk Plan (the "Prior Plans"), as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under the Plan or the Prior Plans will be available for new award grants under the Plan.

Historical Equity Award Information

As of September 5, 2021, 8,121,897 shares of our common stock were available for new grants under our prior 2017 Performance Incentive Plan. If the Plan is approved by our stockholders, any shares of our common stock that remain available for issuance under our prior 2017 Performance Incentive Plan as of the effective date of the Plan will be cancelled.

Outstanding Awards under our 2017 Performance Incentive Plan

The table below presents the number of shares, including dividend equivalents, which were subject to various outstanding equity awards at September 5, 2021 under the Prior Plans and all other assumed plans:

Outstanding Awards	2017 Performance Incentive Plan	All Other Plans	Totals
Stock options (number of shares)	1,288,159	175,707	1,463,866
Weighted-average exercise price of stock options	$77.32	$43.18	$73.22
Weighted-average remaining term of stock options (years)	0.93	1.48	0.99
Full-value awards (including corresponding dividend equivalents)[1]	16,161,459	—	16,161,459

[1] The PSU awards included in this number are based on actual performance (with respect to awards for which the performance period has ended) and target performance (with respect to awards for which the performance period has not ended). The number of shares subject to outstanding full-value awards is also presented on a 1:1 basis without applying a fungible share counting ratio.

Our equity award mix favors the granting of full-value awards, such as RSU and PSU awards, which vest on the basis of continued service and/or attainment of long-term performance goals. These types of awards enable us to reduce our gross burn rate and limit dilution by granting fewer shares relative to the number of stock options that had been granted in prior years. As of September 5, 2021, there were outstanding under our prior 2017 Performance Incentive Plan: 1,288,159 stock options; 14,522,811 unvested RSUs (including PSUs credited based on actual performance for completed performance periods that remain subject to service-based vesting requirements and stock units credited as dividend equivalents through that date); 32,078 outstanding RSUs that have vested but as to which payment has been deferred; and 1,606,570 PSUs with open performance-based vesting conditions (presented at the applicable target level of performance and including dividend equivalents credited through that date on the target level of stock units), in each case, as counted on a 1:1 basis without applying a fungible share counting ratio.

Potential Dilution and Award Burn Rate Metrics

The following section includes additional information to help you assess the potential dilutive impact of our equity awards and the proposed Plan.

The following table shows how our dilution and burn rate have changed over the past three fiscal years under our prior 2017 Performance Incentive Plan. "Dilution" refers to the number of shares of our common stock that are subject to outstanding awards or remain available for new award grants. "Burn rate" refers to how many shares are subject to awards that we grant over a particular period of time. As to the number of shares of our common stock subject to RSU and PSU awards outstanding on any particular date, the information presented includes the crediting of dividend equivalents on the awards through that date, to the extent the dividend equivalents are payable in shares of our common stock. For historical PSU awards, the information presented is based on the target number of shares subject to the award (while the final vesting of the awards may range from 0% to 200% of the target number of shares subject to these awards based on performance over the performance period applicable to the awards).

Key Equity Metrics	Fiscal 2021	Fiscal 2020	Fiscal 2019	3-Year Average (Fiscal 2019–2021)
Shares subject to awards granted during year, counted on 1:1 basis[1]	8.8 million	7.4 million	7.3 million	7.8 million
Gross burn rate during year[2]	2.88%	2.48%	2.50%	2.62%
Net burn rate during year[3]	2.13%	1.91%	1.64%	1.89%
Dilution at end of year[4]	10.32%	10.06%	11.03%	10.47%
Full dilution at end of year[5]	9.35%	9.14%	9.94%	9.48%
Overhang at end of year[6]	5.72%	5.33%	5.28%	5.44%

[1] Reflects total gross number of shares subject to equity awards granted during the fiscal year and does not reflect subsequent forfeitures or cancellations.

[2] Gross burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year (counted on a 1:1 basis without applying a fungible share counting ratio) by the total weighted-average number of shares outstanding during the period, and does not reflect subsequent forfeitures or cancellations.

(3) Net burn rate is calculated by dividing the total number of shares subject to equity awards granted during the fiscal year (counted on a 1:1 basis without applying a fungible share counting ratio) by the total weighted-average number of shares outstanding during the period, and takes into account any cancelled or forfeited equity awards.

(4) Dilution is calculated by dividing the sum of (i) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (ii) the number of shares available for future grants, by the number of shares outstanding at the end of the fiscal year.

(5) Full dilution is calculated by dividing (i) the sum of (a) the number of shares subject to equity awards outstanding at the end of the fiscal year plus (b) the number of shares available for future grants by (ii) the sum of (a) the number of shares outstanding at the end of the fiscal year, plus (b) the number of shares subject to equity awards outstanding at the end of the fiscal year, plus (c) the number of shares available for future grants.

(6) Overhang is calculated by dividing the number of shares subject to equity awards outstanding at the end of the fiscal year by the number of shares outstanding at the end of the fiscal year.

The weighted-average number of shares of our common stock issued and outstanding in each of the last three fiscal years is reported in our Annual Report on Form 10-K for the respective fiscal year. The number of shares of our common stock issued and outstanding as of July 2, 2021 and September 5, 2021 was 308,343,161 shares and 311,526,439 shares, respectively.

We anticipate that the 9.5 million shares requested for the Plan, together with the shares subject to outstanding awards under the Prior Plans as of the Plan's effective date that become available for grant under the Plan (as a result of forfeiture, termination, expiration, lapse, reacquisition or withholding), will provide us with flexibility to continue to grant equity awards under the Plan for approximately one year based on current grant practices and other factors. This estimate assumes the reserving of sufficient shares to cover potential payment of performance-based awards at maximum payment levels and covering dividend equivalents that may be credited with respect to the awards based on our recent dividend payments. However, this is only an estimate, in our judgment, based on current circumstances. The 9.5 million shares requested represents 3.05% of the number of shares of our common stock issued and outstanding as of September 5, 2021.

The total number of shares that are subject to our award grants in any one year or from year-to-year may change based on a number of variables, including, without limitation, the value of our common stock (because higher stock prices generally require that fewer shares be issued to produce awards of the same grant date fair value), changes in competitors' compensation practices or changes in compensation practices in the market generally, changes in the number of employees, changes in the number of directors and officers, whether and the extent to which vesting conditions applicable to equity awards are satisfied, acquisition activity and the need to grant awards to new employees in connection with acquisitions, the need to attract, retain and incentivize key talent, the number of dividend equivalent rights outstanding, the extent to which they provide for settlement in our common stock and the amount and frequency of our dividend payments, the type of awards we grant and how we choose to balance total compensation between cash and equity awards.

The closing price of our common stock on the Nasdaq Stock Market on September 3, 2021 was $61.41 per share (the last trading day prior to September 5, 2021).

Summary Description of the Plan

The principal terms of the Plan are summarized below. The following summary is qualified in its entirety by the full text of the Plan, which has been included as Appendix B to the version of this Proxy Statement filed with the SEC.

Purpose

The Plan, through the granting of awards, is intended to help Western Digital secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of our company and any affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of our common stock.

Administration

Our Board of Directors has the authority to administer the Plan, including the powers to: (i) determine who will be granted awards and what type of award, when and how each award will be granted, the provisions of each award (which need not be identical), the number of shares or cash value subject to an award and the fair market value applicable to an award; (ii) construe and interpret the Plan and awards granted thereunder and establish, amend and revoke rules and regulations for administration of the Plan and awards, including the ability to correct any defect, omission or inconsistency in the Plan or any award document; (iii) settle all controversies regarding the Plan and awards granted thereunder; (iv) accelerate or extend, in whole or in part, the time during which an award may be exercised or vested or at which cash or shares may be issued; (v) amend or terminate the Plan; (vi) submit any amendment to the Plan for stockholder approval; (vii) approve forms of award documents for use under the Plan and amend the terms of any one or more outstanding awards; (viii) generally exercise such powers and perform such acts as our Board may deem necessary or expedient to promote the best interests of our company and that are not in conflict with the provisions of the Plan or any award documents; and (ix) adopt procedures and sub-plans as are necessary or appropriate.

Subject to the provisions of the Plan, our Board may delegate all or some of the administration of the Plan to a committee of one or more directors and may delegate to one or more officers the authority to designate employees who are not officers to be recipients of options and stock appreciation rights (and, to the extent permitted by applicable law, other stock awards) and, to the extent permitted by applicable law, to determine the terms of such awards and the number of shares of common stock to be subject to such stock awards granted to such employees. Unless otherwise provided by our Board, delegation of authority by our Board to a committee or an officer will not limit the authority of our Board. All determinations, interpretations and constructions made by our Board (or another authorized committee or officer exercising powers delegated by our Board) in good faith will be final, binding and conclusive on all persons.

No Repricing

Neither an option nor a stock appreciation right may be modified to reduce the exercise price thereof nor may a new option, stock appreciation right or other award at a lower price be substituted or exchanged for a surrendered option or stock appreciation right (other than certain capitalization adjustments or substitutions in accordance with the Plan), unless such action is approved by our stockholders.

Eligibility

Persons eligible to receive awards under the Plan include officers and employees of our company or any of our subsidiaries, members of our Board of Directors and certain consultants and advisors. As of July 2, 2021, approximately 66,000 of our officers and employees (including all of our named executive officers), each of our nine non-employee directors and approximately 29 consultants, were considered eligible under the plan.

Aggregate Share Limit

Subject to adjustment for certain dilutive or related events, the aggregate maximum number of shares of our common stock that may be issued pursuant to stock awards under the Plan will not exceed 9.5 million shares (subject to reduction as provided below). Any shares subject to awards granted under our prior 2017 Performance Incentive Plan between September 5, 2021 and the Plan's effective date will reduce the 9.5 million share reserve in the Plan on a one-for-one basis for each share granted during that period of time. That said, the share reserve will be adjusted to include any shares subject to outstanding awards under the Prior Plans as of the Plan's effective date that on such date or thereafter are forfeited, terminated, expire, lapse without being exercised (to the extent applicable) or are otherwise reacquired or withheld by Western Digital for tax withholding obligations.

Additional Share Limits

The following other limits are also contained in the Plan. These limits are in addition to, and not in lieu of, the share limit for the Plan described above.

- The maximum number of shares that may be delivered pursuant to options qualified as incentive stock options granted under the Plan is 5 million.
- The value of the shares subject to awards granted under the Plan, together with any cash compensation awarded to any one non-employee director in any one "grant year" may not exceed $900,000. This limit would not apply as to any award granted to an individual for services in a capacity other than as a non-employee director, even if such individual is, was or becomes a non-employee director.

To the extent that an award granted under the Plan is settled in cash or a form other than shares, the shares that would have been delivered had there been no such cash or other settlement will not be counted against the shares available for issuance under the Plan. In the event that shares are delivered in respect of a dividend equivalent right granted under the Plan, only the actual number of shares delivered with respect to the award shall be counted against the share limits of the Plan. To the extent that shares are delivered pursuant to the exercise of a stock appreciation right or stock option, the number of underlying shares as to which the exercise relates shall be counted against the applicable share limits, as opposed to only counting the shares actually issued. Shares that are subject to or underlie awards granted under the Plan or options granted under the Prior Plans that are not paid or delivered (whether due to expiration, cancellation, termination, forfeiture, failure to vest or any other reason) will again be available for subsequent awards under the Plan. In addition, the Plan generally provides that shares issued in connection with awards that are granted by or become obligations of our company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the Plan.

Shares that are reacquired or withheld by us as full or partial payment in connection with a full-value award under the Plan or the Prior Plans, as well as shares reacquired or withheld by us to satisfy the tax withholding obligations related to a full-value award under the Plan or the Prior Plans, will not count against the share limit of and will be available for new award grants under the Plan. Shares that are reacquired or withheld by us in connection with the exercise of stock options, the settlement of stock appreciation rights or the payment of required withholding taxes on stock options or stock appreciation rights are not, however, available for new award grants.

Types of Awards

The Plan authorizes stock options, stock appreciation rights, restricted stock, restricted stock units, performance stock awards, cash awards and other stock-based awards. The Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

Minimum Vesting Requirements

Except pursuant to any required accelerated vesting in connection with a change in control event or in connection with retirement, death or disability, or as described below, the Plan provides that each award granted under the Plan will be subject to a minimum vesting period of one year. Awards may, however, be granted under the Plan with minimum vesting requirements of less than one year, or no vesting requirements, provided that the total number of shares of our common stock subject to such awards will not exceed 5% of the aggregate share limit. This minimum vesting requirement under the Plan does not limit or restrict the administrator's discretion to accelerate or provide for the acceleration of vesting of any award in any circumstances it determines to be appropriate.

Deferrals

The administrator may provide for the deferred payment of awards, and may determine the other terms applicable to deferrals. The administrator may provide that deferred settlements include the payment or crediting of interest or other earnings on the deferred amounts, or the payment or crediting of dividend equivalents where the deferred amounts are denominated in shares.

Change in Control

Unless provided otherwise in an award agreement or other agreement between a participant and Western Digital or a subsidiary or expressly provided by our Board of Directors at the time of grant, then in the event of a change in control, our Board will take one or more of the following actions with respect to each outstanding award, contingent upon the closing or completion of the change in control:

- Arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the award or to substitute a similar stock award for the award (including, but not limited to, an award to acquire the same consideration per share paid to our stockholders pursuant to the change in control)
- Arrange for the assignment of any reacquisition or repurchase rights held by our company in respect of common stock issued pursuant to the award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company)
- Accelerate the vesting, in whole or in part, of the award (and, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such change in control as determined by our Board, with such award terminating if not exercised (if applicable) at or prior to the effective time of the change in control, and with such accelerated vesting (and if applicable, such exercise) reversed if the change in control does not become effective
- Arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by our company with respect to the award
- Cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for such cash consideration, if any, as our Board, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled award
- Cancel or arrange for the cancellation of the award, to the extent not vested or not exercised prior to the effective time of the change in control, in exchange for a payment equal to the excess, if any, of (A) the value in the change in control of the property the participant would have received upon the exercise of the award immediately prior to the effective time of the change in control, over (B) any exercise price payable by such holder in connection with such exercise

Our Board need not take the same action or actions with respect to all awards or portions thereof or with respect to all participants and may take different actions with respect to the vested and unvested portions of an award.

In the absence of any affirmative determination by our Board at the time of a change in control, each outstanding award will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation, referred to as a Successor Corporation, unless the Successor Corporation does not agree to assume the award or to substitute an equivalent award, in which case the vesting of such award will accelerate in its entirety (along with, if applicable, the time at which the award may be exercised) to a date prior to the effective time of such change in control as our Board will determine (or, if our Board does not determine such a date, to the date that is five days prior to the effective date of the change in control), with such award terminating if not exercised (if applicable) at or prior to the effective time of the change in control, and with such exercise reversed if the change in control does not become effective. However, the holder of a stock option or stock appreciation right will be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested stock options and stock appreciation rights (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

Transfer Restrictions

Subject to certain exceptions contained in the Plan, awards generally are not transferable by the recipient other than by will or the laws of descent and distribution and are generally exercisable, during the recipient's lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient's beneficiary or representative. In addition, the Plan provides that an award of restricted stock may not be transferred to any financial institution without prior stockholder approval.

Adjustments

Each share limit and the number and kind of shares available under the Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain corporate events. These events include reclassifications, recapitalizations, stock splits (including a stock split in the form of a stock dividend) or reverse stock split, mergers, combinations, consolidations, other reorganization, spin-off, split-up, similar extraordinary dividend distribution in respect of our common stock, exchange of common stock or other securities of our company, or other similar, unusual or extraordinary corporate events in respect of our common stock.

Termination of or Changes to the Plan

Our Board of Directors may amend or terminate the Plan at any time and in any manner. Stockholder approval for an amendment will be required only to the extent then required by applicable law or deemed necessary or advisable by our Board. No awards will be granted after the tenth anniversary of the Plan's effective date. Outstanding awards, as well as the administrator's authority with respect thereto, generally will continue following the expiration or termination of the Plan.

Material U.S. Federal Income Tax Consequences of Awards under the Plan

The material U.S. federal income tax consequences of the Plan under current federal law, which is subject to change, are summarized in the following discussion of the general tax principles applicable to the Plan. This summary is not intended to be exhaustive and, among other considerations, does not describe the deferred compensation provisions of Section 409A of the Internal Revenue Code to the extent an award is subject to and does not satisfy those rules, nor does it describe state, local or international tax consequences.

With respect to nonqualified stock options, we generally are entitled to deduct and the participant recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, we generally are not entitled to a deduction nor does the participant recognize income at the time of exercise, although the participant may be subject to the U.S. federal alternative minimum tax.

The current federal income tax consequences of other awards authorized under the Plan generally follow certain basic patterns: stock appreciation rights generally are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid (if any) only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the grant date); bonuses, cash and stock-based performance awards, dividend equivalents, stock units and other types of awards generally are subject to tax at the time of payment; and compensation otherwise effectively deferred generally is taxed when paid or underlying shares are delivered. In each of the foregoing cases, we generally will have a corresponding deduction at the time the participant recognizes income.

If an award is accelerated under the Plan in connection with a "change in control" (as this term is used under the Internal Revenue Code), we may not be permitted to deduct the portion of the compensation attributable to the acceleration ("parachute payments") if it exceeds certain threshold limits under the Internal Revenue Code (and certain related excise taxes may be triggered).

Furthermore, Section 162(m) generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to a company's CEO and certain current and former executive officers. There can be no assurance that any compensation we award or pay will be fully deductible, and we reserve the right to award compensation that does not qualify for deductibility in such circumstances as we may consider appropriate. Awards under the Plan do not need to be structured so as to be deductible for tax purposes.

Specific Benefits under the Plan

We have not approved any awards that are conditioned upon stockholder approval of the Plan. The number and type of awards that we may grant in the future under the Plan is not determinable. If the Plan had been in effect in fiscal 2021, we expect that award grants for fiscal 2021 would not have been substantially different from those actually made in that year under our prior 2017 Performance Incentive Plan.

We will grant RSUs under our prior 2017 Performance Incentive Plan to each of our non-employee directors immediately following the Annual Meeting, regardless of whether the Plan is approved by stockholders. These annual grants are made under our Non-Employee Director Restricted Stock Unit Grant Program and determined based on the closing price of our common stock on the Nasdaq Stock Market on the grant date and are not contingent on stockholder approval of the Plan at the Annual Meeting. The shares subject to these grants will reduce the 9.5 million share reserve in the Plan on a one-for-one basis as of the effective date of the Plan.

The actual number of shares that we may issue to our non-employee directors under our Non-Employee Director Restricted Stock Unit Grant Program depends on, among other future variables, the number of our non-employee directors from time to time, when a non-employee director serves as Chairman of the Board or Lead Independent Director, the price of our common stock on the applicable grant date that is used to convert the applicable grant-date value into a number of shares, and whether our Board changes the applicable grant date values or other aspects of our non-employee director compensation program in the future. Our Non-Employee Director Restricted Stock Unit Grant Program was updated to operate under the Plan, with such updated program to be effective upon the Plan's effective date.

Stockholder Approval Requirement

The provisions of the Plan will become effective following stockholder approval of this Proposal 3 at the Annual Meeting. Unless and until our stockholders approve the Plan, we will continue to grant awards under the terms of our prior 2017 Performance Incentive Plan and from the shares currently available for issuance thereunder.

Our Board of Directors approved the Plan, including the shares authorized for issuance thereunder, based on a belief that the number of shares currently available under our prior 2017 Performance Incentive Plan does not give us sufficient flexibility to adequately provide for future incentives based on current grant practices and the price of our common stock. If stockholders do not approve this Proposal 3, however, we will continue to have the authority to grant awards under the existing terms of our prior 2017 Performance Incentive Plan.

Board Recommendation and Vote Required for Approval

Board Recommendation

Our Board of Directors recommends a vote **FOR** this Proposal 3 to approve the Plan.

Vote Required for Approval

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 3 is required for approval of the Plan. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted **FOR** this Proposal 3 unless specified otherwise.

Our Board of Directors believes that the Plan will promote our interests and our stockholders' interests and will help us continue to be able to attract, retain and reward persons important to our success.

All members of our Board of Directors and all of our executive officers would be eligible for awards under the Plan and thus have a personal interest in the approval of the Plan.

AUDIT COMMITTEE MATTERS

RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

- Our Board of Directors is seeking stockholder ratification of the Audit Committee's appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2022

- If the selection is not ratified, the Audit Committee will reconsider its appointment of KPMG LLP and will either continue to retain KPMG LLP or appoint a different firm

- We expect representatives of KPMG LLP to be present at the Annual Meeting, and they will have an opportunity to make a statement if they desire to do so and be available to respond to appropriate questions



Our Board of Directors recommends a vote **FOR** the appointment of KPMG LLP as our independent registered public accounting firm for fiscal 2022

KPMG LLP has served as our independent auditors since 1970. The Audit Committee has again appointed KPMG LLP to serve as our independent registered public accounting firm for the fiscal year ending July 1, 2022. We are not required to submit the appointment of KPMG LLP for stockholder approval, but our Board of Directors has elected to seek ratification of the appointment of our independent registered public accounting firm by the affirmative vote of a majority of the shares represented in person or by proxy and entitled to vote on this Proposal 4 at the Annual Meeting. If a majority of the shares represented at the Annual Meeting and entitled to vote do not ratify this appointment, the committee will reconsider its appointment of KPMG LLP and will either continue to retain KPMG LLP or appoint a different firm. In addition, even if stockholders ratify the committee's selection, the committee, in its discretion, may still appoint a different independent registered public accounting firm if it believes that such a change would be in the best interests of our company and our stockholders.

Following are the fees paid by us to KPMG LLP for fiscal 2021 and 2020:

Description of Professional Service	Fiscal 2021 ($)	Fiscal 2020 ($)
Audit Fees — professional services rendered for the audit of our annual financial statements and the review of the financial statements included in our Quarterly Reports on Form 10-Q or services that are normally provided in connection with statutory and regulatory filings or engagements	9,356,035	9,778,189
Audit-Related Fees — assurance and related services reasonably related to the performance of the audit or review of our financial statements	25,000	—
Tax Fees — professional services rendered for tax compliance, tax advice and tax planning[1]	3,091,289	3,383,998
All Other Fees — products and services other than those reported above	—	—

[1] Tax Fees in fiscal 2021 and 2020 consisted of tax compliance assistance and related services and transfer pricing review.

The Audit Committee has adopted a policy regarding the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. At least annually, KPMG LLP provides a description of all audit and permissible non-audit services expected to be performed during the year and specific fee estimates for each such service, which must be pre-approved by the committee. KPMG LLP periodically reports to the committee regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date. The committee has also delegated to our Chair of the committee the authority to pre-approve audit and permissible non-audit services and associated fees that were not pre-approved by the committee, up to a maximum amount of fees per audit or permissible non-audit service. Our Chair is required to report any decisions to pre-approve such audit or non-audit services and fees to the full committee at its next regular meeting. All services performed by KPMG LLP during fiscal 2021 and 2020 were pre-approved by the committee in accordance with its pre-approval policy and as required by applicable SEC rules.

Vote Required for Approval

The affirmative vote of a majority of the shares of our common stock represented in person or by proxy at the Annual Meeting and entitled to vote on this Proposal 4 is required to ratify the appointment of KPMG LLP as our independent registered public accounting firm. You may vote FOR, AGAINST or ABSTAIN on this proposal. Proxies received by our Board of Directors will be voted **FOR** this Proposal 4 unless specified otherwise.

Report of the Audit Committee

The following is the report of the Audit Committee with respect to our audited financial statements for the fiscal year ended July 2, 2021. This report shall not be deemed soliciting material or to be filed with the SEC or subject to Regulation 14A or 14C under the Exchange Act or to the liabilities of Section 18 of the Exchange Act, nor shall any information in this report be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act, except to the extent we specifically request that it be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act or the Exchange Act.

Dear Fellow Stockholders,

The Audit Committee represents our Board of Directors in discharging its responsibilities relating to the accounting, reporting and financial practices of Western Digital and its subsidiaries, and has general responsibility for oversight and review of the accounting and financial reporting practices, internal controls and accounting and audit activities of Western Digital and its subsidiaries. The Audit Committee is also responsible for overseeing our Enterprise Risk Management process on behalf of our Board of Directors. Accordingly, the Audit Committee oversees certain risk topics and allocates oversight responsibility for other risk topics among our Board and its other committees. The Audit Committee acts pursuant to a written charter. Our Board of Directors originally adopted the Audit Committee Charter on September 6, 1995 and most recently approved an amendment of the charter on February 10, 2021. A copy of the amended charter is available on our website under "Leadership & Governance" at investor.wdc.com. Our Board of Directors has determined that each of the members of the Audit Committee is an "audit committee financial expert" as defined by the SEC and qualifies as an "independent" director under applicable rules of the Nasdaq Stock Market and the SEC.

Management is responsible for the preparation, presentation and integrity of Western Digital's financial statements, the financial reporting process, accounting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. KPMG LLP, Western Digital's independent registered public accounting firm since 1970, is responsible for performing an independent audit of Western Digital's consolidated financial statements and internal control over financial reporting in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), issuing reports thereon.

The Audit Committee is solely and directly responsible for the appointment, compensation, retention and oversight of Western Digital's independent registered public accounting firm and regularly solicits and evaluates feedback from both management and the auditor in carrying out this responsibility. In conjunction with the rotation of the independent registered public accounting firm's lead engagement partner, which occurs at least every five years, the Audit Committee is involved in the selection of KPMG LLP's lead engagement partner. The next mandatory rotation for KPMG LLP's lead engagement partner is scheduled to occur in fiscal 2025. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and thus, its oversight does not provide an independent basis to determine that management has applied U.S. generally accepted accounting principles appropriately or maintained appropriate internal controls and disclosure controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations.

During fiscal 2021, the Audit Committee met a total of 10 times. During fiscal 2021, the Audit Committee also met and held discussions with management and KPMG LLP. The meetings were conducted so as to encourage communication among the members of the Audit Committee, management and the independent registered public accounting firm. The Audit Committee discussed with KPMG LLP the overall scope and plan for its audit. The Audit Committee met regularly with KPMG LLP, with and without management present, to discuss the results of its audit, its evaluation of Western Digital's internal control over financial reporting and the overall quality of Western Digital's accounting practices. As part of these discussions, the Audit Committee reviewed and discussed the audited consolidated financial statements of Western Digital for the fiscal year ended July 2, 2021 with management and KPMG LLP. The Audit Committee also discussed with KPMG LLP the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. Our Board of Directors, including the Audit Committee, received an opinion of KPMG LLP as to the conformity of such audited consolidated financial statements with GAAP and the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act.

The Audit Committee has also received the written disclosures and the letter from KPMG LLP as required by the applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence. The Audit Committee reviewed and evaluated KPMG LLP's lead engagement partner and also reviewed, among other things, the amount of fees paid to KPMG LLP for audit and non-audit services. Based upon such reviews and discussions, the Audit Committee has recommended to the Board of Directors of Western Digital that the audited financial statements be included in Western Digital's Annual Report on Form 10-K for the fiscal year ended July 2, 2021, for filing with the SEC. The Audit Committee also appointed KPMG LLP to serve as Western Digital's independent registered public accounting firm for the fiscal year ending July 1, 2022. The members of the Audit Committee believe that the continued retention of KPMG LLP to serve as the independent registered public accounting firm is in the best interests of Western Digital and its stockholders.

THE AUDIT COMMITTEE

KIMBERLY E. ALEXY
Chair

MARTIN I. COLE

PAULA A. PRICE

ADDITIONAL INFORMATION

General Information About the Annual Meeting

Who Can Vote

Only stockholders of record at the close of business on September 20, 2021, the record date, will be entitled to notice of and to vote at the Annual Meeting. At the close of business on the record date, 311,542,271 shares of our common stock were outstanding and entitled to vote. We have one class of common stock, and each share of common stock is entitled to one vote at the Annual Meeting. Shares of treasury stock are not entitled to vote at the Annual Meeting.

Voting Your Proxy

At the Annual Meeting

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the "stockholder of record" and you have the right to vote your shares electronically at the Annual Meeting. If you hold your shares through a broker, bank, trustee or other nominee (that is, in "street name") rather than directly in your own name, you are a "beneficial stockholder" and you may also vote your shares electronically at the Annual Meeting. If you choose to do so, you can vote by following the instructions provided when you log in to the online virtual annual meeting platform. **Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance of the meeting as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.**

Without Attending the Annual Meeting

You may also direct how your shares are voted without attending the Annual Meeting. If you are a stockholder of record, you may submit a proxy to authorize how your shares are voted at the Annual Meeting. You can submit a proxy over the Internet by following the instructions provided in the "Notice of Internet Availability of Proxy Materials" (which we also refer to as the "Notice"), or, if you received a printed copy of the proxy materials, you can also submit a proxy by mail or telephone. If you are a beneficial stockholder, you may submit your voting instructions over the Internet by following the instructions provided in the Notice, or, if you received a printed copy of the proxy materials, you can also submit voting instructions by telephone or mail by following the instructions provided by your bank, broker, trustee or other nominee.

Submitting your proxy or voting instructions via the Internet, by telephone or by mail will not affect your right to vote electronically should you decide to attend the Annual Meeting.

If you submit a signed proxy or voting instruction form but do not indicate your specific voting instructions on one or more of the proposals listed in the Notice of Annual Meeting of Stockholders, your shares will be voted as recommended by our Board of Directors on those proposals and as the proxyholders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Special Voting Instructions for 401(k) Plan Shares

If you are one of our employees or former employees who participates in the Western Digital Common Stock Fund under our 401(k) Plan, you will receive a request for voting instructions with respect to all of the shares allocated to your plan account. You are entitled to direct T. Rowe Price Company, the plan trustee, how to vote your plan shares. If T. Rowe Price does not receive voting instructions for shares in your plan account, your shares will be voted by T. Rowe Price in the same proportion as other shares in the Western Digital Common Stock Fund are affirmatively voted by plan participants.

Voting Deadline

If you are a stockholder of record, please submit your proxy by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 15, 2021 in order for your shares to be voted at the Annual Meeting. If you are a beneficial stockholder, please follow the voting instructions provided by the bank, broker, trustee or nominee who holds your shares. If you hold shares in our 401(k) Plan, to allow sufficient time for voting by the plan trustee, please submit your voting instructions by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 11, 2021.

Revoking Your Proxy

You have the power to revoke your proxy or voting instructions before your shares are voted at the Annual Meeting. If you are a stockholder of record, you may revoke your proxy by submitting a written notice of revocation to our Secretary (see page 83 for contact information), or, to change how your shares will be voted at the Annual Meeting, by mailing a duly executed written proxy bearing a date that is later than the date of your original proxy or by submitting a later dated proxy via the Internet or by telephone.

A previously submitted proxy will not be voted if the stockholder of record who executed it attends the Annual Meeting and votes the shares represented by the proxy electronically at the Annual Meeting. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee or by attending the Annual Meeting and voting electronically. Please note that attending the Annual Meeting will not by itself constitute revocation of a proxy. Any change to your proxy or voting instructions should be submitted by telephone, the Internet or mail by 11:59 p.m. Eastern time on November 15, 2021, unless you are voting shares held in our 401(k) Plan, in which case you should submit your voting instructions by 11:59 p.m. Eastern time on November 11, 2021.

Quorum

The holders of a majority of our shares of common stock outstanding on the record date and entitled to vote at the Annual Meeting, present or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting and any postponements or adjournments thereof. If you submit a proxy or voting instructions, your shares will be counted for purposes of determining the presence or absence of a quorum, even if you abstain from voting your shares. If a broker indicates on a proxy that it lacks discretionary authority to vote your shares on a particular matter, commonly referred to as "broker non-votes," those shares will also be counted for purposes of determining the presence of a quorum at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

Abstentions and Broker Non-Votes

Abstentions

Shares voting "ABSTAIN" on any of the proposals at the Annual Meeting are treated differently depending on the specific proposal.

- Proposal 1: Abstentions will be entirely excluded from the vote and will not be counted in determining the outcome of a director nominee's election.
- Proposals 2, 3 and 4: We treat abstentions as shares present or represented and entitled to vote on these proposals, so abstaining has the same effect as a vote "against" these proposals.

Broker Non-Votes

If you are a beneficial stockholder that holds your shares through a brokerage account and you do not submit voting instructions to your broker, your broker may generally vote your shares in its discretion on routine matters. However, a broker cannot vote shares held for a beneficial stockholder on non-routine matters, unless the broker receives voting instructions from the beneficial stockholder. Proposal 4 (ratification of KPMG LLP as our independent registered public accounting firm) is considered routine and may be voted upon by your broker if you do not submit voting instructions. However, all other proposals to be voted on at the Annual Meeting are considered non-routine matters. Consequently, if you hold your shares through a brokerage account and do not submit voting instructions to your broker, your broker may exercise its discretion to vote your shares on Proposal 4, but will not be permitted to vote your shares on any of the other proposals at the Annual Meeting. If your broker exercises this discretion, your shares will be counted as present for determining the presence of a quorum at the Annual Meeting and will be voted on Proposal 4 in the manner directed by your broker, but your shares will constitute broker non-votes on each of the other proposals at the Annual Meeting and will not be counted for purposes of determining the outcome of each such proposal.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final results in a Current Report on Form 8-K filed with the SEC no later than four business days following the date of the Annual Meeting.

Costs of Proxy Solicitation

The accompanying proxy is being solicited on behalf of our Board of Directors. The cost of preparing, assembling and mailing the Notice of Annual Meeting of Stockholders, the Notice of Internet Availability of Proxy Materials, this Proxy Statement and form of proxy and our 2021 Annual Report, the cost of making such materials available on the Internet and the cost of soliciting proxies will be paid by us. In addition to use of the mails, we may solicit proxies in person or by telephone, facsimile or other means of communication by certain of our directors, officers and regular employees who will not receive any additional compensation for such solicitation. We have also engaged Morrow Sodali LLC to assist us in connection with the solicitation of proxies for the Annual Meeting for a fee that we do not expect to exceed $15,000 plus a reasonable amount to cover expenses. We have agreed to indemnify Morrow Sodali LLC against certain liabilities arising out of or in connection with this engagement. We will also reimburse brokers or other persons holding our common stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals.

Attending the Annual Meeting

Anyone may attend the Annual Meeting online at www.virtualshareholdermeeting.com/WDC2021, but you are only entitled to participate in the Annual Meeting, including asking questions and voting at the meeting, if you were a stockholder of record or a beneficial stockholder as of the close of business on September 20, 2021, the record date, or you hold a valid legal proxy for the Annual Meeting. To participate in the Annual Meeting, you will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.

Submission of Stockholder Proposals and Director Nominations

Proposals for Inclusion in Proxy Materials

For your proposal to be considered for inclusion in the proxy statement and form of proxy for our 2022 annual meeting of stockholders, your written proposal must be received by our Secretary at our principal executive offices no later than June 6, 2022 and must comply with Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in company-sponsored proxy materials. If we change the date of the 2022 annual meeting of stockholders by more than 30 days from the date of this year's Annual Meeting, your written proposal must be received by our Secretary at our principal executive offices a reasonable time before we begin to print and mail our proxy materials for our 2022 annual meeting of stockholders.

Nomination of Director Candidates and Proposals Not Intended for Inclusion in Proxy Materials

If you intend to nominate an individual for election to our Board of Directors at our 2022 annual meeting of stockholders or wish to present a proposal at the 2022 annual meeting of stockholders but do not intend for such proposal to be included in the proxy statement for such meeting, our By-laws require that, among other things, stockholders give written notice of the nomination or proposal to our Secretary at our principal executive offices no earlier than the close of business on July 19, 2022 (the 120th day prior to the first anniversary of the Annual Meeting) and no later than the close of business on August 18, 2022 (the 90th day prior to the first anniversary of the Annual Meeting).

Notwithstanding the foregoing, in the event that we change the date of the 2022 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 120 days prior to the date of the 2022 annual meeting of stockholders and no later than the close of business on the later of 90 days prior to the date of the 2022 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2022 annual meeting of stockholders is made. Stockholder proposals not intended to be included in the proxy statement or nominations for director candidates that do not meet the notice requirements set forth above and further described in Section 2.11 of our By-laws will not be acted upon at the 2022 annual meeting of stockholders.

Nomination of Director Candidates for Inclusion in Proxy Materials (Proxy Access)

If you intend to nominate a director candidate pursuant to the proxy access process set forth in Section 2.14 of our By-laws, you, or a group of not more than 20 stockholders, must, among other requirements, have owned 3% or more of our outstanding common stock continuously for at least three years and give written notice of the nomination to our Secretary at our principal executive offices no earlier than the close of business on May 7, 2022 (the 150th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders) and no later than the close of business on June 6, 2022 (the 120th day prior to the first anniversary of the date that proxy materials for the Annual Meeting were first released to stockholders).

Notwithstanding the foregoing, in the event that we change the date of the 2022 annual meeting of stockholders to a date that is more than 30 days before or more than 70 days after the anniversary of the Annual Meeting, written notice by a stockholder must be given no earlier than the close of business 150 days prior to the date of the 2022 annual meeting of stockholders and no later than the close of business on the later of 120 days prior to the date of the 2022 annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the 2022 annual meeting of stockholders is made.

Use of the proxy access process is subject to all eligibility, procedural and disclosure requirements set forth in Section 2.14 of our By-laws.

Eliminating Duplicative Proxy Materials

We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, stockholders of record who have the same address and last name and did not receive a Notice or otherwise receive their proxy materials electronically will receive only one copy of our proxy materials unless we receive contrary instructions from one or more of such stockholders. Upon oral or written request, we will deliver promptly a separate copy of the proxy materials to a stockholder at a shared address to which a single copy of proxy materials was delivered. If you are a stockholder of record at a shared address to which we delivered a single copy of the proxy materials and you desire to receive a separate copy of the proxy materials for the Annual Meeting or for our future meetings, or if you are a stockholder at a shared address to which we delivered multiple copies of the proxy materials and you desire to receive one copy in the future, please submit your request to the Householding Department of Broadridge Financial Solutions, Inc. at 51 Mercedes Way, Edgewood, New York 11717, or at 1–866–540–7095. If you are a beneficial stockholder, please contact your bank, broker, trustee or other nominee directly if you have questions, require additional copies of the proxy materials, wish to receive multiple reports by revoking your consent to householding or wish to request single copies of the proxy materials in the future.

Availability of Annual Report

Our 2021 Annual Report has been posted on our corporate website at investor.wdc.com and on the Internet at www.proxyvote.com. For stockholders receiving a Notice of Internet Availability of Proxy Materials, the Notice will contain instructions on how to request a printed copy of our 2021 Annual Report. For stockholders receiving a printed copy of this Proxy Statement, a copy of our 2021 Annual Report also will be included. In addition, we will provide, without charge, a copy of our 2021 Annual Report (including the financial statements but excluding the exhibits thereto) upon the written request of any stockholder or beneficial owner of our common stock. Requests should be directed to our Secretary at:

 Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

Communication with the Company

Stockholders or other interested parties who wish to communicate with us may do so by mail to our Secretary. The name of any specific intended management or Board recipient(s) should be noted in the communication, including whether the communication is intended only for our non-executive Chairman of the Board, Lead Independent Director or non-employee directors. See also the section entitled "Corporate Governance Matters—Board Processes and Policies—Communicating with Directors."

 Secretary
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

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APPENDIX A—NON-GAAP FINANCIAL MEASURES

We have disclosed in this Proxy Statement financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"). These non-GAAP measures are not an alternative for measures prepared in accordance with GAAP and may be different from non-GAAP measures used by other companies. These measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. These non-GAAP measures are used by management for assessing our financial performance and as a measurement of our performance for incentive compensation purposes.

The Compensation and Talent Committee used non-GAAP operating income as a pre-established performance goal under the STI plan for fiscal 2021 and non-GAAP diluted income per common share as a pre-established performance goal under the fiscal 2020–2021 and fiscal 2019–2021 PSU awards. In accordance with the pre-established terms of the STI and PSU awards, these non-GAAP performance measures excluded certain material or unusual items that we believe are not indicative of the underlying performance of our business as detailed below.

Reconciliations of Non-GAAP Financial Measures

The following non-GAAP measures (namely, non-GAAP operating income and non-GAAP diluted income per common share) exclude certain expenses, gains and losses that we believe are not indicative of our core operating results or because they are consistent with the financial models and estimates published by many analysts who follow our company and our peers. As further detailed below, the expenses, gains and losses excluded from the following non-GAAP measures include the amortization of acquired intangible assets; stock-based compensation expense; employee termination, asset impairment and other charges; charges related to acquisitions and dispositions; charges related to cost saving initiatives; manufacturing underutilization charges; charges related to a power outage incident and related recovery; convertible debt activity; other adjustments; and income tax adjustments.

The following tables present reconciliations of our GAAP operating income to our non-GAAP operating income and our GAAP diluted income per common share to our non-GAAP diluted income per common share:

(in millions, except per share information, unaudited)	Year Ended July 2, 2021	Year Ended July 3, 2020
Revenue	$16,922	$16,736
Reconciliation of non-GAAP operating income		
GAAP operating income	$1,220	$335
Amortization of acquired intangible assets	486	769
Stock-based compensation expense	318	308
Employee termination, asset impairment, and other charges	(47)	32
Charges related to acquisitions and dispositions	—	9
Charges related to cost saving initiatives	3	9
Charges related to a power outage incident and related recovery	(75)	68
Other	1	(8)
Non-GAAP operating income	$1,906	$1,522

	Year Ended July 2, 2021	Year Ended July 3, 2020	Year Ended June 28, 2019
Reconciliation of non-GAAP net income (loss) and earnings per share:			
GAAP net income (loss)	$821	($250)	($754)
Amortization of acquired intangible assets	486	769	968
Stock-based compensation expense	318	308	306
Employee termination, asset impairment and other charges	(47)	32	166
Charges related to acquisitions and dispositions	—	9	—
Charges related to cost saving initiatives	3	9	22
Manufacturing underutilization charges	—	—	264
Charges related to a power outage incident and related recovery	(75)	68	145
Convertible debt activity	28	28	27
Other	(16)	1	46
Income tax adjustments	(112)	(60)	239
Non-GAAP net income	1,406	914	1,429
Diluted weighted average shares outstanding			
GAAP	309	298	292
Non-GAAP	309	301	295
Diluted income (loss) per common share:			
GAAP	$2.66	($0.84)	($2.58)
Non-GAAP	$4.55	$3.04	$4.84

Explanations of Adjustments to Non-GAAP Measures

As detailed above, we exclude the following items from our non-GAAP financial measures:

Amortization of acquired intangible assets. We incur expenses from the amortization of acquired intangible assets over their economic lives. Such charges are significantly impacted by the timing and magnitude of our acquisitions and any related impairment charges.

Stock-based compensation expense. Because of the variety of equity awards used by companies, the varying methodologies for determining stock-based compensation expense, the subjective assumptions involved in those determinations, and the volatility in valuations that can be driven by market conditions outside our control, we believe excluding stock-based compensation expense enhances the ability of management and investors to understand and assess the underlying performance of our business over time and compare it against our peers, a majority of whom also exclude stock-based compensation expense from their non-GAAP results.

Employee termination, asset impairment and other charges. From time-to-time, in order to realign our operations with anticipated market demand or to achieve cost synergies from the integration of acquisitions, we may terminate employees and/or restructure our operations. From time-to-time, we may also incur charges from the impairment of intangible assets and other long-lived assets. In addition, we may record credits related to gains upon sale of property due to restructuring or reversals of charges recorded in prior periods. These charges or credits are inconsistent in amount and frequency, and we believe are not indicative of the underlying performance of our business.

Charges related to acquisitions and dispositions. In connection with our business combinations or dispositions, we incur expenses which we would not have otherwise incurred as part of our business operations. These expenses include third-party professional service and legal fees, third-party integration services, severance costs, non-cash adjustments to the fair value of acquired inventory, contract termination costs and retention bonuses. We may also experience other accounting impacts in connection with these transactions. These charges and impacts are related to acquisitions and dispositions, are inconsistent in amount and frequency, and we believe are not indicative of the underlying performance of our business.

<u>Charges related to cost saving initiatives.</u> In connection with the transformation of our business, we have incurred charges related to cost saving initiatives which do not qualify for special accounting treatment as exit or disposal activities. These charges, which we believe are not indicative of the underlying performance of our business, primarily relate to costs associated with rationalizing our channel partners or vendors, transforming our information systems infrastructure, integrating our product roadmap, and accelerated depreciation of assets.

<u>Manufacturing underutilization charges.</u> In response to flash business conditions, we temporarily reduced our wafer starts during fiscal 2019 at our flash-based memory manufacturing facilities operated through our strategic partnership with Kioxia Corporation. The temporary abnormal reduction in output resulted in flash manufacturing underutilization charges which were expensed as incurred. These charges are inconsistent in amount and frequency, and we believe these charges are not part of the ongoing operation of our business.

<u>Charges related to a power outage incident and related recovery.</u> In June 2019, an unexpected power outage incident occurred at the flash-based memory manufacturing facilities operated through our strategic partnership with Kioxia Corporation in Yokkaichi, Japan. The power outage incident resulted in costs associated with the repair of damaged tools, the write-off of damaged inventory, and unabsorbed manufacturing overhead costs which are expensed as incurred. During fiscal 2021, we received partial recoveries of these losses from our insurance carriers. These charges and credits are inconsistent in amount and frequency, and we believe these charges and credits are not part of the ongoing production operation of our business.

<u>Convertible debt activity.</u> We exclude non-cash economic interest expense associated with our convertible notes. These charges do not reflect our operating results, and we believe are not indicative of the underlying performance of our business.

<u>Other adjustments.</u> From time-to-time, we incur charges or gains that we believe are not a part of the ongoing operation of our business. The resulting expense or benefit is inconsistent in amount and frequency.

<u>Income tax adjustments.</u> Income tax adjustments include the difference between income taxes as a result of certain non-GAAP pre-tax adjustments. The income tax adjustments include our final adjustments for the tax effects of the Tax Cuts and Jobs Act allowed within the one-year period that ended on December 22, 2018, as well as estimates related to the current status of the rules and regulations governing the transition to the Tax Cuts and Jobs Act. These adjustments are excluded because we believe that they are not indicative of the underlying performance of our ongoing business.

APPENDIX B—2021 LONG-TERM INCENTIVE PLAN

Effective Date: November 22, 2021

1. **GENERAL.**

   (a) **Purpose**. This Plan, through the granting of Awards, is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible award recipients may benefit from increases in the value of the Common Stock. This Plan is the successor to the Prior Plans. From and after 12:01 a.m. Pacific Standard Time on the Effective Date, no additional awards will be granted under the Prior Plans.

   (b) **Eligible Award Recipients**. Employees, Directors and Consultants are eligible to receive Awards.

   (c) **Available Awards**. This Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) Stock Appreciation Rights; (iv) Substitute Awards; (v) Restricted Stock Awards; (vi) Restricted Stock Unit Awards; (vii) Performance Stock Awards; (viii) Cash Awards; and (ix) Other Stock-Based Awards.

2. **ADMINISTRATION.**

   (a) **Administration**. This Plan shall be administered by and all Awards under this Plan shall be authorized by the Administrator. The "**Administrator**" means the Board or a Committee or Committees (or any subcommittee thereof) to which administration of this Plan has been delegated (within its delegated authority), as provided in Section 2(d).

   (b) **Powers of Administrator**. The Administrator will have the power, subject to, and within the limitations of, the express provisions of this Plan:

   (i) To determine: (A) who will be granted Awards; (B) when and how each Award will be granted; (C) what type of Award will be granted; (D) the provisions of each Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Award; (E) the number of shares of Common Stock subject to, or the cash value of, an Award; and (F) the Fair Market Value applicable to a Stock Award.

   (ii) To construe and interpret this Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for administration of this Plan and Awards. The Administrator, in the exercise of these powers, may correct any defect, omission or inconsistency in this Plan or in any Award Document or in the written terms of a Cash Award, in a manner and to the extent it will deem necessary or expedient to make this Plan or Award fully effective.

   (iii) To settle all controversies regarding this Plan and Awards granted under it.

   (iv) To accelerate, in whole or in part, or to extend, in whole or in part, the time during which an Award may be exercised or vest, or at which cash or shares of Common Stock may be issued.

   (v) To amend or terminate this Plan at any time, subject to Sections 10 and 11 of this Plan.

   (vi) To submit any amendment to this Plan for stockholder approval, including, but not limited to, amendments to this Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding "incentive stock options" or (B) Rule 16b-3 of the Exchange Act or any successor rule, if applicable.

   (vii) To approve forms of Award Documents for use under this Plan and to amend the terms of any one or more outstanding Awards, subject to Section 10 of this Plan.

(viii) To generally exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of this Plan and/or Award Documents.

(ix) To adopt such procedures and sub-plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by persons eligible to receive Awards under this Plan who are not citizens of, subject to taxation by, or employed outside, the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States. Administrator approval will not be necessary for immaterial modifications to this Plan or any Award Document that are required for compliance with the laws of the relevant jurisdiction.

(c) **Minimum Vesting Requirements**. Notwithstanding any other provision of this Plan, Awards granted under this Plan may not become exercisable, vest or settle, in whole or in part, prior to the one-year anniversary of the date of grant, except (1) the Administrator may provide that Awards become exercisable, vest or settle in connection with a Change in Control, retirement, death or Disability or such other circumstances determined to be appropriate by the Administrator, (2) with respect to an Award that is granted in connection with a merger or other acquisition as a substitute or replacement award for awards held by grantees of the acquired business, and (3) annual Awards to Non-Employee Directors made in connection with the annual meeting of stockholders may vest on the Company's next annual meeting of stockholders (provided that such annual meetings are at least 50 weeks apart). Notwithstanding the foregoing, up to 5% of the aggregate number of Shares authorized for issuance under this Plan (as described in Section 3(a)(1) hereof) may be issued without regard to the restrictions of the foregoing sentence.

(d) **Delegation to Committee**.

(i) General. The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration of this Plan is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise. Any delegation of administrative powers will be reflected in the charter of the Committee to which the delegation is made, or resolutions, not inconsistent with the provisions of this Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to any subcommittee. Unless otherwise provided by the Board, delegation of authority by the Board to a Committee, or to an Officer or employee pursuant to Section 2(e), does not limit the authority of the Board, which may continue to exercise any authority so delegated and may concurrently administer this Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. If required for compliance with Rule 16b-3 of the Exchange Act, the Committee may consist solely of two or more Non-Employee Directors.

(e) **Delegation to an Officer**. The Administrator may delegate to one or more Officers the authority to do one or both of the following, to the maximum extent permitted by applicable law: (i) designate Employees who are not Officers to be recipients of Stock Awards and the terms of such Stock Awards; and (ii) determine the number of shares of Common Stock to be subject to such Stock Awards granted to such Employees; provided, however, that the Board or Committee resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Stock Awards granted by such Officer and that such Officer may not grant a Stock Award to himself or herself. Any such Stock Awards will be granted on a form that is substantially the same as the form of Stock Award Document approved by the Committee or the Board for use in connection with such Stock Awards, unless otherwise provided for in the resolutions approving the delegation authority.

(f) **Effect of Administrator's Decision**. All determinations, interpretations and constructions made by the Administrator in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons. No director, officer or agent of the Company or any of its Subsidiaries shall be liable for any such action or determination taken or made or omitted in good faith.

3. SHARES SUBJECT TO THIS PLAN.

(a) **Share Reserve.**

(i) Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed (a) 9.5 million shares of Common Stock, less (b) one share of Common Stock for each share of Common Stock granted under a Prior Plan on or after September 5, 2021 and prior to the Effective Date, plus (c) any shares of Common Stock subject to outstanding awards under the Prior Plans as of the Effective Date (including the shares described in the immediately preceding subclause (b) (the "**Prior Plan Awards**") that on or after the Effective Date are forfeited, terminated, expire, lapse without being exercised (to the extent applicable), or are otherwise reacquired by the Company (the sum of (a), (b), and (c), the "**Share Reserve**"). The maximum number of shares of Common Stock subject to Stock Options and SARs that may be granted during any calendar year to any individual under this Plan is 1,000,000 shares.

(ii) For clarity, the Share Reserve is a limitation on the number of shares of Common Stock that may be issued under this Plan. As a single share may be subject to grant more than once (e.g., if a share subject to a Stock Award is forfeited, it may be made subject to grant again as provided in Section 3(b) below), the Share Reserve is not a limit on the number of Stock Awards that can be granted. For the avoidance of doubt, the grant of a Cash Award, and its subsequent settlement, or Other Stock-Based Award settled in cash shall in no event reduce the number of shares of Common Stock available for issuance under this Plan.

(iii) Shares may be issued under the terms of this Plan in connection with a merger or acquisition as permitted by Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under this Plan.

(iv) Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; *provided* that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees of such acquired or combined company before such acquisition or combination.

(v) Subject to Section 9(a) relating to Capitalization Adjustments, the total compensation paid to any one Non-Employee Director during any Grant Year shall not exceed $900,000, including the aggregate Fair Market Value on the date of grant of Shares subject to Awards granted under this Plan and any cash compensation paid or payable. The limitation described in this Section shall be determined without regard to amounts paid to a Non-Employee Director during or for any period in which such individual was an employee or consultant, and any severance and other payments paid to a Non-Employee Director for such director's prior or current service to the Company or any Subsidiary other than serving as a director shall not be taken into account in applying the limit provided above. For the avoidance of doubt, any compensation that is deferred shall be counted toward this limit for the year in which it was first earned, and not when paid or settled. For this purpose, "**Grant Year**" means the annual period commencing on the date of the Company's annual meeting of stockholders and concluding on the day immediately preceding the next annual meeting of stockholders, or such other annual period as the Committee may determine in its discretion.

(b) **Reversion of Shares to the Share Reserve**. The Share Reserve shall be subject to the following adjustments:

    (i) If a Stock Award (or Prior Plan Award) or any portion of a Stock Award (or Prior Plan Award) (A) expires, is cancelled or forfeited or otherwise terminates without all of the shares covered by the Stock Award having been issued or (B) is settled in cash or a form other than shares of Common Stock, such expiration, cancellation, forfeiture, termination or settlement shall result in the shares of Common Stock subject to such Stock Award (or Prior Plan Award) being added back to the shares of Common Stock available for Awards under the Plan.

    (ii) Shares that are exchanged by a Participant or withheld by the Company as full or partial payment in connection with any Award under this Plan, or any Prior Plan Award, and shares exchanged by a Participant or withheld by the Company or one of its Subsidiaries to satisfy the tax withholding obligations related to any Award under this Plan or Prior Plan Award, shall be treated as follows: (A) to the extent that the exchange or withholding occurred with respect to an Option or SAR under this Plan (or stock option or stock appreciation right under a Prior Plan), such shares shall not be available for subsequent awards under this Plan and (B) to the extent that the exchange or withholding occurs with respect to an Award under this Plan other than an Option or SAR (or awards granted under a Prior Plan other than options or stock appreciation rights), such shares shall be added back to the shares of Common Stock available for Awards under the Plan.

    (iii) In the event that shares of Common Stock are delivered in respect of dividend equivalents granted under this Plan, only the actual number of shares delivered with respect to the award shall reduce (or otherwise offset) the number of shares of Common Stock that are available for issuance under this Plan.

    (iv) To the extent that shares of Common Stock are delivered pursuant to the exercise of an Option or SAR under this Plan (or a stock option or stock appreciation right under the Prior Plan), the entire number of shares subject to the award shall be counted against Share Reserve. Shares repurchased on the open market with the proceeds received by the Company upon the exercise of an Option or SAR under this Plan (or a stock option or stock appreciation right under the Prior Plan) shall not be added to the shares of Common Stock available for Awards under the Plan.

(c) **Incentive Stock Option Limit**. Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued on the exercise of Incentive Stock Options will be 5,000,000 shares of Common Stock.

(d) **Source of Shares**. The stock issuable under this Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise or shares classified as treasury shares.

(e) **No Fractional Shares**. Unless otherwise expressly provided by the Administrator, no fractional shares shall be delivered under this Plan. The Administrator may pay cash in lieu of any fractional shares in settlements of Awards under this Plan.

4. ELIGIBILITY.

(a) **Eligibility for Specific Stock Awards**. Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants.

(b) **Ten Percent Stockholders**. A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

5. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Administrator deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock

Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; provided, however, that each Award Document will conform to (through incorporation of provisions hereof by reference in the applicable Award Document or otherwise) the substance of each of the following provisions:

(a) **Term**. Subject to Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of 10 years from the date of its grant or such shorter period specified in the Award Document.

(b) **Exercise Price**. Subject to Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Award if such Award is a Substitute Award and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) **Purchase Price for Options**. The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Administrator in its sole discretion, by any combination of the methods of payment set forth below. The Administrator will have the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The purchase price shall be denominated in U.S. dollars. The permitted methods of payment are as follows:

(i) a reduction in compensation otherwise payable to the Participant or for services rendered by the Participant;

(ii) by cash, check, bank draft or money order payable to the Company;

(iii) pursuant to a program developed under Regulation T as promulgated by the United States Federal Reserve Board or a successor regulation, or a similar rule in a foreign jurisdiction of domicile of a Participant, that, prior to or contemporaneously with the issuance of the stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the proceeds of sale of such stock;

(iv) pursuant to a "cashless exercise" with a third party who provides financing for the purposes of (or who otherwise facilitates) the purchase or exercise of awards, including through same-day sales;

(v) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(vi) by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; provided, however, that the Company will accept cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(vii) in any other form of legal consideration that may be acceptable to the Administrator and specified in the applicable Award Document.

(d) **Exercise and Payment of a SAR**. To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Appreciation Right Award Document evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR (with respect to which the Participant is exercising the SAR on such date), over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Administrator and contained in the Award Document evidencing such SAR.

(e) **Transferability of Options and SARs**. The Administrator may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Administrator determines. In the absence of such a determination by the Administrator to the contrary, the following restrictions on the transferability of Options and SARs will apply:

(i) <u>Restrictions on Transfer</u>. An Option or SAR will not be transferable except by will or by the laws of descent and distribution (or pursuant to subsections (ii) and (iii) below), and will be exercisable during the lifetime of the Participant only by the Participant. The Administrator may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws (including, but not limited to, a transfer to the Company to the extent consistent with applicable tax and securities laws). Except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration.

(ii) <u>Domestic Relations Orders</u>. Subject to the approval of the Administrator or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a qualified domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by U.S. Treasury Regulation 1.421–1(b)(2) or other applicable law. If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

(iii) <u>Beneficiary Designation</u>. Subject to the approval of the Administrator or a duly authorized Officer, a Participant may, by delivering written notice to the Company or designated broker, in a form approved by the Company (or the designated broker), designate a third party who, on the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f) **Vesting Generally**. The total number of shares of Common Stock subject to an Option or SAR may vest and therefore become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of performance goals or other criteria) as the Administrator may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this <u>Section 5(f)</u> are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g) **Termination of Continuous Service**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Award as of the date of termination of Continuous Service) within the period of time ending on the earlier of (i) the date three months following the termination of the Participant's Continuous Service and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR will terminate.

(h) **Extension of Termination Date.** Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of three months (that need not be consecutive) after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. In addition, unless otherwise provided in a Participant's applicable Award Document, or other agreement between the Participant and the Company, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, and the Company does not waive the potential violation of the policy or otherwise permit the sale, or allow the Participant to surrender shares of Common Stock to the Company in satisfaction of any exercise price and/or any withholding obligations under Section 8(g), then the Option or SAR will terminate on the earlier of (i) the expiration of a period of months (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document.

(i) **Disability of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 12 months following such termination of Continuous Service, and (ii) the expiration of the term of the Option or SAR as set forth in the applicable Award Document. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j) **Death of Participant**. Except as otherwise provided in the applicable Award Document, or other agreement between the Participant and the Company, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in this Plan or the applicable Award Document, or other agreement between the Participant and the Company, for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Option or SAR may be exercised (to the extent the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within the period ending on the earlier of (i) the date 36 months following the date of death, and (ii) the expiration of the term of such Option or SAR as set forth in the applicable Award Document. If, after the Participant's death, the Option or SAR is not exercised within the applicable time frame, the Option or SAR will terminate.

(k) **Termination for Cause**. Except as explicitly provided otherwise in a Participant's Award Document or other individual written agreement between the Company or any Subsidiary and the Participant, if a Participant's Continuous Service is terminated for Cause, the Option or SAR will terminate upon the date on which the event giving rise to the termination for Cause first occurred, and the Participant will be prohibited from exercising his or her Option or SAR from and after the date on which the event giving rise to the termination for Cause first occurred (or, if required by law, the date of termination of Continuous Service). If a Participant's Continuous Service is suspended pending an investigation of the existence of Cause, all of the Participant's rights under the Option or SAR will also be suspended during the investigation period.

(l) **No Repricing or Cash Buyout**. Neither an Option nor SAR may be modified to reduce the exercise price thereof nor may a new Option, SAR or other Award at a lower price be substituted or exchanged for a surrendered Option or SAR nor may an outstanding Option or SAR with an exercise price per share that equals or exceeds the Fair Market Value of one share of Common Stock be exchanged or substituted for cash (including a Cash Award) (other than adjustments or substitutions in accordance with Section 9(a) relating to Capitalization Adjustments), unless such action is approved by the stockholders of the Company.

6. PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.

(a) **Restricted Stock Awards**. Each Restricted Stock Award Document will be in such form and will contain such terms and conditions as the Administrator deems appropriate. To the extent consistent with the Company's bylaws, at the Administrator's election, shares of Common Stock may be (x) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse, or (y) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Administrator. The terms and conditions of Restricted Stock Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Award Documents need not be identical. Each Restricted Stock Award Document will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) <u>Consideration</u>. A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or a Subsidiary, or (C) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under applicable law.

(ii) <u>Vesting</u>. Shares of Common Stock awarded under the Restricted Stock Award Document may be subject to forfeiture to the Company in accordance with a vesting schedule and subject to such conditions as may be determined by the Administrator.

(iii) <u>Termination of Participant's Continuous Service</u>. If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right, any or all of the shares of Common Stock held by the Participant that have not vested as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Document.

(iv) <u>Transferability</u>. Common Stock issued pursuant to an Award, and rights to acquire shares of Common Stock under the Restricted Stock Award Document, will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Document, as the Administrator determines in its sole discretion, so long as such Common Stock remains subject to the terms of the Restricted Stock Award Document. Notwithstanding the foregoing or anything in the Plan or the Restricted Stock Award Document to the contrary, no Restricted Stock Award may be transferred to any financial institution without prior stockholder approval.

(v) <u>Dividends</u>. Any dividends paid on Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Restricted Stock Award to which they relate.

(b) **Restricted Stock Unit Awards**. Each Restricted Stock Unit Award Document will be in such form and will contain such terms and conditions as the Administrator deems appropriate. The terms and conditions of Restricted Stock Unit Award Documents may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Documents need not be identical. Each Restricted Stock Unit Award Document will conform to (through incorporation of the provisions hereof by reference in the Agreement or otherwise) the substance of each of the following provisions:

(i) <u>Consideration</u>. At the time of grant of a Restricted Stock Unit Award, the Administrator will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Administrator, in its sole discretion, and permissible under applicable law.

(ii) <u>Vesting</u>. At the time of the grant of a Restricted Stock Unit Award, the Administrator may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) <u>Payment</u>. A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Administrator and contained in the Restricted Stock Unit Award Document.

(iv) <u>Additional Restrictions</u>. At the time of the grant of a Restricted Stock Unit Award, the Administrator, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) <u>Dividend Equivalents</u>. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Restricted Stock Unit Award, as determined by the Administrator and contained in the Restricted Stock Unit Award Document. At the sole discretion of the Administrator, such dividend equivalents may be converted into additional shares of Common Stock covered by the Restricted Stock Unit Award in such manner as determined by the Administrator. Any dividend equivalents and/or additional shares covered by the Restricted Stock Unit Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Restricted Stock Unit Award Document to which they relate (including the same vesting and forfeiture restrictions).

(vi) <u>Termination of Participant's Continuous Service</u>. Except as otherwise provided in the applicable Restricted Stock Unit Award Document, or other agreement between the Participant and the Company, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) **Performance Stock Awards**.

(i) <u>Performance Stock Awards</u>. A Performance Stock Award is a Stock Award (including, but not limited to, in the form of Restricted Stock and Restricted Stock Units) that is payable (including that may be granted, vest or exercised) contingent upon the attainment during a Performance Period of the achievement of certain performance goals. A Performance Stock Award may, but need not, require the completion of a specified period of Continuous Service. The length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Administrator, or an authorized Officer, in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Award Document, the Administrator may determine that cash may be used in payment of Performance Stock Awards.

(ii) <u>Dividends; Dividend Equivalents</u>. Any dividends paid on a Performance Stock Award in the form of Restricted Stock will be subject to the same vesting and forfeiture restrictions as apply to the shares subject to the Performance Stock Award to which they relate. Dividend equivalents may be credited in respect of shares of Common Stock covered by a Performance Stock Award in the form of Restricted Stock Units, as determined by the Administrator and contained in the Performance Stock Award Document. At the sole discretion of the Administrator, such dividend equivalents may be converted into additional shares of Common Stock covered by such Performance Stock Award in such manner as determined by the Administrator. Any dividend equivalents and/or additional shares covered by such Performance Stock Award credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying Performance Stock Award Document to which they relate (including the same vesting and forfeiture restrictions).

(iii) <u>Administrator Discretion</u>. The Administrator or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use for a Performance Period.

(d) **Cash Awards**. A Cash Award is an award of cash that is granted under the Plan. A Cash Award that may become payable contingent upon the attainment during a Performance Period of the achievement of certain performance goals is a Performance Cash Award. A Cash Award (including a Performance Cash Award) may require the completion of a specified period of Continuous Service. At the time of grant of a Performance Cash Award, the length of any Performance Period, the performance goals to be achieved during the Performance Period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Committee, the Administrator, or an authorized Officer, in its sole discretion. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for a Participant to have the option for his or her Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property. The Administrator or an authorized Officer, as the case may be, retains the discretion to define the manner of calculating the performance criteria it selects to use for a Performance Period.

(e) **Other Stock-Based Awards**. Other Stock-Based Awards will consist of other types of equity-based or equity-related awards not otherwise described by the terms of the Plan in such amounts and subject to such terms and conditions, as the Administrator or an authorized Officer shall determine. Such Awards may involve the transfer of actual shares of Common Stock, or payment in cash or otherwise of amounts based on the value of Common Stock.

Other Stock-Based Awards may include, but not be limited to, dividend equivalent rights granted as a separate award or in connection with another award under this Plan; provided, however, that dividend equivalent rights may not be granted in connection with Options or SARs granted under this Plan. In addition, any dividends and/ or dividend equivalents as to the portion of an Award that is subject to unsatisfied vesting requirements will be subject to termination and forfeiture to the same extent as the corresponding portion of the Award to which they relate in the event the applicable vesting requirements are not satisfied.

7. COVENANTS OF THE COMPANY.

(a) **Securities Law Compliance**. The Company will seek to obtain from each regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act this Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under this Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of an Award or the subsequent issuance of cash or Common Stock pursuant to the Award if such grant or issuance would be in violation of any applicable securities law.

(b) **No Obligation to Notify or Minimize Taxes**. The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to, and does not undertake to, provide tax advice or to minimize the tax consequences of an Award to the holder of such Award.

8. MISCELLANEOUS.

(a) **Use of Proceeds from Sales of Common Stock**. Proceeds from the sale of shares of Common Stock pursuant to Stock Awards will constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Awards**. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the latest date that all necessary corporate action has occurred and all material terms of the Award (including, in the case of stock options, the exercise price thereof) are fixed, unless otherwise determined by the Administrator, regardless of when the documentation evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board or Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Document as a result of a clerical error in the papering of the Award Document, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Document.

(c) **Stockholder Rights**. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights or Rights to Awards**. Nothing in this Plan, any Award Document or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or any other capacity or will interfere in any way with the right of the Company or Affiliate to change a Participant's compensation or other benefits, or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, including, but not limited to, Cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the organizational documents of the Company or an Affiliate (including articles of incorporation and bylaws), and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be. In addition, no person shall have any claim or rights to be granted an Award (or additional Awards, as the case may be) under this Plan, subject to any express contractual rights (set forth in a document other than this Plan) to the contrary.

(e) **Incentive Stock Option Limitations**. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds USD$100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(f) **Withholding Obligations**. Unless prohibited by the terms of an Award Document, the Company may, in its sole discretion, satisfy any national, state, local or other tax withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award (only up to the amount permitted that will not cause an adverse accounting consequence or cost); (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant, including proceeds from the sale of shares of Common Stock issued pursuant to a Stock Award; or (v) by such other method as may be set forth in the Award Document.

(g) **Electronic Delivery**. Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto), or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(h) **Deferrals**. To the extent permitted by applicable law, the Administrator, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code (to the extent applicable to a Participant). Consistent with Section 409A of the Code, the Administrator may provide for distributions while a Participant is still an employee or otherwise providing services to the Company. The Administrator is authorized to make deferrals of Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of this Plan and in accordance with applicable law.

(i) **Compliance with Section 409A**. Unless otherwise expressly provided for in an Award Document, or other agreement between the Participant and the Company, this Plan and Award Documents will be interpreted to the greatest extent possible in a manner that makes this Plan and the Awards granted hereunder exempt from Section 409A of the Code, to the extent that Section 409A of the Code is applicable to an Award, and, to the extent not so exempt, in compliance with Section 409A of the Code. If the Administrator determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Document evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Document is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Document. Notwithstanding anything to the contrary in this Plan (and unless the Award Document specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code and the Participant is otherwise subject to Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Participant's "separation from service" or, if earlier, the date of the Participant's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(j) **Clawback/Recovery**. All Awards granted under this Plan will be subject to recoupment in accordance with the Company's compensation recovery (clawback) policy or policies then in effect. No recovery of compensation under any such policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or a Subsidiary.

(k) **Plan Not Funded**. Awards payable under this Plan shall be payable in shares or from the general assets of the Company, and no special or separate reserve, fund or deposit shall be made to assure payment of such Awards. No Participant, beneficiary or other person shall have any right, title or interest in any fund or in any specific asset (including shares of Common Stock, except as expressly otherwise provided) of the Company or one of its Subsidiaries by reason of any Award hereunder. Neither the provisions of this Plan (or of any related documents), nor the creation or adoption of this Plan, nor any action taken pursuant to the provisions of this Plan shall create, or be construed to create, a trust of any kind or a fiduciary relationship between the Company or one of its Subsidiaries and any Participant, beneficiary or other person. To the extent that a Participant, beneficiary or other person acquires a right to receive payment pursuant to any Award hereunder, such right shall be no greater than the right of any unsecured general creditor of the Company.

9. **ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.**

(a) **Capitalization Adjustments**. In the event of a Capitalization Adjustment, the Administrator will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to this Plan pursuant to Section 3(a); (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c); and (iii) the class(es) and number of securities or other property and value (including price per share of stock) subject to outstanding Stock Awards. The Administrator will make such adjustments, and its determination will be final, binding and conclusive.

(b) **Dissolution or Liquidation**. Except as otherwise provided in the Stock Award Document, or other agreement between the Participant and the Company, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service; provided, however, that the Administrator may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) **Change in Control**. The following provisions will apply to Awards in the event of a Change in Control unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Subsidiary and the Participant or unless otherwise expressly provided by the Administrator at the time of grant of an Award. In the event of a Change in Control, then, notwithstanding any other provision of this Plan, the Administrator will take one or more of the following actions with respect to each outstanding Award, contingent upon the closing or completion of the Change in Control:

(i) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Award or to substitute a similar award for the Award (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

(ii) arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

(iii) accelerate the vesting, in whole or in part, of the Award (and, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Administrator will determine (or, if the Administrator will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(iv) arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Award;

(v) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as the Administrator, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Award, taking into account the value of the Common Stock subject to the canceled Award, the possibility that the Award might not otherwise vest in full, and such other factors as the Administrator deems relevant; and

(vi) cancel or arrange for the cancellation of the Award, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Administrator equal to the excess, if any, of (A) the value in the Change in Control of the property the Participant would have received upon the exercise of the Award immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

The Administrator need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Administrator may take different actions with respect to the vested and unvested portions of an Award.

In the absence of any affirmative determination by the Administrator at the time of a Change in Control, each outstanding Award will be assumed or an equivalent Award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume the Award or to substitute an equivalent Award, in which case the vesting of such Award will accelerate in its entirety (along with, if applicable, the time at which the Award may be exercised) to a date prior to the effective time of such Change in Control as the Administrator will determine (or, if the Administrator will not determine such a date, to the date that is five days prior to the effective date of the Change in Control), with such Award terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective; provided, that the holder of a Stock Option or SAR shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding vested Stock Options and SARs (after giving effect to any accelerated vesting required in the circumstances) in accordance with their terms before the termination of such Awards (except that in no case shall more than ten days' notice of the impending termination be required and any acceleration of vesting and any exercise of any portion of an award that is so accelerated may be made contingent upon the actual occurrence of the event).

(d) **Acceleration of Awards upon a Change in Control**. An Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Award Document for such Award or as may be provided in any other written agreement between the Company or any Subsidiary and the Participant, but in the absence of such provision, no such acceleration will occur.

10. AMENDMENT OF THIS PLAN AND OUTSTANDING AWARDS.

(a) **Amendment to Plan**. The Administrator may amend this Plan in any respect the Administrator deems necessary or advisable, subject to the limitations of applicable law. If required by applicable law or listing requirements, and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of this Plan that (a) materially increases the number of shares of Common Stock available for issuance under this Plan, (b) materially expands the class of individuals eligible to receive Awards under this Plan, (c) materially increases the benefits accruing to Participants under this Plan, (d) materially reduces the price at which shares of Common Stock may be issued or purchased under this Plan, (e) materially extends the term of this Plan, or (f) materially expands the types of Awards available for issuance under this Plan.

(b) **Amendment to Outstanding Awards**. The Administrator may also amend the terms of any one or more outstanding Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Documents for such Awards, subject to any specified limits in this Plan that are not subject to Administrator discretion. A Participant's rights under any Award will not be impaired by any such amendment unless the Company requests the consent of the affected Participant, and the Participant consents in writing. However, a Participant's rights will not be deemed to have been impaired by any such amendment if the Administrator, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights. Subject to the limitations   of applicable law, the Administrator may amend the terms of any one or more Awards without the affected Participant's consent (a) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (b) to change the terms of an Incentive Stock Option, if such change results in impairment of the Award solely because it impairs the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code, (c) to clarify the manner of exemption from, or to bring the Award into compliance with, Section 409A of the Code, or (d) to comply with other applicable laws or listing requirements.

11. EFFECTIVE DATE OF PLAN; TIMING OF FIRST GRANT OR EXERCISE; TERM; TERMINATION.

(a) **Effective Date; Timing of First Grant or Exercise**. This Plan shall come into existence on the Effective Date and no Award may be granted under this Plan prior to the Effective Date. In addition, no Stock Award may be exercised (or, in the case of a Restricted Stock Award, Restricted Stock Unit Award, or Performance Stock Award, may be granted) and no Cash Award may be settled unless and until this Plan has been approved by the stockholders of the Company, which approval will be within 12 months before or after the Adoption Date.

(b) **Term; Termination**. The Plan shall remain available for the grant of Awards until the 10th anniversary of the Effective Date. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Administrator may determine. No Awards may be granted under this Plan after it is terminated. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

12. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

13. DEFINITIONS.

As used in this Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "**Adoption Date**" means the date this Plan is originally adopted by the Board.

(b) "**Affiliate**" means, at the time of determination, any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405 of the Securities Act. The Administrator will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(c) "**Award**" means a Stock Award or a Cash Award.

(d) "**Award Document**" means a written agreement between the Company and a Participant, or a written notice issued by the Company to a Participant, evidencing the terms and conditions of an Award.

(e) "**Beneficially Own**" or "Beneficial Owner" (as the context may require) means a "beneficial owner" as defined in Rule 13d-3 of the Exchange Act, except that a person shall also be deemed the beneficial owner of all securities which such person may have a right to acquire, whether or not such right is presently exercisable.

(f) "**Board**" means the Board of Directors of the Company.

(g) "**Business Combination**" means the consummation of any merger, consolidation, reorganization or other extraordinary transaction (or series of related transactions) involving the Company, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries.

(h) "**Capitalization Adjustment**" means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Stock Award after the Adoption Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) "**Cash Award**" means an award of cash granted pursuant to the terms and conditions of Section 6(d).

(j) "**Cause**" means the occurrence or existence of any of the following with respect to a Participant: (i) the Participant's conviction by, or entry of a plea of guilty or nolo contendere in, a court of competent and final jurisdiction for any crime involving moral turpitude or any felony punishable by imprisonment in the jurisdiction involved; (ii) the Participant's willful engaging in dishonest or fraudulent actions or omissions; (iii) the Participant's failure or refusal to perform his or her duties as reasonably required by the Company or any Subsidiary; (iv) negligence, insubordination, violation by the Participant of any duty (of loyalty or otherwise) owed to the Company or any Subsidiary, or any other material misconduct on the part of the Participant; (v) conduct by the Participant which, upon reasonable investigation, is determined by the Company to violate the Company's or any Subsidiary's anti-harassment, discrimination or retaliation policies; (vi) conduct endangering, or likely to endanger, the health or safety of another employee; (vii) falsifying or misrepresenting information on the records of the Company or any Subsidiary; (viii) the Participant's physical destruction or theft of substantial property or assets of the Company or any Subsidiary; or (ix) breach of any policy of, or agreement with, the Company or any Subsidiary applicable to the Participant or to which the Participant is otherwise bound.

(k) "**Change in Control**" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Person, alone or together with its affiliates and associates, including any group of persons which is deemed a "person" under Section 13(d)(3) of the Exchange Act (other than the Employer or any employee benefit plan (or related trust) of the Employer, or any underwriter in connection with a firm commitment public offering of the Company's capital stock), becomes the Beneficial Owner of: (i) thirty-three and one-third percent or more of the then Outstanding Company Common Stock; or (ii) securities representing thirty-three and one-third percent or more of the Outstanding Company Voting Securities (in each case above, other than an acquisition in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control under, clause (iii) below);

(ii) a change, during any period of two consecutive years, of a majority of the Board as constituted as of the beginning of such period, unless the election, or nomination for election by the Company's stockholders, of each director who was not a director at the beginning of such period was approved by vote of at least two-thirds of the Incumbent Directors then in office;

(iii) a Business Combination, unless, following such Business Combination, (i) all or substantially all of the individuals and entities that were the Beneficial Owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination Beneficially Own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, a Parent), (ii) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Parent, and excluding any underwriter in connection with a firm commitment public offering of the Company's capital stock) Beneficially Owns, directly or indirectly, more than thirty-three and one-third percent of, respectively, the then-outstanding shares of common stock of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, and (iii) at least a majority of the members of the board of directors of the entity resulting from such Business Combination or a Parent were Incumbent Directors at the time of execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(iv) the stockholders of the Company approve a plan of complete liquidation or dissolution of the Company (other than in the context of a merger, consolidation, reorganization, asset sale or other extraordinary transaction covered by, and which does not constitute a Change in Control under, clause (iii) above).

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Subsidiary and the Participant will supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Administrator may, in its sole discretion and without a Participant's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

(l) "**Code**" means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(m) "**Committee**" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(d).

(n) "**Compensation Committee**" means the Compensation and Talent Committee of the Board.

(o) "**Common Stock**" means the common stock, $.01 par value per share, of the Company.

(p) "**Company**" Western Digital Corporation, a Delaware corporation.

(q) "**Consultant**" means any person, including an advisor, who is (i) engaged by the Company or a Subsidiary to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of a Subsidiary and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of this Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form Registration Statement on Form S-8 or a successor form under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(r) "**Continuous Service**" means that the Participant's service with the Company or a Subsidiary, whether as an Employee, Director or Consultant, is not interrupted or terminated. Unless the express policy of the Company or any Subsidiary, or the Administrator, otherwise provides, or except as otherwise required by applicable law, a Participant will not be deemed to have terminated Continuous Service in the case of (i) sick leave, (ii) military leave, (iii) transfer from one Affiliate to another Affiliate, or (iv) any other leave of absence authorized by the Company (or Subsidiary) or the Administrator, provided that such leave is for a period of not more than three months (unless the Administrator otherwise provides or reemployment or continued service is guaranteed by contract or law upon the expiration of such leave). In the case of any Participant of the Company or one of its Subsidiaries on an approved leave of absence, continued vesting of an Award while on leave from the service of the Company or one of its Subsidiaries may be suspended until the Participant returns to service, unless the Administrator otherwise provides or applicable law otherwise requires. For purposes of this Plan and any Award, if an entity ceases to be a Subsidiary, a termination of Continuous Service shall be deemed to have occurred with respect to each Participant in respect of such Subsidiary who does not continue as an Employee, Director or Consultant in respect of the Company or another Subsidiary that continues as such after giving effect to the transaction or other event giving rise to the change in status. In addition, if required for exemption from or compliance with Section 409A of the Code, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of "separation from service" as defined under U.S. Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(s) "**Director**" means a member of the Board.

(t) "**Disability**" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months as provided in Sections 22(e)(3) and 409A(a)(2)(C)(i) of the Code, and will be determined by the Administrator on the basis of such medical evidence as the Administrator deems warranted under the circumstances.

(u) "**Employee**" means any person providing services as an employee of the Company or a Subsidiary. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of this Plan.

(v) "**Entity**" means a corporation, partnership, limited liability company or other entity.

(w) "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(x) "**Fair Market Value**" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock as of any date of determination will be, unless otherwise determined by the Administrator, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Administrator deems reliable.

(ii) Unless otherwise provided by the Administrator, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Administrator in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(y) "**Incentive Stock Option**" means an option granted pursuant to Section 5 of this Plan that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(z) "**Incumbent Directors**" means the directors holding office as of the Effective Date and any person becoming a director subsequent to such date whose election, or nomination for election by the Company's stockholders, is approved by a vote of at least a majority of the Incumbent Directors then in office.

(aa) "**Non-Employee Director**" means a Director who either (i) is not a current employee or officer of the Company or a Subsidiary, does not receive compensation, either directly or indirectly, from the Company or a Subsidiary for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("**Regulation S-K**")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3 of the Exchange Act.

(bb) "**Nonstatutory Stock Option**" means any option granted pursuant to Section 5 of this Plan that does not qualify as an Incentive Stock Option.

(cc) "**Officer**" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(dd) "**Option**" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to this Plan.

(ee) "**Option Agreement**" means an Award Document evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of this Plan.

(ff) "**Other Stock-Based Awards**" means an award granted pursuant to the terms and conditions of Section 6(e).

(gg) "**Outstanding Company Common Stock**" means the outstanding shares of the Company's common stock.

(hh) "**Outstanding Company Voting Securities**" means the combined voting power of the Company's then outstanding voting securities.

(ii) "**Own," "Owned," "Owner," "Ownership**" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(jj) "**Parent**" means an entity that, as a result of a Business Combination, owns the Company or all or substantially all of the Company's assets directly or through one or more subsidiaries.

(kk) "**Participant**" means a person to whom an Award is granted pursuant to this Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ll) "**Performance Cash Award**" means an award of cash granted pursuant to the terms and conditions of Section 6(d).

(mm) "**Performance Period**" means the period of time selected by the Administrator over which the attainment of one or more performance goals will be measured for the purpose of determining a Participant's right to and the payment of a Stock Award or a Performance Cash Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Administrator.

(nn) "**Performance Stock Award**" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(oo) "**Person**" means a person as defined in Sections 13(d) and 14(d) of the Exchange Act.

(pp) "**Plan**" means this 2021 Long-Term Incentive Plan of Western Digital Corporation, as amended and restated from time to time.

(qq) "**Prior Plans**" means (i) the Amended and Restated Western Digital Corporation 2017 Performance Incentive Plan and (ii) the SanDisk Corporation 2013 Incentive Plan.

(rr) "**Restricted Stock Award**" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ss) "**Restricted Stock Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Document will be subject to the terms and conditions of this Plan.

(tt) "**Restricted Stock Unit Award**" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(uu) "**Restricted Stock Unit Award Document**" means an Award Document evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Document will be subject to the terms and conditions of this Plan.

(vv) "**Securities Act**" means the U.S. Securities Act of 1933, as amended.

(ww) "**Stock Appreciation Right**" or "SAR" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(xx) "**Stock Appreciation Right Award Document**" means an Award Document evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Award Document will be subject to the terms and conditions of this Plan.

(yy) "**Stock Award**" means any right to receive Common Stock granted under this Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a Restricted Stock Unit Award, a Stock Appreciation Right, or a Performance Stock Award.

(zz) "**Stock Award Document**" means an Award Document evidencing the terms and conditions of a Stock Award grant. Each Stock Award Document will be subject to the terms and conditions of this Plan.

(aaa) "**Subsidiary**" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(bbb) "**Substitute Awards**" means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(ccc) "**Ten Percent Stockholder**" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

END OF DOCUMENT

Corporate Headquarters
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, CA 95119
Phone: 408.717.6000

Investor Relations
Website: investor.wdc.com
E-mail: investor@wdc.com
Phone: 800.695.6399

Worldwide Websites
westerndigital.com
wd.com
sandisk.com

Transfer Agent and Registrar
American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, New York 11219
Website: astfinancial.com
Phone: 800.937.5449

Independent Registered Public Accounting Firm
KPMG LLP

Stock Exchange Listing
Western Digital's common stock trades on the Nasdaq Global Select Market® under the symbol WDC

Western Digital.